Form 20-F
period 2025-03-31
Kandal M Venture Ltd
filed 2025-07-30
CIK 2024656

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _________________________

For the transition period from __________________ to_____________________________

Commission file number 001-42715

Kandal M Venture Limited
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia
(Address of principal executive offices)

+855-23425205. Lim Ngee Woon, CEO
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares	FMFC	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Class A
(Title of Class)

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

An aggregate of 13,000,000 Class A ordinary shares, par value US$0.00001 per share, as of March 31, 2025.

An aggregate of 3,000,000 Class B ordinary shares, par value US$0.00001 per share, as of March 31, 2025.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑
Emerging growth company ☑

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive- based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☑	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

Kandal M Venture Limited

i

INTRODUCTION

Unless otherwise indicated, all references in this Annual Report on Form 20-F to the “Company”, “Group”, “we”, “us”, and “our” refer to Kandal M Venture Limited (“KMV”). References to “our operating subsidiary” and “operating subsidiary” refer to FMF Manufacturing Co., Ltd. (“FMF”). We publish our consolidated financial statements in US dollars.

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“Articles” or “Articles of Association” are to the second amended and restated articles of association of our Company, with effect immediately prior to the completion of the IPO and as amended, supplemented and/or otherwise modified from time to time;

●	“BVI” is to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act as amended, supplemented or otherwise modified from time to time;

●	“Cambodia” is to the Kingdom of Cambodia;

●	“Cambodia Factory” is to the production site of FMF located in Kandal Province, Cambodia;

●	“Cambodian Government” is to the Royal Government of Cambodia;

●	“Class A Ordinary Shares” are to the Class A ordinary shares with a par value of US$0.00001 each of KMV;

●	“Class B Ordinary Shares” are to the Class B ordinary shares with a par value of US$0.00001 each of KMV;

●	“Companies Act” is to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” is to DMD Venture Limited;

●	“COVID-19” is to the Coronavirus Disease 2019;

●	“EUR” is to Euro, the legal currency of the European Union;

●	“Exchange Act” is to the U.S. Securities Exchange Act of 1934, as amended;

●	“FMF” is to FMF Manufacturing Co., Ltd., a company established in Cambodia with limited liability, a direct wholly-owned subsidiary of PFL and an indirect wholly-owned subsidiary of KMV and PMV;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the PRC;

●	“IPO” is to an initial public offering of securities;

●	“KHR” is to Riel, the legal currency of Cambodia;

●	“Mainland China” is to the mainland of the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong and Macau, and Taiwan;

●	“Memorandum” or “Memorandum of Association” is to the amended and restated memorandum of association of our Company adopted on March 21, 2024 as amended, supplemented and/or otherwise modified from time to time;

●	“Ordinary Shares” or “Shares” are to the Class A Ordinary Shares and the Class B Ordinary Shares;

●	“our operating subsidiary” or “operating subsidiary” is to FMF;

●	“PFL” is to Prospect Focus Limited, a company incorporated in Hong Kong with limited liability, a direct wholly-owned subsidiary of PMV and an indirect wholly-owned subsidiary of KMV;

●	“PMV” is to Padachi M Venture Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of KMV;

●	“PRC” or “China” is to the People’s Republic of China, including, for the purpose of this annual report, the special administrative regions of Hong Kong and Macau;

●	“RMB” are to Renminbi, the legal currency of Mainland China;

●	“Securities Act” is to the U.S. Securities Act of 1933, as amended;

●	“US” is to the United States;

●	“U.S. dollars” or “US$” or “dollars” or “USD” are to the legal currency of the United States;

●	“we”, “us”, “our”, “our Company”, the “Company”, “our Group”, the “Group”, or “KMV” in this Annual Report are to Kandal M Venture Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on January 16, 2024, that issued the Class A Ordinary Shares being offered; and

●	“WTO” is to World Trade Organization.

We have made rounding adjustments to some of the figures included in this Annual Report. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

KMV is a holding company registered and incorporated in the Cayman Islands with operations conducted in Cambodia through its operating subsidiary, FMF. KMV’s reporting currency is USD.

KMV’s fiscal year ends on March 31. References to a particular “fiscal year” are to our fiscal year ended March 31 of that calendar year. References to a particular “year” are also to our fiscal year ended March 31 of that calendar year unless the text indicates otherwise.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements that involve substantial risks and uncertainties. In some cases, you can identify forward-looking statements by the words “may”, “might”, “will”, “could”, “would”, “should”, “expect”, “intend”, “plan”, “goal”, “objective”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “continue” and “ongoing”, or the negative of these terms, or other comparable terminology intended to identify statements about the future. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. The forward-looking statements and opinions contained in this Annual Report are based upon information available to us as of the date of this Annual Report and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. Forward-looking statements include statements about:

●	timing of the development of future business;

●	capabilities of our business operations;

●	expected future economic performance;

●	competition in our market;

●	continued market acceptance of our services and products;

●	protection of our intellectual property rights;

●	changes in the laws that affect our operations;

●	fluctuations in foreign currency exchange rates;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	continued development of a public trading market for our securities;

●	the cost of complying with current and future governmental regulations and the impact of any changes in the regulations on our operations;

●	managing our growth effectively;

●	projections of revenue, earnings, capital structure and other financial items;

●	fluctuations in operating results;

●	dependence on our senior management and key employees; and

●	other factors set forth under “Risk Factors.”

You should refer to the section titled “Risk Factors” for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this Annual Report will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

You should read this Annual Report and the documents that we reference in this Annual Report and have filed as exhibits to the registration statement, of which this Annual Report forms a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

INDUSTRY AND MARKET DATA

We obtained certain industry, market and competitive position data in this Annual Report from our own internal estimates, surveys and research and from publicly available information, including industry and general publications and research, surveys and studies conducted by third parties, such as reports by private entities. None of these private entities are affiliated with our Company, and the information contained in this report has not been reviewed or endorsed by any of them.

Industry publications, research, surveys, studies and forecasts generally state that the information they contain has been obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and uncertainties as the other forward-looking statements in this Annual Report. These forecasts and forward-looking information are subject to uncertainty and risk due to a variety of factors, including those described under “Risk Factors”. These and other factors could cause results to differ materially from those expressed in the forecasts or estimates from independent third parties and us.

v

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable.

3.C. Reason for the Offer and Use of Proceeds

Not applicable.

3.D. Risk Factors

Risks Related to Doing Business in Cambodia

Our operations are subject to various laws and regulations in Cambodia.

Our business is regulated by various laws, rules and regulations promulgated by the Cambodian Government such as regulations on business licenses, intellectual property rights, employment, personal data and privacy, dividends, distribution trade services and cybersecurity. Certain registrations, certificates and/or licenses for the conduct of our business are required under the above laws. If we fail to obtain or renew such registration, certificates, and/or licences, we may not be able to operate our business in Cambodia, which may adversely affect the financial performance of our Group.

The laws in Cambodia and its legal system are still in a developmental stage and are subject to change. In addition, business entry and business operations in Cambodia involve bureaucratic and legal procedures, which change from time to time without notice. The opinions and decisions of the Cambodian courts are also usually not published or available to the public, and the judicial interpretation of Cambodian laws is therefore uncertain. These factors mean that there is a lack of consistency and predictability in the interpretation and enforcement of laws and regulations and dispute resolution. Our business and future expansion plan in Cambodia may be affected if material changes are made to Cambodia’s investment laws, related regulations and the accompanying investment incentive framework. Accordingly, conducting business in Cambodia entails a certain degree of risk and uncertainty. In the event that new laws are imposed, new policies are adopted or existing laws, rules, regulations or policies are interpreted or enforced in a way which is adverse to our operations, our business and financial performance could be adversely affected.

Developments in the social, political, regulatory and economic environment in Cambodia may have a material adverse impact on us.

Our business, prospects, financial condition and results of operations may be adversely affected by social, political, regulatory and economic developments in Cambodia. Such political and economic uncertainties include, but are not limited to, the risks of war, terrorism, nationalism, nullification of contract, changes in interest rates, imposition of capital controls and methods of taxation.

Negative developments in Cambodia’s socio-political environment may adversely affect our business, financial condition, results of operations and prospects.

We face the risk that changes in the policies of the Cambodian Government could have a significant impact upon the business we may be able to conduct in Cambodia and the profitability of such business.

Policies of the Cambodian Government can have significant effects on the economic conditions of Cambodia. A change in policies by the Cambodian Government could adversely affect our interests by, among other factors: changes in laws, regulations or the interpretation thereof, confiscatory taxation, restrictions on currency conversion, imports or sources of supplies, or the expropriation or nationalization of private enterprises. We cannot assure you that the Cambodian Government will continue to pursue current policies or that such policies may not be significantly altered, especially in the event of a change in leadership, social or political disruption, or other circumstances affecting Cambodia’s political, economic and social environment.

We may be subject to foreign exchange control policies in Cambodia if imposed by the Cambodian Government.

Cambodia does not currently impose any foreign exchange control restrictions which would restrict or prohibit the repatriation of funds by a Cambodian company out of Cambodia, including to pay dividends to its foreign shareholder(s), provided that such transfer is made through a Cambodian-licensed bank and further complies with capital maintenance rules and relevant taxation laws and regulations as discussed throughout this Annual Report.

In addition, FMF is not generally required to formally report on any transactions involving the sending to, or receiving of, funds from abroad but Cambodian-licensed banks are required to provide periodic statements on capital inflows and outflows between Cambodia and the rest of the world and are mandated to report any transfer amount which equals or exceeds United States Dollars One Hundred Thousand (US$100,000).

However, while generally there are no foreign exchange control restrictions, the Law on Foreign Exchange dated August 22, 1997 (the “LFE”), does reserve the right for the National Bank of Cambodia (“NBC”) to issue regulations that would temporarily restrict Cambodian-licensed banks from engaging in such transfers in the event of a foreign exchange crisis for a maximum period of three (3) months. There is no elaboration or clarification on what would constitute a “foreign exchange crisis” in any of the Cambodian laws and regulations and during such time as such regulations are in place, any repatriation of capital and profits out of Cambodia may be temporarily halted. As at the date of this Annual Report, we are not aware of any instances where the NBC has exercised this authority.

Without any such elaboration or clarification on what would constitute a “foreign exchange crisis”, we cannot assure you of what conditions are sufficient or necessary for the NBC to impose such temporary restrictions, during which time the ability of our operating subsidiary in Cambodia to make payments to the Company may be limited, which could have a material adverse effect on our financial condition.

Failure to comply with the U.S. Foreign Corrupt Practices Act and Cambodia anti-corruption laws could subject us to penalties and other adverse consequences.

We are required to comply with Cambodia’s anti-corruption laws, including the Law on Anti-Corruption dated April 17, 2010 as amended on August 1, 2011, and the United States Foreign Corrupt Practices Act (“FCPA”), which generally prohibit U.S.-based companies and their intermediaries from making improper payments to non-U.S. officials for the purpose of obtaining or retaining business, directing business to another, or securing an advantage. In addition, U.S. public companies are required to maintain records that accurately and fairly represent their transactions and have an adequate system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the United States and elsewhere could seek to impose substantial civil and/or criminal fines and penalties which could have a material adverse effect on our business, reputation, operating results and financial condition.

We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.

KMV is a holding company and has no material assets other than the ownership of equity interests in our subsidiaries. We rely on dividends and other distributions on equity paid by our subsidiaries for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and to service any debt we may incur. If any one of our subsidiaries incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Our ability to service our debt, if any, depends on the results of operations of our subsidiaries and upon the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or other distributions, to pay amounts due on our obligations. Future financing arrangements may contain negative covenants that limit the ability of our subsidiaries to declare or pay dividends or make distributions. Our subsidiaries are separate and distinct legal entities; to the extent that we need funds, and our subsidiaries are restricted from declaring or paying such dividends or making such distributions under applicable law or regulations or are otherwise unable to provide such funds (for example, due to restrictions in future financing arrangements that limit the ability of our operating subsidiaries to distribute funds), our liquidity and financial condition could be materially harmed.

Risks Related to Our Business and Industry

An unanticipated or prolonged interruption of operations at production facility would have a material and adverse effect on our business, financial conditions and results of operations.

Our business is dependent on the continued and uninterrupted performance of our production facility. However, our production facility is subject to operating risks, including equipment failures, failures to comply with applicable regulations, disruptions in power supply, industrial accidents, labor shortages, strike, fire, earthquake or other natural calamities, and acts of sabotage. If any unanticipated or prolonged interruption of operations at our production facility occurs as a result of any of the foregoing or other risks or factors, we may not be able to deliver our products to our customers in a timely manner or at all. Consequently, our business reputation and customer relationship may be damaged, we may be subject to compensation claims from customers and our ability to attract new businesses may be adversely affected.

Our failure to acquire raw materials or to fill our customers’ orders in a timely and cost-effective manner could materially and adversely affect our business operations.

We rely on third-party suppliers to meet our raw materials requirements and we do not enter into any long-term contracts with them. The terms of services provided by our suppliers may be susceptible to fluctuations with regard to pricing, timing and quality. The principal types of raw materials in the manufacturing of our products consist of leather, fabric, and hardware. Business relationships with our key suppliers could deteriorate, and existing procurement arrangements could change without advance notice. If any of our major suppliers is unable to deliver raw materials according to such schedule or in such consumption as is required for our production, and we fail to purchase from other suppliers in a timely and cost-effective manner, our manufacture and delivery of products required by our customers could be delayed. In addition, we may sometimes need to purchase raw materials, components and other supplies in the market at higher prices to meet our production deadlines if the delivery of the raw materials and components that we ordered is delayed. Our relationships with our customers could be adversely affected as a result of any of such delays or increases of our selling price due to an increase in purchase prices of raw materials and other supplies, which may materially and adversely affect our business, financial conditions and results of operations.

Moreover, as we do not have long-term contracts with our suppliers, we may not be able to exercise adequate control over their operations. As a result, we are not able to ensure their compliance with applicable laws and regulations. We are not in a position to ascertain whether our suppliers have obtained all licenses, permits and approvals necessary for their operations, or complied with all applicable laws and regulations. Failure on the part of any of our suppliers to comply with applicable laws and regulations may damage our corporate image, and adversely affect our customer relationships.

Fluctuations in the prices of our major raw materials could materially and adversely affect our business, financial conditions and results of operations.

The major components of our raw materials include leather, PVC, fabric, and hardware. Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to fully pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our business, financial condition, profitability, and cash flows. We cannot assure you that we will be able to effectively manage the risk of price fluctuations of our raw materials at all times. If there is an increase in the prices of raw materials that we require for our production, we may not be able to shift such corresponding price increase to our customers in a timely manner, and this may have a material and adverse effect on our business, financial conditions and results of operations.

We rely on a limited number of major customers, of which may reduce or stop making purchase orders for our products.

Our total revenue was generated from four customers for the years ended March 31, 2025 and three customers for the years ended March 31, 2024. Out of the four customers, we have one customer whose contribution accounted for 79.8% and 88.5% of our total revenue for the years ended March 31, 2025 and 2024, respectively. Given that our Group is not the exclusive supplier to these customers, and that the group of companies to which certain of these customers belong are fashion conglomerates that provide fashion items other than handbag, these customers have suppliers other than our Group. Despite that our customers issued letters of authorization to us, we do not have long-term agreements with any of these customers, and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs and product portfolio. Even if we are able to maintain our business relationship with our major customers, the popularity of their brands may decline for reasons of changes in consumer trends or preferences in the affordable luxury market, a loss of goodwill and reputation of them or other reasons. In addition, the decline of popularity in their brands in one region may affect the popularity of such brands in other regions, and the decline of popularity in one or some lines of their products may affect their other lines of products, which may all in turn adversely affect our operations as well as financial results.

We are dependent on our key executives and personnel.

Our future success depends upon our management, as they have critical industry experience and relationships that we need to implement our business strategy. They play a pivotal role in our daily operations and business strategies. They also develop strong bonds with the clients they serve. A loss of the services of any members of our management could negatively affect the implementation of our business plan. The remaining of our workforce are skilled personnel with many duties in their area of specialization. Our competitors may offer more favorable compensation packages to them. The loss of the services of any member of our workforce could negatively impact our operations, and making it difficult to move forward with our expansion plan. We cannot assure you that we will be able to attract or retain key executives and personnel to maintain or expand our business.

There may be potential influx of competition in the leather goods manufacturing industry in Cambodia.

More leather goods manufacturing companies may attempt to enter the market in Cambodia and there may be a potential influx of competition.

As a result of this competitive pressure, we may need to lower our prices in response to the competition in our industry. Accordingly, there is no assurance that we will be able to continue to compete effectively amidst the increased competition in the market. In particular, when one or more of our competitors engage in active price reductions, we may be forced to reduce our prices in order to remain competitive, which may negatively affect our revenue and profitability.

We may experience labor shortage or unrest or may incur high labor costs.

Labor costs directly associated with the manufacturing of our products is a significant component in the cost of manufacturing our products. Our manufacturing operations are labor-intensive. As a result, our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees. If we face labor shortages or significant increases in labor costs because of changes in labor law and regulations, increasing competition for employees, higher employee turnover rates, increase in wage or increase in other employee benefits costs, our operating expenses could increase and our growth could be materially and adversely affected.

The cost of labor in Cambodia has been increasing over the past several years as a result of union-spurred and government-mandated wage increases and other changes in Cambodia and Cambodian labor laws, as well as increasing competition for skilled workers among manufacturers. Starting from January 2016, social security insurance in Cambodia became effective, which includes requirements with respect to the monthly contribution by employer to the Cambodia National Social Security Fund. Benefits of the social security insurance include the health care scheme (which includes preventive health service, treatment and medical care service, and daily allowances during work suspension resulting from disease treatment or accidents occupational risk, pensions (including old-age pension, disability pension, survivors pension and funerary benefits), disability allowance and allowances for maternity leave and sick leave. The social security insurance scheme covers all of our employees in Cambodia, and involves enhanced compliance and enforcement measures. Besides the social security insurance contributions, since the reform to the Cambodian Labor Law in 2018, a new annual seniority indemnity payment was introduced which obliges us to discharge the former dismissal indemnity to our employees who are employed under undetermined duration contracts every half a year. We are also obliged by the Cambodian Labor Law to provide a severance payment of 5% for employees under a fixed duration contract upon the expiration or early termination of their contract. As a result, we have incurred and will continue to incur increased costs to ensure that our facilities and employees are in compliance with these and any other applicable labor laws that are implemented in the future.

We cannot assure you that future labor disputes or incidents will not occur. If they do occur, they could interrupt our operations, harm our reputation and divert our management’s attention and resources, which could have a material adverse effect on our business operations and financial condition. In addition, we may be liable for fines assessed by the relevant governmental authorities or incur settlement costs in order to resolve labor disputes and become subject to higher labor costs in the future when recruiting new employees due to the reputation damage caused by labor disputes or related incidents.

We are exposed to credit risks of our customers.

We are exposed to credit risks of our customers. We do not have access to all the information necessary to form a comprehensive view on their creditworthiness. The complete financial and operational conditions of customers are not always available to us, and we may not be in any position to obtain such information. As a result, if any of our major customers experiences any financial difficulty and fails to settle the outstanding amounts due to us in accordance with the agreed credit terms, our working capital position may be adversely affected. Provisions for impairment or write-offs may also be required for trade receivables.

In the course of business, we may from time to time engage in actions, legal proceedings to collect unpaid or disputed amounts due from our customers. After all reasonable steps have been taken to attempt to recover outstanding payments, we may need to resolve by commencing legal actions. Any ongoing legal proceedings or disputes with customers may distract our senior management’s attention and consume our time and other resources. In addition, even if we ultimately succeed in our claims, there may be negative publicity attached to such actions, which may materially and adversely affect our reputation and brand names. In the case of an adverse verdict, we may be required to pay significant monetary damages, assume significant liabilities or suspend or terminate parts of our operations.

Our customers may not be able to successfully catch or respond to the fast-changing fashion trends and consumers’ demands for handbags.

The styles of leather goods change from time to time, depending on the fashion trends, fluctuations in consumer preferences and demand, as well as other factors. In order to achieve continued success, our customers, which include affordable luxury brand owners must be able to predict, identify and respond promptly to such changes. In addition, the purchasing power of consumers and their spending patterns may also be affected by economic conditions. Hence, if our customers fail to anticipate and respond rapidly and effectively to the fast-changing fashion trends and consumers’ demand, they may not be able to maintain their sales revenue and as a result, our customers’ demand for orders from us may decrease and our operating results may be materially and adversely affected.

Failure to protect the intellectual property of our customers could harm our business.

Our success depends on our ability to protect the intellectual property of our customers. We can provide no guarantee that our customers’ designs and other intellectual property rights that we have access to during the production process will not be misappropriated despite our policies and the precautions that we have taken to protect those rights. In the event that our policies and the precautions we have taken do not adequately safeguard our customers’ intellectual property rights, our customers could cease sharing their latest designs with us and even reduce or discontinue their purchase orders with us, which would have a material adverse effect on our business, results of operations and reputation.

Our products are required to meet governmental safety requirements and our customers place significant emphasis on product quality and reliability in selecting their suppliers. As a result, if our products experience quality deficiency issues, our business, financial conditions and results of operations could be materially and adversely affected.

Our business depends on delivering products of consistently high quality. Many of our products are subject to the specifications required by our customers. Further, we are required to meet product safety and other requirements imposed by the relevant government authorities in countries that our products or the end-products of our customers are sold to and our customers place significant emphasis on product quality and reliability in selecting us as their supplier. To ensure high quality standards, our products are inspected and tested for quality by our quality control personnel in accordance with our internal procedures. There is no assurance that our quality inspection and testing procedures may be effectively complied with at all times. Failure to comply with such quality inspection and testing procedures by our employees could result in faulty or defective products being delivered to our customers. In addition, our quality testing procedures may not always be sufficient. Any changes in the relevant governmental safety requirements will affect our sales if our products do not meet such new requirements. There is no assurance that such problems will not occur in the future. Significant quality defects of our products may result in damage of our reputation and loss of customers and future sales, and may subject us to potential compensation claims by affected customers.

Failure to effectively protect the non-current assets of our Cambodia Factory could have a material adverse effect on us.

According to Sok Siphana & Associates, our counsel as to the laws of Cambodia, under the Law on Investment dated October 15, 2021, foreign investors are guaranteed non-discriminatory treatment (except to ownership of land) by the Cambodian Government, which includes, among others, protection against any nationalization actions by the Cambodian Government that could adversely affect private properties ownership in Cambodia. An exception to this is where nationalization is in the public and national interest, in which case the following conditions shall be met — (1) it shall be non-discriminatory; (2) there must be fair and just compensation; and (3) it must comply with the laws and procedures in force for nationalization including the Law on Expropriation dated February 26, 2010.

Nevertheless, if we are unable to effectively protect the non-current assets of our Cambodia Factory, and/or if new laws in relation to foreign investors are imposed, new policies are adopted or existing laws, rules, regulations or policies are interpreted or enforced in such manner which is adverse to our interest in our Cambodia Factory, we may lose our assets in Cambodia or the value thereof which may in turn have a material adverse effect on our business, results of operation and financial position.

We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, besides COVID-19, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

Our operations through our operating subsidiary are located in Cambodia, where a majority of our employees currently reside. Consequently, we are highly susceptible to factors adversely affecting Cambodia. If any of the abovementioned natural disasters, health epidemics or other outbreaks were to occur in Cambodia, we may experience material disruptions, such as temporary closure of our offices and production facility and suspension of services, which may materially and adversely affect our business, financial condition and results of operations.

Our success depends on our customers’ ability to successfully sell their products and demand for such products can be volatile.

Demand for the goods that we manufacture depends to a significant extent on a number of factors relating to discretionary consumer spending. These factors include economic conditions and perceptions of such conditions by consumers, employment rates, the level of consumers’ disposable income, business conditions, interest rates, consumer debt levels, availability of credit and levels of taxation in the regions in which the products we manufacture are sold. The success of our products in the global market will also depend significantly on the global economy and the end customers’ growing consumption of affordable luxury products globally.

All of our customers are brand owners. Consequently, our results of operations are directly affected by the success of our customers in their business. Our customers may not be able to market and sell their products successfully or maintain their competitiveness due to lack of market acceptance or otherwise. Under those circumstances, our customers may not order new products or decrease the quantity or purchase price of their orders, which could adversely affect our results of operations and revenue from such customers. Accordingly, our success depends on our customers’ ability to successfully sell their products.

An economic downturn in one or more of the principal markets in which the products we manufacture are sold could significantly decrease demand for those products, reducing the number of purchase orders we receive from our customers and limiting our ability to fully utilize our expanded manufacturing capabilities, which could have a material adverse effect on our business, financial conditions and results of operations. This is particularly so as handbags are generally considered discretionary consumption items and the handbag industry is very sensitive to changes in the economy.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, financial condition, and results of operations.

The COVID-19 pandemic continues to rapidly evolve. At this time, there continues to be volatility and uncertainty relating to the full extent to which the COVID-19 pandemic and the various responses to it will impact our business, operations and financial results. The Cambodian Government imposed varying measures to combat COVID-19, ranging from different degrees of movement control orders to nationwide lockdowns. See also “— Risks Related to Doing Business in Cambodia — Developments in the social, political, regulatory and economic environment in Cambodia may have a material adverse impact on us.” for further information. The implementation of measures to prevent the spread of COVID-19 have resulted in disruptions to our business development efforts which depend, in part, on attendance at in-person meetings, industry conferences and other events. In addition, economic slowdowns and uncertainty brought by COVID-19 have negatively affected market demand and customer spending.

The COVID-19 pandemic has caused companies like us and our business partners to implement temporary adjustments to work schedules and travel plans, mandating employees to work from home and collaborate remotely. As a result, we may have experienced lower efficiency and productivity, internally and externally, which may adversely affect our service quality. Moreover, our business depends on our employees. If any of our employees has contracted or is suspected of having contracted COVID-19, these employees will be required to be quarantined, otherwise they could pass it to our employees, potentially resulting in severe disruption to our business.

The extent to which the COVID-19 pandemic may impact our results will depend on future developments, which are highly uncertain and cannot be predicted as of the date of this Annual Report, including the effectiveness of vaccines and other treatments for COVID-19, and other new information that may emerge concerning the severity of the pandemic and steps taken to contain the pandemic or treat its impact, among others. The pandemic and the current financial, economic and capital markets environment, and future developments in the global supply chain and other areas present material uncertainty and risk with respect to our performance, financial condition, results of operations and cash flows.

Our insurance coverage may not be sufficient to cover the risks related to our operations.

Our offices, warehouses, manufacturing facilities and sources of supply are subject to hazards and risks beyond our control that may result in operational breakdowns and interruptions and cause significant damage to persons or property. Although we currently maintain insurance coverage on the Cambodia Factory, machineries and equipment, stocks, loss of profit and public liability, our insurances may not cover all risks related to our operations.

In addition, to the extent our insurance policies do cover particular risks, we cannot assure you that all claims made by us under our insurance policies will be honored fully or on time by our insurance providers. Should an accident, natural disaster, terrorist act or other event result in an uninsured loss or a loss in excess of insured limits, we could suffer financial loss and damage to our reputation and could lose all or a portion of future revenue anticipated to be derived from the relevant product or facilities. Any material loss not covered by our insurance or reimbursed by our insurance providers could materially and adversely affect our business, financial condition and results of operations.

Our operations may be affected by the congestion and delays across global shipping networks

The persistent congestion and delays across global shipping networks have affected our operations. The bottlenecks and backlogs at major ports and logistics hubs around the world are causing widespread disruptions to the timely delivery of raw materials, components, and finished goods throughout international supply chains. Our operation relies on the seamless flow of supplies from global sources. The unreliable transportation times we have experienced recently have led to delays in the arrival of raw materials. This has resulted in us failing to fulfill agreed-upon delivery schedules with some of our customers on time. While our customers understand the situation and have not imposed any penalties for these delivery delays, the disruptions to our supply chain have still impacted our business in several ways. We have had to revise our production planning to account for the extended raw material lead times, and have had to increase coordination and communication with our customers to accommodate the changes and manage their expectations.

If these shipping logjams across major transportation hubs continue, it could result in even longer lead times and a higher risk of missed delivery commitments to our customers going forward, which may affect our business operations and financial performance. We remain vigilant in monitoring the situation and provide detailed weekly work in progress update on the status of materials, material production completion date, material ex-factory date, vessel departure date, transit time needed, vessel arrival date, production, and delivery timelines to customers. This minimizes the impact on our operations and allows customers to plan for vessel booking and to minimize potential disruption to the logistic supply chain, manage their own warehouse and sales channels effectively, and schedule on-site quality inspections to ensure product quality. We will continue providing the work in progress update to our customers regardless of whether there are logistic supply chain disruptions in the future. There are no known trends or uncertainties resulting from the above mitigation efforts and we do not expect the above mitigating efforts to introduce new material risks to our operation, including those related to product quality, reliability, nor regulatory approval of products.

Current uncertainty in global economic conditions could materially and adversely affect our business, financial condition and results of operations.

Our operations and performance may be adversely impacted by a deterioration of global economic conditions in the markets in which the products we manufacture are sold. The current global economic environment continues to be uncertain, and may make it difficult for our customers to accurately plan future business activities and could cause our customers to terminate their relationships with us or could cause consumers to slow or reduce their spending on our end customers’ products. Furthermore, during challenging economic times, our customers may face issues gaining timely access to sufficient credit, which could reduce the number of purchase orders they place with us. We cannot predict the timing, magnitude or duration of any current or future economic slowdown or subsequent economic recovery, globally, in the United States, Europe or in other regions. These and other economic factors could have a material adverse effect on our business, financial condition and operating results.

We may face difficulties in consolidating our existing customer base and developing new customers.

Our customers are mainly well-known global fashion brands headquartered in the United States. The success of our business depends on our ability to maintain and expand the volume of businesses with our existing customers and to source and develop new customers.

There is no assurance that we will be successful to continue to maintain good business relationships with our existing customers or to develop new customers. Moreover, as many of our customers are brand owners, potential customers may not be willing to place orders with us if our existing customers may be their competitors. If we are not able to expand the volume of businesses with our existing customers or to extend our customer base by adding new customers at desired levels or at all, it could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition in our business and our inability to compete effectively would be detrimental to our business and prospects for future growth.

We operate in a highly competitive industry where the entry barrier is low. We believe that there are a considerable number of contract manufacturer of handbag that compete to manufacture products for affordable luxury fashion brands. In addition, our industry is characterized by frequent introduction of new styles, short product life cycles, price sensitivity, and customers’ focus on quality and timely delivery. As a result, competition to serve the affordable luxury fashion brands is intense. We compete with our competitors primarily on the basis of quality, consistency in producing products in volume, timeliness of delivery, the ability to meet customers’ specific product requirements, which may involve a wide variety of styles and price. At the same time, competition from contract manufacturer of handbag will grow as more companies attempt to enter the market.

As a result of this competitive pressure, there can be no assurance that we will be able to continue to compete effectively in the contract manufacturer of handbag industry, which could result in our loss of one or more of our current customers and limit our ability to compete for such customers in the future. To the extent that we are not able to manufacture new leather goods styles as timely as other manufacturers, our operating results may be materially and adversely affected. We expect that we will face continuous competition from existing domestic and international competitors and new entrants. There can be no assurance that our products will be able to compete successfully, in which case our business, financial condition and results of operations may be materially adversely affected.

Failure to comply with applicable environmental regulations and safety standards could harm our business.

We are required to comply with various environmental, occupational health and safety laws and regulations in Cambodia. Our production operations are subject to periodic monitoring visits by the relevant government authority on safety, health and machineries aspects. We also need to conduct periodic mandatory assessment report on chemical hazard every six (6) months, or such other period of time as may be required under any environmental protection contract (“EPC”), and air and noise hazard every three (3) months as required by the relevant governmental authority. If more stringent environmental protection, occupational health and safety laws, regulations and standards are introduced, or where certain obligations are imposed under any EPCs, we may need to utilize significant financial resources to ensure compliance, which will result in an increase in our operating costs and have a material and adverse effect on our business, financial conditions and results of operations.

Our production processes involve machineries and equipment that may be prone to industrial accidents. There can be no assurance that industrial accidents, whether caused by malfunction or misuse of equipment or machineries, will not occur in the future. In such event, we may be liable to claims brought against us by injured employees or their families in cases of fatalities. We may also be subject to fines or penalties for violations of applicable health and safety laws and regulations by government authorities as well as suspension of our operations for investigation after such incidents. In addition, we may also be required by local government authorities to amend and implement new health and safety requirements to prevent the reoccurrence of such incidents in the future. Any of the aforementioned could have a material and adverse effect on our reputation, business, financial condition and results of operations.

We may require additional capital in the future, which may not be available or may only be available on unfavorable terms.

We use various machinery and equipment, including cutting machines, computerized sewing machine, pressing machines, skiving machine and glue machines in our production facility. Our future capital requirements may be substantial as we seek to expand our operations and production capacity, including purchasing new machinery and equipment. There is no assurance that we will have adequate internal and external resources to fund our future capital requirements. We may from time to time need to raise additional funds to meet such capital requirements. However, any equity or debt financing, if available at all, may be on terms that are not favorable to us. A large amount of bank borrowings and other debts may result in a significant increase in interest expenses while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to the shareholding of our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our Shares. If we fail to obtain necessary funding on acceptable terms or at all, we may be forced to delay capital investment projects, research and development activities, potential acquisitions and investments or otherwise curtail or cease operations.

We may be exposed to liabilities from corporate guarantees for related parties.

Prospect Focus provided joint corporate guarantees to banks for credit facilities utilized by certain related parties. The corporate guarantee is a financial guarantee contract, meaning Prospect Focus has a legal obligation to reimburse the banks if the related parties fail to make principal and interest payments on the drawn facilities as required. The financial guarantee has not been recognized in the financial statements, as the Group’s management believes it is unlikely any claim will be made against the Company and Prospect Focus. Management has assessed that the related parties have sufficient financial capacity to meet their contractual cash flow obligations in the near future. However, Prospect Focus may still be obligated to make payments to the banks if the related parties are unable to meet their loan obligations. Any such payments could impact Prospect Focus and the Group’s liquidity and cash flows, though the overall financial impact would depend on the size and terms of the guaranteed facilities.

Failure to renew our current leases or to locate desirable alternatives for our production facility may materially and adversely affect our business.

Our production facility, offices and warehouses are presently located on leased premises. At the end of each lease term, we may not be able to negotiate an extension of the lease and may therefore be forced to move to a different location, or the rent we pay may increase significantly. This could disrupt our operations and adversely affect our profitability. In addition, we may not be able to obtain new leases at desirable locations on acceptable terms to accommodate our future growth, which could materially and adversely affect our business, financial conditions and results of operations.

Our internal control system may become ineffective or inadequate.

We rely on our internal control system to ensure effective business operations. We have established, maintained and relied on an internal control system comprising a series of policies and procedures. There is no assurance that the internal control system in place will prove at all times adequate and effective to deal with all the possible risks given the fast-changing environment in which we operate. We cannot assure that our internal control system has no deficiencies or inherent limitations, or that it can fully prevent us from our employees’ misconduct. Such deficiencies or inherent limitations may adversely affect our financial condition and results of operations.

We may be subject to litigation, arbitration or other legal proceeding risk.

We may be subject to arbitration claims and lawsuits in the ordinary course of our business. As of the date of this Annual Report, we are not a party to, and are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations. Actions brought against us may result in settlements, awards, injunctions, fines, penalties and other results adverse to us. A substantial judgment, settlement, fine or penalty could be material to our operating results or cash flows for a particular period, depending on our results for that period, or could cause us significant reputational harm, which could harm our business prospects.

We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely to us, could cause us to pay significant damage awards.

Our success depends largely on our ability to use and develop our technology and know-how without infringing the intellectual property rights of third parties. The validity and scope of claims relating to the design and other technologies for our products involve complex legal and factual questions and analysis and, therefore, the validity and scope of our technology, know-how and other intellectual property may be highly uncertain. Our competitors may bring intellectual property infringement claims against us for the purposes of gaining competitive advantages over us. The defense and prosecution of intellectual property suits, patent opposition proceedings and related legal and administrative proceedings can be both costly and time-consuming and may significantly divert the effort and resources of our technical and management personnel. If any claim is adversely determined against us in any of such potential litigation or proceedings, we could be subject to significant liabilities to third parties. As a result, we may be required to seek licenses from third parties, pay ongoing royalties and also redesign our products. We could further be subject to injunctions prohibiting the manufacture and sale of our products or the use of our technologies. Protracted litigation could also result in our existing or potential customers deferring or limiting their purchase or use of our products until resolution of such litigation.

We may become involved in trade secret disputes with regard to our product development and manufacturing processes.

We do not own any intellectual property rights with regard to our manufacturing processes. Our trade secrets with respect to these processes, in the form of technical know-how, could be infringed upon by third parties. In order to protect our trade secrets and other proprietary information relating to these processes, we take precautions such as restricting access to our manufacturing facilities. However, we can give no assurances that these measures will provide meaningful protection to our trade secrets and know-how in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our production processes, our ability to compete and sustain our margins on certain or all of our products may be affected, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in exchange rates could adversely affect our business and the value of our securities.

Our sales are denominated in USD. Some of the purchases of raw materials are mainly denominated in USD, EUR and RMB while the production costs in USD. Our operating subsidiary is therefore exposed to the exchange rate risk on USD against EUR and RMB.

We and our operating subsidiary cannot predict the future exchange rate fluctuations and in the event of any significant change in the exchange rates between USD and EUR, as well as between USD and RMB, our operating subsidiary’s financial condition and results of operations may be affected. Any appreciation of the RMB and EUR may lead to an increase in our operating subsidiary’s manufacturing costs if they are unable to pass on such additional costs to their customers. This may, in turn, affect our operating subsidiary’s competitiveness against competitors.

We have not used any forward contracts, futures, swaps or currency borrowings to hedge our exposure to foreign currency risk. Consequently, short-term or long-term exchange rate movements or controls may have a material adverse effect on our business, financial condition, results of operations and liquidity.

We may be unable to achieve our business objectives.

We accomplish our objectives through the implementation of our future plans. In the event that we fail to implement such growth strategy, or to do so in a timely manner, or on commercially acceptable terms, we may not be able to achieve our projected business growth and it may adversely affect our operating results. Moreover, the successful implementation of our future plans is subject to significant business, economic and competitive uncertainties and contingencies that are beyond our control and could postpone or increase the costs of implementation.

We generate a significant amount of export sales. Conducting business in overseas markets involves risks and uncertainties such as foreign exchange rate exposure and political and economic instability that could lead to reduced overseas sales and reduced profitability associated with such sales.

We generated a significant amount of export sales, which principally consisted of our sales to customers located mainly in the U.S.. As a result, we are subject to a variety of risks and uncertainties associated with overseas operations and sales, including:

●	compliance with foreign laws, regulatory requirements, in particular, those related to leather goods;

●	exposure to increased overseas litigation risks;

●	political and economic instabilities;

●	foreign exchange rate exposure;

●	imposition of restrictions on imports from Cambodia or other trade barriers by overseas countries to which we export our products;

●	unfamiliarity with local operating and market conditions;

●	competition from local companies;

●	foreign taxes;

●	environment, safety and labor regulatory compliance; and

●	potential disputes and difficulty in managing relationships with overseas customers.

Any of the foregoing and other risks and uncertainties could adversely affect our overseas sales and result in reduced turnover from our overseas operations and sales, which in turn could adversely affect our financial condition and results of operations.

The war in Ukraine could materially and adversely affect our business and results of operations.

The outbreak of war in Ukraine has already affected global economic markets, including a dramatic increase in the price of oil and gas, and the uncertain resolution of this conflict could result in protracted and/or severe damage to the global economy. Russia’s military interventions in Ukraine have led to, and may lead to, additional sanctions being levied by the United States, European Union and other countries against Russia. Russia’s military incursion and the resulting sanctions could adversely affect global energy and financial markets and thus could affect the global markets, our customers’ businesses and potentially our business. As at the date of this Annual Report, to the best knowledge of the Company, we and our subsidiaries (i) do not have any direct business or contracts with any Russian or Ukraine entity as a supplier or customer, (ii) do not have any knowledge whether any our customers or suppliers have any direct business or contracts with any Russian entity, (iii) our business segments, products, lines of service, projects, or operations are not materially impacted by supply chain disruptions by the war in Ukraine, and (iv) have not been financially affected by the war in Ukraine. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial. Any such disruptions caused by Russian military action or resulting sanctions may magnify the impact of other risks described in this section. We cannot predict the progress or outcome of the situation in Ukraine, as the conflict and governmental reactions are rapidly developing and beyond their control. Prolonged unrest, intensified military activities or more extensive sanctions impacting the region could have a material adverse effect on the global economy, and such effect could in turn have a material adverse effect on our business, financial condition, results of operations, and prospects.

We do not anticipate any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine, and we have not taken any actions to mitigate such potential risks. Our board of directors will continue to monitor any potential risks that might arise due to the war in Ukraine which are specific to the Company, including but not limited to risks related to cybersecurity, sanctions, and supply chain, suppliers, or service providers in affected regions as well as risks connected with ongoing or halted operations or investments in affected regions.

Changes in international trade policies, tariffs and treaties affecting imports and exports may have a material adverse effect on our search for an initial business combination target or the performance or business prospects of a post-business combination company.

There have recently been significant changes to international trade policies and tariffs affecting imports and exports. Any significant increases in tariffs on goods or materials or other changes in trade policy could negatively affect our search for a target and/or our ability to complete our initial business combination.

Recently, the U.S. has implemented a range of new tariffs and increases to existing tariffs. In response to the tariffs announced by the U.S., other countries have imposed, are considering imposing, and may in the future impose new or increased tariffs on certain exports from the United States. There is currently significant uncertainty about the future relationship between the United States and other countries with respect to trade policies, taxes, government regulations and tariffs. and we cannot predict whether, and to what extent, current tariffs will continue or trade policies will change in the future.

Tariffs, or the threat of tariffs or increased tariffs, could have a significant negative impact on certain businesses (either due to domestic businesses’ reliance on imported goods or dependence on access to foreign markets, or foreign businesses’ reliance on sales into the United States). In addition, retaliatory tariffs could have a significant negative impact on foreign businesses that rely on imports from the United States, and domestic businesses that rely on exporting goods internationally. These tariffs and threats of tariffs and other potential trade policy changes could negatively affect the attractiveness of certain initial business combination targets, or lead to material adverse effects on a post-business combination company. Among other things, historical financial performance of companies affected by trade policies and/or tariffs may not provide useful guidance as to the future performance of such companies, because future financial performance of those companies may be materially affected by new U.S. tariffs or foreign retaliatory tariffs, or other changes to trade policies. The business prospects of a particular target for a business combination could change even after we enter into a business combination agreement, as a result of tariffs or the threat of tariffs that may have a material impact on that target’s business, and it may be costly or impractical for us to terminate that business combination agreement. These factors could affect our selection of a business combination target.

We may not be able to adequately address the risks presented by these tariffs or other potential trade policy changes. As a result, we may deem it costly, impractical or risky to complete an initial business combination with a particular target or with a target in a particular industry or from a particular country. Consequently, the pool of potential target companies may be reduced, which could impair our ability to identify a suitable target and to complete an initial business combination. If we complete an initial business combination with such a target, the post-business combination company’s operations and financial results could be adversely affected as a result of tariffs or changes to trade policies, which may cause the market value of the securities of the post-business combination company to decline.

Risks Related to our Class A Ordinary Shares

Volatility in the price of our Class A Ordinary Shares may subject us to securities litigation.

The market for our Class A Ordinary Shares may have, when compared to seasoned issuers, significant price volatility and we expect that our Class A Ordinary Share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

The market price of our Class A Ordinary Shares may be highly volatile, and you could lose all or part of your investment.

The trading price of our Class A Ordinary Shares is likely to be volatile. Upon the consummation of the initial public offering (“IPO”), we have a relatively small public float due to the relatively small size of the IPO, and the concentrated ownership of our Class A Ordinary Shares. As a result of our small public float, our Class A Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

●	whether we achieve our anticipated corporate objectives;

●	changes in financial or operational estimates or projections;

●	termination of the lock-up agreement or other restrictions on the ability of our shareholders and other security holders to sell shares after the IPO; and

●	general economic or political conditions in Cambodia, the United States, or elsewhere.

In addition, the stock price of a number of companies involved in the IPO, particularly among companies with relatively smaller public floats, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

In addition, if the trading volumes of our Class A Ordinary Shares are low, persons buying or selling in relatively small quantities may easily influence prices of our Class A Ordinary Shares. This low volume of trades could also cause the price of our Class A Ordinary Shares to fluctuate greatly, with large percentage changes in price occurring in any trading day session. Holders of our Class A Ordinary Shares may also not be able to readily liquidate their investment or may be forced to sell at depressed prices due to low volume trading. Broad market fluctuations and general economic and political conditions may also adversely affect the market price of our Class A Ordinary Shares. As a result of this volatility, investors may experience losses on their investment in our Class A Ordinary Shares. A decline in the market price of our Class A Ordinary Shares also could adversely affect our ability to sell additional ordinary shares or other securities and our ability to obtain additional financing in the future. No assurance can be given that an active market in the ordinary shares will develop or be sustained. If an active market does not develop, holders of our Class A Ordinary Shares may be unable to readily sell our Class A Ordinary Shares they hold or may not be able to sell their ordinary shares at all.

In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Substantial future sales or perceived sales of our Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of our Ordinary Shares in the public market, or the perception that these sales could occur, could cause their market price to decline. Such sales might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate. Additionally, if any existing shareholder or shareholders sell a substantial amount of our Ordinary Shares, this, in turn, could have a material adverse effect on their price.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

We are subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to provide reasonable assurance that the information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures, no matter how well-conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of a person, by collusion of two or more people, or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases. Under Cayman Islands law, we may only pay dividends if we will, immediately after the payment of dividend, satisfy the solvency test (i.e. the value of our assets exceeds our liabilities and we are able to pay our debts as they fall due).

Because the amount, timing, and whether or not we distribute dividends at all is entirely at the discretion of our board of directors, you must rely on price appreciation of our Class A Ordinary Shares for return on your investment.

Our board of directors has complete discretion as to whether to distribute dividends. In addition, our shareholders may by ordinary resolution declare a dividend, but no dividend may exceed the amount recommended by our board of directors. In either case, all dividends are subject to certain restrictions under the Cayman Islands law, namely that the Company may only pay dividends out of profits or share premium, and provided that under no circumstances may a dividend be paid if this would result in the Company being unable to pay its debts as they fall due in the ordinary course of business. Even if our board of directors decides to declare and pay dividends, the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors deemed relevant by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. We cannot assure you that our Class A Ordinary Shares will appreciate in value after the IPO or even maintain the price at which you purchased our Class A Ordinary Shares. You may not realize a return on your investment in our Class A Ordinary Shares and you may even lose your entire investment in our Class A Ordinary Shares.

Securities analysts may not publish favorable research or reports about our business or may publish no information at all, which could cause our Class A Ordinary Share price or trading volume to decline.

The trading market will be influenced to some extent by the research and reports that industry or financial analysts publish about us and our business. We do not control these analysts. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A Ordinary Shares will have had relatively little experience with us or possibly with our industry as well, which could affect their ability to accurately forecast our results and could make it more likely that we fail to meet their estimates. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us provide inaccurate or unfavorable research or issue an adverse opinion regarding our Class A Ordinary Share price, our share price could decline. If one or more of these analysts cease coverage of us or fail to publish reports covering us regularly, we could lose visibility in the market, which in turn could cause our share price or trading volume to decline and result in the loss of all or a part of your investment in us.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in Singapore, Cambodia or Hong Kong against us or our directors named in the Annual Report based on foreign laws.

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We conduct our operations in Cambodia through our operating subsidiary and substantially all of our assets are located in Cambodia. In addition, all of our directors and executive officers named in this Annual Report reside in Singapore, Cambodia or Hong Kong, and substantially all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or our directors and officers in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise.

Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands, Hong Kong, Cambodia, Singapore or other relevant jurisdictions may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Conyers Dill & Pearman, our counsel as to the laws of the Cayman Islands, has advised us that there is uncertainty as to whether the courts of the Cayman Islands would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We have been advised by Conyers Dill & Pearman that although there is no statutory enforcement in the Cayman Islands of judgments obtained in the federal or state courts of the United States (and the Cayman Islands are not a party to any treaties for the reciprocal enforcement or recognition of such judgments), the courts of the Cayman Islands would recognize as a valid judgment, a final and conclusive judgment in personam obtained in the federal or state courts of the United States against the Company under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands. However, the Cayman Islands courts are unlikely to enforce a judgment obtained from United States courts under civil liability provisions of the U.S. federal securities law if such judgment is determined by the courts of the Cayman Islands to give rise to obligations to make payments that are penal or punitive in nature. Because such a determination has not yet been made by a court of the Cayman Islands, it is uncertain whether such civil liability judgments from U.S. courts would be enforceable in the Cayman Islands. A Cayman Islands court may stay enforcement proceedings if concurrent proceedings are being brought elsewhere.

Hastings & Co., our counsel as to the laws of Hong Kong, has advised us that there is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States.

Sok Siphana & Associates, our counsel as to the laws of Cambodia, has advised us that there is uncertainty as to whether the courts of Cambodia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Cambodia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Cambodia and the United States have not entered into any bilateral treaty for the reciprocal enforcement of judicial judgments. As a result, there is uncertainty as to the enforceability in Cambodia of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any state or territory within the United States. To date, we are unaware of any foreign judgment that has been recognized and enforced, or refused to be recognized and enforced, by the Cambodian courts. Therefore, there are further challenges in understanding exactly how the Cambodian courts will interpret various aspects of the applicable laws related to enforcement of foreign judgments.

There are two legal processes to have a foreign judgment recognized and enforced in Cambodia. First, an execution judgment must be obtained from a Cambodian court. Then, after the execution judgment is obtained, a request for enforcement of the execution judgment must be made. As any foreign judgment would need to be final and binding to be recognized and enforced, it does not appear possible under the current legal framework to have a Cambodian court recognize and enforce an interlocutory judgment or an order to freeze an asset, as neither is likely to be deemed as a final and binding judgment. While a Cambodian court would need to determine the finality of a foreign judgment, it would not look into the actual merits of the case. A Cambodian court is not permitted to review the substantive merits of the judgment of the foreign court (Article 352(4) of the Civil Procedure Code). Therefore, the courts of Cambodia must not use the grounds that the foreign court made an error of fact, an error of law, or both to refuse to recognize and enforce a foreign judgment.

As noted above, if a party is seeking the recognition and enforcement of a foreign judgment in Cambodia, then an execution judgment must be obtained from a Cambodian court. To do so, a party must file a motion for recognition and enforcement of the foreign judgment with the Cambodian courts and the party filing such motion will bear the burden of proof. Pursuant to Articles 199(a)–199(d) of the Civil Procedure Code, the following four threshold requirements must be met in order for a final foreign judgment to be deemed valid in Cambodia:

(i)	jurisdiction is properly conferred on the foreign court by law or by treaty;

(ii)	the losing defendant received service of summons or any other order necessary to commence the action, or responded without receiving such summons or order;

(iii)	the contents of the judgment and the procedures followed in the action do not violate the public order or morals of Cambodia; and

(iv)	there is a guarantee of reciprocity between Cambodia and the foreign country in which the court is based.

Without the threshold requirement of a guarantee of reciprocity, such as is found in the Cambodia — Vietnam Judicial Assistance Treaty, Cambodian courts will not recognize and enforce a foreign judgment in Cambodia. Further, Cambodia is not a party to the Hague Convention of June 30, 2005 on Choice of Court Agreements, thus foreign judgments cannot be enforced by way of this multi-lateral treaty.

Infinitus Law Corporation, our counsel as to the laws of Singapore, has advised us that there is no treaty in force between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability would, therefore, not be automatically enforceable in Singapore. An in personam final and conclusive US judgment on its merits for a debt or a definite sum of money (not being a sum payable in respect of taxes or other charges of a like nature or in respect of a fine or other penalty) rendered by a court of competent jurisdiction will be recognized in common law in Singapore unless (a) it was procured by fraud; or (b) its enforcement would be contrary to public policy; or (c) the proceedings in which it was obtained were contrary to natural justice. There is uncertainty as to whether judgments of courts in the United States based upon the civil liability of the federal securities laws of the United States would be recognized or enforceable in Singapore.

You may have more difficulties protecting your interests than you would as a shareholder of a U.S. corporation.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Memorandum and Articles of Association, the Companies Act and the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors owed to us under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies have no general rights under Cayman Islands law to obtain copies of the register of members or corporate records of the company. They will, however, have such rights as may be set out in the company’s articles of association. A Cayman Islands exempted company may maintain its principal register of members and any branch registers in any country or territory, whether within or outside the Cayman Islands, as the company may determine from time to time. There is no requirement for an exempted company to make any returns of members to the Registrar of Companies in the Cayman Islands. The names and addresses of the members are, accordingly, not a matter of public record and are not available for public inspection. However, an exempted company shall make available at its registered office, in electronic form or any other medium, such register of members, including any branch register of member, as may be required of it upon service of an order or notice by the Tax Information Authority pursuant to the Tax Information Authority Act (2021 Revision) of the Cayman Islands. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. To the extent we choose to follow home country practice with respect to corporate governance matters, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, our public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of our board of directors or Controlling Shareholder than they would as public shareholders of a company incorporated in the United States.

For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share — Differences in Corporate Law”.

Cayman Islands economic substance requirements may have an effect on our business and operations.

Pursuant to the International Tax Co-operation (Economic Substance) Act (2021 Revision) of the Cayman Islands (“ES Act”), a “relevant entity” is required to satisfy the economic substance test set out in the ES Act. A “relevant entity” includes an exempted company incorporated in the Cayman Islands as is the Company; however, it does not include an entity that is tax resident outside the Cayman Islands. As we are a Cayman Islands company, compliance obligations include filing annual notifications for the Company, which need to state whether we are carrying out any relevant activities and if so, whether we have satisfied economic substance tests to the extent required under the ES Act. The ES Act continues to evolve and is subject to further clarification and amendments. We may need to allocate additional resources to keep updated with these developments, and may have to make changes to our operations in order to comply with all requirements under the ES Act. Failure to satisfy these requirements may subject us to penalties under the ES Act.

We qualify as a foreign private issuer and, as a result, we are not subject to U.S. proxy rules and are subject to Exchange Act reporting obligations that permit less detailed and less frequent reporting than that of a U.S. corporation.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; (ii) the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and (iii) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

If we lose our status as a foreign private issuer, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and Nasdaq rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, obtaining and maintaining directors’ and officers’ liability insurance would become more difficult and expensive for us, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a foreign private issuer, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with Nasdaq corporate governance listing standards.

As a foreign private issuer, we are permitted to take advantage of certain provisions in the Nasdaq rules that allow us to follow our home country law for certain governance matters. Certain corporate governance practices in our home country, the Cayman Islands, may differ significantly from corporate governance listing standards. Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance standards, we intend to comply with the Nasdaq corporate governance standards applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders. If we rely on our home country corporate governance practices in lieu of certain of the rules of Nasdaq, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq. If we choose to do so, we may utilize these exemptions for as long as we continue to qualify as a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

We are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter. We would lose our foreign private issuer status if, for example, more than 50% of our Ordinary Shares are directly or indirectly held by residents of the United States and we fail to meet additional requirements necessary to maintain our foreign private issuer status. If we lose our foreign private issuer status on this date, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the Nasdaq rules. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting and other expenses that we will not incur as a foreign private issuer, and accounting, reporting and other expenses in order to maintain a listing on a U.S. securities exchange. Although we are permitted to follow certain corporate governance rules that conform to Cayman Islands requirements in lieu of many of the Nasdaq corporate governance standards, we intend to comply with the Nasdaq corporate governance standards applicable to foreign private issuers, including the requirement to hold annual meetings of shareholders.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an emerging growth company, as defined in the JOBS Act, and we may take advantage of certain exemptions from requirements applicable to other public companies that are not emerging growth companies, including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley”) for so long as we remain an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. We have elected to take advantage of such exemptions afforded to an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective data.

We incurred increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company.”

We incurred significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley, as well as rules subsequently implemented by the SEC, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company” as defined in the JOBS Act and will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay the adoption of new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. After we are no longer an “emerging growth company”, or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley and the other rules and regulations of the SEC. For example, as a public company, we will be required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We will incur additional costs in obtaining director and officer liability insurance. In addition, we will incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

There can be no assurance that we will not be a passive foreign investment company, or PFIC, for U.S. federal income tax purposes for any taxable year, which could result in adverse U.S. federal income tax consequences to U.S. investor of our Class A Ordinary Shares.

In general, we will be treated as a passive foreign investment company (“PFIC”) for any taxable year in which either (1) at least 75% of our gross income (looking through certain 25% or more-owned subsidiaries) is passive income or (2) at least 50% of the average value of our assets (looking through certain 25% or more-owned subsidiaries) is attributable to assets that produce, or are held for the production of, passive income. Passive income generally includes, without limitation, dividends, interest, rents, royalties, and gains from the disposition of passive assets. If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder (as defined in the Section of this Annual Report captioned “Material U.S. Federal Income Tax Considerations”) of our securities, the U.S. Holder may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis applying principles and methodologies that in some circumstances are unclear and subject to varying interpretation. Our actual PFIC status for any taxable year will not be determinable until after the end of such taxable year. Accordingly, there can be no assurance with respect to our status as a PFIC for our current taxable year or any subsequent taxable year. We urge U.S. Holders to consult their own tax advisors regarding the possible application of the PFIC rules in light of their individual circumstances.

The future sales of Ordinary Shares by existing shareholders may adversely affect the market price of our Ordinary Share

As a relatively small-capitalization company with relatively small public float we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. The sales of a substantial number of registered shares could result in a significant decline in the public trading price of our Ordinary Shares and could impair our ability to raise capital through the sale or issuance of additional Ordinary Shares. We are unable to predict the effect that such sales may have on the prevailing market price of our Ordinary Shares. Despite such a decline in the public trading price, the Resale Shareholder may still experience a positive rate of return on the Ordinary Shares due to the lower price that it purchased the Ordinary Shares compared to other public investors and may be incentivized to sell their Ordinary Shares when others are not.

Risks Related to our Corporate Structure

Our Controlling Shareholder has significant voting power and may take actions that may not be in the best interests of our other shareholders.

We are a “controlled company” as defined under the Nasdaq Stock Market Rules with our Controlling Shareholder owning approximately 52.24% of our total issued and outstanding Shares, representing approximately 88.39% of the total voting power as at the date of this Annual Report. Our Controlling Shareholder will have the ability to control the outcome of certain matters submitted to shareholders for approval through its controlling ownership of the company, such as the election of directors, amendments to our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions.

The interests of the Controlling Shareholder may not be the same as, or may even conflict with, your interests. For example, the Controlling Shareholders could attempt to delay or prevent a change in control of us, even if such change in control would benefit our other shareholders, which could deprive our shareholders of an opportunity to receive a premium for their Class A Ordinary Shares as part of a sale of us or our assets, and might affect the prevailing market price of our Class A Ordinary Shares due to investors’ perceptions that conflicts of interest may exist or arise. As a result, this concentration of ownership may not be in the best interests of our other shareholders.

Our ultimate controlling shareholders’ shareholdings in companies with similar businesses may lead to conflicts of interest with our Company and our other shareholders.

Our ultimate controlling shareholders are also the controlling shareholders of FCF Manufacturing Corporation and FPF Corporation, being companies which are engaged in manufacturing of leather goods and related products in the Philippines. When there are new business opportunities of manufacturing of leather goods introduced to our ultimate controlling shareholders, potential conflicts of interest may arise in how our ultimate controlling shareholders allocate such opportunities between the two companies. The two manufacturing companies share some of the same suppliers and customers of certain component of our business. Our ultimate controlling shareholders’ relationship with the two companies may impact our Company’s decision making, and such decision may not be in the best interest of our Company and our other shareholders.

Certain of our directors and officers may allocate their time to other businesses, thereby causing conflicts of interest in their determination as to how much time to devote to our affairs.

Certain of our directors are engaged in several other business endeavors. As our directors are not required to commit their full time to our affairs, a conflict of interest may arise in how certain of our directors allocate their time between our operations and their other businesses. If the other business affairs of certain of our directors require them to devote substantial amounts of time to such affairs, it may cause distraction to their attention and could have a negative impact on our ability to operate efficiently. However, our directors are aware of his/her fiduciary duties as a director of a company and shall exercise the care, diligence and skill that a reasonable director would exercise when such conflict arises.

We are a “controlled company” within the meaning of the Nasdaq listing rules, and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Our largest shareholder owns more than a majority of the voting power of our outstanding Ordinary Shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company”, we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a “controlled company” and during any transition period following a time when we are no longer a “controlled company”, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Item 4. Information on the Company

A. History and Development of the Company.

Corporate History and Structure

KMV is a holding company registered and incorporated in the Cayman Islands, and is not a Cambodian operating company. As a holding company with no material operations, we conduct our core business operations in Cambodia through our operating subsidiary, FMF.

On April 5, 2017, FMF is the Group’s key operating subsidiary and was established under the laws of Cambodia to engage in the business of leather goods manufacturing. FMF’s skilled craftsmanship and high-quality manufacturing capabilities are the cornerstones of the Group’s operations and reputation, allowing us to attract business from leading global brands. Customers issue letters of authorization directly to FMF which grant FMF the right to produce and export leather goods using their trademarks, and they frequently visit the production site of FMF located in Cambodia to inspect orders and conduct quality checks. PFL was incorporated under the laws of Hong Kong on November 3, 2016 as a trading company for the Group’s material procurement and customer invoicing.

Corporate Reorganization

On January 16, 2024, KMV was incorporated under the laws of the Cayman Islands as an exempted company with limited liability and as a holding company. On January 29, 2024, PMV was incorporated under the laws of the BVI as a holding company with KMV as its sole shareholder. As part of the reorganization, on May 29, 2024, PMV acquired the entire issued share capital of PFL, following which PFL was wholly-owned by PMV, and FMF was indirectly wholly-owned by PMV and KMV.

COMPLETION OF THE IPO

On June 26, 2025, the Company completed its IPO of 2,000,000 Class A ordinary shares at a public offering price of US$4.00 per share. The Class A Ordinary Shares began trading on the Nasdaq Capital Market on June 25, 2025, under the symbol “FMFC.”

On July 16, 2025, the Underwriters exercised its over-allotment option in full to purchase an additional 300,000 Class A ordinary shares at the public offering price of US$4.00 per share, resulting in additional gross proceeds of US$1.2 million, before deducting underwriting discounts and other related expenses. After giving effect to the full exercise of the over-allotment option, the total number of Class A ordinary shares sold by the Company in the IPO has increased to 2,300,000 Class A ordinary shares and the gross proceeds increased to US$9.2 million, before deducting underwriting discounts and other related expenses. The closing date of the over-allotment option was July 16, 2025.

Organization Structure

The chart below illustrates our corporate structure and identify our subsidiaries as of the date of this annual report:

Name	Background	Ownership
Padachi M Venture Limited	— A BVI company — Incorporated on January 29, 2024 — Issued share capital of US$100 — Intermediate holding company	100% owned by KMV

Prospect Focus Limited	— A Hong Kong company — Incorporated on November 3, 2016 — Issued share capital of HK$100 — Trading of leather goods	100% owned by PMV

FMF Manufacturing Co., Ltd.	— A Cambodian company — Established on April 5, 2017 — Registered capital of KHR4,000,000,000 — Engaged in manufacturing of leather goods	100% owned by PFL

For details of our principal shareholders’ ownership, please refer to the beneficial ownership table in “Item 6. Directors, Senior Management and Employees.”

CORPORATE INFORMATION

Our principal executive office is located at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia. Our telephone number is +855-23425205. Our registered office in the Cayman Islands is located at the office of Conyers Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Our website is www.kandalmv.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report.

Our agent for service of process in the United States is Cogency Global Inc., located at 122 East 42nd Street, 18th Floor, New York, NY 10168.

B. Business Overview

KMV is a holding company registered and incorporated in the Cayman Islands, and is not a Cambodian operating company. As a holding company with no material operations, we conduct our operations in Cambodia through our operating subsidiary, FMF.

Through FMF, our operating subsidiary, we are a contract manufacturer of affordable luxury leather goods with our manufacturing operations in Cambodia. We primarily manufacture handbags, such as shoulder bag, crossbody bag, tote bag, backpack, top-handle handbag, satchel and other smaller leather goods, such as wallets. Our customers are well-known global fashion brands that are headquartered in the United States.

With our craftsmanship and extensive knowledge of the leather goods manufacturing process, our product engineers convert our customers’ vision and design into leather goods products. Our products are primarily affordable luxury products that are made of leather and/or other materials.

BUSINESS MODEL

The following diagram illustrates our business model:

RAW MATERIAL SOURCING AND SUPPLIERS

Our major raw materials include leather, fabric, and hardware. Other raw materials include edge paint. Our customers may designate raw material suppliers, therefore, our customers enter agreements with the raw material suppliers and arrange delivery of raw materials to us.

Other than the suppliers designated by our customers, we carefully select our suppliers based on certain assessment criteria, such as their capability to meet our customers’ specification, overall track record, scale and expertise, cost, product quality and quality control effectiveness, reliability, price, delivery punctuality, historical relationship with us, reputation and aftersales services. During the selection process, we generally carry regular on-site examination of our potential suppliers to ensure that they meet our selection criteria. We carry out evaluation of the performance of our existing suppliers and identify better suppliers from time to time to replace the suppliers who fail to perform to our satisfaction. We mainly source our raw materials from suppliers in Italy, South Korea, Vietnam and Mainland China, who are independent third parties.

We do not enter into any framework agreement or long term agreement with any of our suppliers. Instead, we make our purchases based on the requirement of each particular contract and for the customer orders we have on hand. Subsequent to the issue of purchase orders to our suppliers, our suppliers will supply the specified products in accordance with the delivery time required at the contracted price. Our quality control team from our quality control department checks the quality of the raw materials upon their arrivals at our production facility to ensure that they conform to our and our customers’ quality standards.

PRODUCT DEVELOPMENT

Our customers generally provide a design package, which include designs, technical drawings, specifications, and type of possible raw material choice. In principle, the product development process of our product can be divided into three stages as set out below:

●	Product engineering. Upon receipt of the design package, our production development team and product engineers work closely with our customers to understand their specifications and requirements and takes feedback from customers for modifications to the initial design. Our product development team and product engineers also provide inputs on feasibility of mass production of the product in terms of design and raw materials.

●	Prototype development. Once the product engineering is approved by our customers, we will make a pre-production sample for consideration by our customers. We will closely collaborate with our customers to refine and iterate on this pre-production sample until it fully aligns with their precise design specifications and requirements. We liaise with our customers to refine the pre-production sample. After our customers provide their final approval of the pre-production sample, they will then decide the size of the purchase to be placed with us. They also provide paper pattern for material cutting for the specific design of each type of product.

We usually need 30 days for product development.

PRE-PRODUCTION

Once a customer is satisfied with the pre-production sample and place order with us, we will make a pilot sample for the bulk production methodology. We will compare this pilot sample against the pre-production sample and notify our customers of any variations in the design. The customer will then need to approve the product sample before we proceed with mass production.

After our customer places order with us, our purchasing team calculates the consumption of each type of raw materials required and order such materials from suppliers if our customer does not designate raw material supplier.

Our production team and industrial engineer have pre-production meeting to design the production process which sets out steps for manufacturing workers in the Cambodia Factory to follow, to confirm the design intent and the production methods and to foresee potential quality issues. Our pilot line also provides a set of paper patterns for raw material cutting.

PRODUCTION

Before raw materials are used in our production process, we conduct incoming quality control on all raw materials to examine them on a sampling basis. Some of the raw materials are pre-processed before being passed to the production lines for sewing and assembly according to the relevant specifications. For example, leathers are sent to the cutting department for cutting, re-cutting, die-cutting and skiving into panels. We then mold the panels into shape by gluing, inking and sewing and different processed raw materials and other components are assembled together to make a finished product.

QUALITY CONTROL

We believe that our commitment to quality control is one of the principal factors contributing to our success. We have implemented stringent production and quality control procedures to ensure the consistent high quality of our products.

To maintain high quality standard for our products and minimize defects and returns of defective products, our management is actively involved in setting stringent production and quality control procedures designed to ensure that our products meet or often exceed the relevant customer quality requirements. We regularly provide on-the-job training to our manufacturing line employees so as to ensure effective application of our quality control procedures. Furthermore, our quality control team checks and controls the operation of the production line to ensure adequate quality control during production and to avoid any unintended interruption, and to minimize the down time of the production line. Our customers also provided quality control training to our quality control personnel and issued certificate to our quality control personnel upon successful completion of quality control training. Although we do not hold international certifications for our quality management systems, we adopt the quality control procedures issued by our customers.

We also ensure production considerations are taken into account during the production development so as to maximize the number of products that pass our quality control tests. In order to monitor our production quality and ensure that our products meet all our internal benchmarks and customers’ specifications, our quality control staff carry out quality control inspection throughout the production process, including:

●	Quality control for raw materials. Other than raw materials designated by some of our customers, we purchase raw materials from raw material suppliers who have passed our quality and reliability assessments. Before raw materials are used in our production process, we conduct incoming quality control on all raw materials to examine them on a sampling basis. A sample of each type of raw materials is examined physically to ensure that their quality meets the specifications and standards of our products. We return to our raw material suppliers any raw materials that do not satisfy our quality inspection and obtain replacement raw materials.

●	Quality control during production. Our quality control personnel in the Cambodia Factory monitor each phase of the production process by conducting visual inspection of every semi-finished products. If any quality issues in the production process are identified, the products will be arranged to be reworked.

●	Quality control for finished goods. Our customers generally have their specific acceptance procedures, they monitor the production process and quality of finished goods by arranging for their quality control personnel to perform on-site inspection. In addition, our customers may require us to check a fixed number of products in each of our shipments on a random basis. Our quality control department and our customers’ on-site inspection personnel perform final visual inspection on finished goods together with their product labels, merchant cards and shipping marks on packaging in each of our shipments on a random basis.

INVENTORY AND LOGISTICS MANAGEMENT

It is our practice to maintain an inventory level for at least one month production needs of certain raw materials, such as edge paint and packaging materials, which are commonly necessary for manufacturing of most of our products. We normally source other raw materials for use in production after we receive purchase orders from our customers in order to avoid obsolescence of raw materials.

As most of our customers designate suppliers of raw materials which we are mandated to use in the manufacturing their products, we do not generally maintain a high level of raw material inventory. We and our customers place purchase orders for raw materials and components purchased by us and designated by them as close as possible to the required delivery time, depending on our production requirements and the type of raw materials or components.

As our products are made to order, we do not generally maintain a finished good inventory.

After the finished goods pass the inline quality control and endline quality control, they are packed with their product labels, merchant cards and shipping marks on packaging. The staff responsible for product delivery will verify and number the finished product packages according to customers’ delivery notices and packing notes. The finished products will then be delivered to the locations designated by customers. We generally engage third-party logistics and transportation companies to transport our products to the locations designated by our customers.

SALES AND MARKETING

We manage our business relationships with customers through our sales and marketing activities. The sales and marketing personnel solicit and collect feedback from customers on our products. We manage our relationship with our key customers through frequent visits to our customers’ offices and/or factories or through our customers’ visits to our factories. Our customers also frequently contact us in relation to any queries they may have during the production.

We approach potential customers for business opportunities by contacting them through our business network and through business referrals that we receive from time to time from our customers. Our marketing activities also include paying visits to potential customers.

As part of our strategic development, we intend to strengthen our sales and marketing efforts to expand our market presence in other international markets, including the European markets.

CUSTOMERS

Our customers are mainly well-known global fashion brands headquartered in the United States. Our total revenue was from four customers for the years ended March 31, 2025 and three customers for the years ended March 31, 2024. Out of the four customers, we have one customer whose contribution accounted for approximately 79.8% and 88.5% of our revenue, respectively, for the years ended March 31, 2025 and 2024, respectively.

Our goal is to diversify our customer base and revenue source and position ourselves as a reliable and trusted contract manufacturer. We will continue to strengthen our development and manufacturing capabilities and expand our product and service offerings to our customers for every new season. We will also aim to diversify our customer base and revenue source, by expanding our geographical market reach to other key markets, including the European markets.

We do not enter into long-term agreements with our customers, which we believe is in line with market practice. Our customers usually issue letters of authorization that grant FMF the right to produce and export leather goods using their trademarks. Set out below are the salient terms of the letters of authorization:

●	Authorized Activity: The letter specifies the activity FMF is permitted to conduct, such as producing and exporting the authorized products.

●	Authorized Items: The letter identifies the specific items FMF is authorized to manufacture, such as wallets and handbags.

●	Authorized Factory: The letter names our factory location where FMF is authorized to produce the products.

●	Authorized Period: The letter states the expiry date of the authorized period.

●	Other terms: The letter also includes other provisions, such as: the authorization cannot be transferred or assigned to any other party without the express prior written authorization of our customer; orders produced for our customer shall not be subcontracted during any part of the manufacturing process without our customer’s prior written authorization; and there shall be no disposition of our customer’s inventory other than that expressly authorized in writing by our customer.

PRODUCTS

We produce different styles of leather products, such as shoulder bags, crossbody bags, tote bags, backpacks, top-handle handbags, satchel, and other small leather goods, such as wallets, as a contract manufacturer for our customers. Our products are made of materials such as leather and fabric. Our products are mainly affordable luxury products.

PRODUCT RETURN

We do not have a product return or warranty policy. Our products are subject to our final inspection before delivery to ensure they conform with our specification and quality requirements. The allocation of liability for product defects between us and our customers follows the delivery terms adopted in our customers’ purchase orders, which is generally by FOB. We do not assume the risk of damages or losses after our products are delivered to the place designated by our customers. However, we recognize the significance of maintaining a positive and long-term business relationship with our clients. After the completion of a project, we follow up with our customers to gauge their level of satisfaction and solicit feedback on our services.

For the years ended March 31, 2025 and 2024, we were not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

FACILITIES

We do not own any real property.

Our headquarter and main production facility are located in Cambodia where we lease the land located in Kandal Province, Cambodia, with a total land size of approximately 13,759 square meters with a lease term from April 1, 2017 to March 31, 2027 and a monthly rent of US$8,470, from an independent third party, and being the Cambodia Factory. The Cambodia Factory comprises two factory buildings, an office complex and a dormitory. We conduct all our production operations at the Cambodia Factory.

Our registered office of PFL is located at 15/F, Pacific Trade Centre, 2 Kai Hing Road, Kowloon Bay, Kowloon, Hong Kong. The office has a size of approximately 69 square meters. We lease our office in Hong Kong from our affiliated company, Fashion Focus Manufacturing Ltd. The rental was included in management fee charged to us from April 1, 2021 to April 1, 2026. See “Related Party Transactions” for details.

Our production site, the Cambodia Factory:

EMPLOYEES

As of March 31, 2025, we employed a total number of 1255 full-time employees, all of them are based in Cambodia.

Our employees are employed in the areas of management, operations and production, production control, customer service, merchandising, technical support, procurement and logistics, sales and applications, quality assurance, administration, human resources, and finance. We have employment contracts with each of our employees in accordance with the applicable employment laws in Cambodia and Hong Kong.

We believe that we maintain a good working relationship with our employees, and we have not experienced material labor disputes in the past. Our factory workers are represented by labor unions and our office workers and supervisors in the Cambodia Factory are not represented by labor unions.

SEASONALITY

Our business historically has not been subject to seasonal fluctuations.

COMPETITION

The leather goods manufacturing market in Cambodia is relatively competitive. There are a number of contract manufacturers in Cambodia who are also authorized by our customers, who are players operating in the market. We expect to face intense competition from our existing competitors and new market entrants in the future. We primarily compete on (i) product functionality, quality and reliability; (ii) technical and manufacturing capabilities; (iii) ability to meet customers’ delivery schedules; and (iv) customer relationships and services.

LICENSES, PERMISSIONS AND CERTIFICATIONS

As of the date of this Annual Report, we have obtained all requisite licenses or permissions that are material to our business operations, all of which are valid and current, and we have not been denied such licenses, permissions or approvals by any authorities.

COVID-19 UPDATE

Since late December 2019, the outbreak of COVID-19 spread rapidly throughout Mainland China and later to the rest of the world. On January 30, 2020, the International Health Regulations Emergency Committee of the World Health Organization declared the outbreak a “Public Health Emergency of International Concern” (“PHEIC”), and later on March 11, 2020 a global pandemic. The COVID-19 outbreak has led governments across the globe to impose a series of measures intended to contain its spread, including border closures, travel bans, quarantine measures, social distancing, and restrictions on business operations and large gatherings. From 2020 to the middle of 2021, COVID-19 vaccination program had been greatly promoted around the globe. While the spread of COVID-19 was substantially controlled in 2021, several types of COVID-19 variants emerged in different parts of the world and restrictions were re-imposed from time to time in certain cities to combat sporadic outbreaks.

The impacts of COVID-19 on our business, financial condition, and results of operations include, but are not limited to, the following:

The Cambodia Factory was affected by the implementation of the Law on Measures to Prevent the Spread of COVID-19 and other Serious, Dangerous and Contagious Diseases (the “COVID-19 Law”) passed by the Cambodian Government in March 2021. The Cambodian Government use the COVID-19 Law to issue the Decision on Lockdown of Phnom Penh Capital and Takhmao City of Kandal Province to Prevent the Spread of Covid-19 on April 14, 2021 where we were required to close the Cambodia Factory temporarily, located in Takhmao District, Kandal Province, Cambodia, from April 14 to April 28, 2021, as the relevant local authorities mandated prevention measures in Kandal Province due to Omicron variant of COVID-19. The production capacity of the Cambodia Factory was affected by the lockdown. However, the fulfilment of customer orders was not significantly affected as customers had already reduced their order quantities in anticipation of decreased sales volume caused by the COVID-19. As a result, the Cambodia Factory was able to meet customer demand despite the challenges posed by the pandemic.

Following the promulgation of the COVID-19 Law, the Cambodian Government issued several regulations, including but not limited to:

(iv) Sub-Decree No. 37 on Health Measures to Prevent the Spread of COVID-19 and Other Contagious Diseases dated March 12, 2021 (“Sub-Decree No. 37”);

(v) Sub-Decree No. 27 on Quarantine Measures to Prevent the Spread of COVID-19 dated February 18, 2021 (“Sub-Decree No. 27”); and

(vi) Sub-Decree No. 28 on Amendment on Article 8 of Sub-Decree No. 129 dated September 17, 2015 on Health Measures to Prevent and Respond to International Spread of Diseases through Border Gateway dated February 18, 2021 (“Sub-Decree No. 28”).

Under Sub-Decree No. 37, employers of all enterprises shall comply with cleaning and hygiene measures and social distancing measures.

In the event of failure to comply with the above obligations, the enterprises, will be subject to a warning and guidance from the authorities. Continued non-compliance could lead to monetary fines ranging from KHR2,000,000 (approximately US$500) to KHR10,000,000 (approximately US$2,500). In addition to this, the competent authorities may impose administrative penalties stipulated under the COVID-19 Law which is in conformity with Sub-Decree No. 37.

In conformity with Sub-Decree No. 27, quarantine shall apply to all Cambodian and foreigners traveling from abroad to Cambodia through all means, and any person that has direct or indirect contact with a person infected with COVID-19 or suspected to have COVID-19. Quarantine will take place at a quarantine center, or any other places determined by the Ministry of Health or competent sub-national administration. Non-compliance or escaping from the quarantine place during the quarantine period can result in a fine from KHR1,000,000 (approximately US$250) to KHR5,000,000 (approximately US$1,250).

Sub-Decree No. 28 was issued in order to curb the cross-border spread of COVID-19. Pursuant to this Sub-Decree, the passengers and drivers of transport vehicles shall adhere to control conducts by quarantine officers. Any escape or non-cooperative acts with the quarantine officers in implementing health measures or which does not fulfill prescribed formalities shall be subject to a fine from KHR1,000,000 (approximately US$250) to KHR5,000,000 (approximately US$1,250). Any person who initiates, directs, instructs, incites, persuades, or deliberately facilitates a passenger or driver of a transport vehicle to evade inspection or implementation of quarantine measures shall be subject to fine from KHR10,000,000 (approximately US$2,500) to KHR50,000,000 (approximately US$12,500).

In the years following COVID-19, the Cambodian Government introduced certain strategic frameworks to help boost and revive the garment sector, and to mitigate the impacts felt by the pandemic. On December 22, 2021, the Cambodian Government officially launched the “Strategic Framework and Programmes for Economic Recovery in the Context of Living with COVID-19 in a New Normal 2021-2023”, tailored to strengthen the country’s socio-economic resilience and growth in the immediate-and-medium term.

Subsequently, the Supreme National Economic Council released a “Development Strategy on Cambodia’s Garment, Footwear, and Bag Production Sector 2022-2027” in the following year on March 21, 2022, aiming to develop this sector into an industry that is environmentally sustainable and resilient, has high value-add, is highly competitive, and acts as a fundamental support for economic diversification by implementing various measures, for instance, improving working conditions and welfare for workers and promoting market diversification for exports of garment, footwear, and travel goods.

The Cambodian Government provided financial assistance to workers in the garment, footwear, travel goods, and bags sector, upon receipt of suspension of employment contract permits from MLVT. This included US$40 per month per person from June 2020 to December 2021 and supplemented by an additional US$30 per month from employers.

According to WHO, the COVID-19 pandemic “has been on a downward trend” with immunity increasing due to increasing administration of vaccines globally. Whilst there are remaining uncertainties posted by the potential evolution of COVID-19, the WHO Director-General announced on May 5, 2023 that COVID-19 no longer constitutes a PHEIC and is now an established and ongoing health issue, concurring with the advice of the IHR Emergency Committee of the WHO. Notwithstanding such announcement, disruptions like general slowdown in economic conditions globally and volatility in the capital markets posed by COVID-19 are far-reaching and prevalent. The extent to which COVID-19 impacts our operating subsidiary’s business in the future will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, our operating subsidiary’s ability to pursue its business objectives may be materially adversely affected. In addition, our ability to raise equity and debt financing which may be adversely impacted by COVID-19 and other events, including as a result of increased market volatility, decreased market liquidity and third-party financing being unavailable on terms acceptable to us or at all. We will continue to closely monitor the situation throughout 2024 and beyond.

LEGAL PROCEEDINGS

From time to time, we may become involved in legal proceedings arising in the ordinary course of business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract, and labor and employment claims. As of the date of this Annual Report, we are not a party to, and we are not aware of any threat of, any legal or administrative proceeding that, in the opinion of our management, is likely to have any material adverse effect on our business, financial condition or operations.

INSURANCE

We believe our insurance coverage is adequate to insure against the risks relating to our operations in Cambodia, given the size and nature of our business. We currently maintain insurance coverage on the Cambodia Factory, machineries and equipment, stocks, loss of profit, public liability and cargo and shipping. We believe that our insurance coverage is adequate and in line with the industry norm. We review our insurance policies from time to time for adequacy in the breadth of coverage.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This report contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

Through FMF, our operating subsidiary, we are a contract manufacturer of affordable luxury leather goods with our manufacturing operations in Cambodia. We primarily manufacture handbags, such as shoulder bag, crossbody bag, tote bag, backpack, top-handle handbag, satchel and other smaller leather goods, such as wallets. Our customers are well-known global fashion brands that are headquartered in the United States.

With our craftsmanship and extensive knowledge of the leather goods manufacturing process, our product engineers convert our customers’ vision and design into leather goods products. Our products are primarily affordable luxury products that are made of leather and/or other materials.

A.	Operating Results

Key Factors that Affect Results of Operation

Our results of operations have been and will continue to be affected by a number of factors, including those set out below:

Our ability in consolidating our existing customer base and developing new customers

Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our products may fluctuate due to changes in customer demand, including their business strategies, operational needs and product portfolio or changes in consumer trends.

Our success depends on our ability to maintain long-term, strong and stable relationships with our existing customers and increase sales to them over time, as a significant amount of current net revenue is generated from sales to a limited number of existing customers. If we are unable to satisfy our existing customer to expand the volume of businesses with our existing customers or to extend our customer base by adding new customers at desired levels or at all, it could have a material adverse effect on our business, financial condition and results of operations.

Cost of raw materials

The major components of our raw materials include leather, PVC, fabric, and hardware. Changes in the costs of raw materials or transportation indirectly affect our cost structure. Any increase in production costs may be passed on to us, but we might not be able to fully pass on all or any part of the subsequent increase in costs to our customers, which may have a material adverse effect on our business, financial condition, profitability, and cash flows.

Direct labor cost

Direct labor cost of our Group was approximately US$4,102,000 and US$2,314,000 for the years ended March 31, 2025 and 2024, respectively, representing approximately 29.7% and 21.8% of our total cost of sales, respectively. Competition for skilled labor in Cambodia has been more intense in recent years. The average labor cost in Cambodia has been on an increasing trend due to higher cost of living and the implementation of the 2025 government-mandated increase of the minimum wages in 2024 via Notification on the Determination of Minimum Wage for Employees in the Textile, Garments, Footwear Travel Goods and Bags Industry (the “2025 Minimum Wage Notification”) from US$204 to US$208 in Cambodia. Based on the 2025 Minimum Wage Notification, the minimum wage including all mandatory employment benefits, including the seniority bonus, the attendance, the accommodation and transportation allowance, and the meal allowance for overtime work. Each of our employees will receive, on average, at least US$305 per month. We cannot assure that we will be able to recruit and retain sufficient workforce in a timely manner or that our labor cost will remain stable in the future. Any material changes in the direct labor costs would affect our results of operation and profitability.

General economic and market conditions of our products

We derive substantially all of our revenue from the sale of leather goods in the international markets. Domestic and global economic growth has a significant impact on all aspects of our operations, including but not limited to the demand for and pricing of our products.

Majority of our revenue was derived from sales to the US consumer market. In recent years, the global economic indicators have shown mixed signs, and the future growth of the economies are subject to many factors beyond our control. A downturn in the economy could adversely impact consumer purchases of personal leather products. Factors that could affect consumers’ willingness to make such discretionary purchase include general business conditions, levels of employment, interest rates and tax rates, the availability of consumer credit, and consumer confidence in future economic conditions. In the event of an economic downturn, we could experience lower than expected net sales, which could force us to delay or slow our growth strategy and have a material adverse effect on our business, financial condition, profitability, and cash flows.

The COVID-19 pandemic could have a material adverse impact on our business, operating results, and financial condition

The COVID-19 pandemic and the travel restrictions, quarantines, and other related public health measures and actions taken by governments and the private sector have adversely affected global economies, financial markets, and the overall environment for our business, and the extent to which it may continue to impact our results of operations and overall financial performance remains uncertain. The global macroeconomic effects of the pandemic may persist indefinitely, even after the pandemic has subsided.

Supply chain disruptions have become a major challenge for the global economy during the COVID-19 pandemic. These shortages and supply-chain disruptions are significant and widespread. Lockdowns in several countries across the world, labor shortages, robust demand for tradable goods, disruptions to logistics networks, and capacity constraints have resulted in increases in freight costs and delivery times. Companies that are reliant on the movement of goods and materials, such as our company, may suffer from plant closures and supply shortages across the extended supply network.

Effects of U.S. Tariffs and Trade Policy Uncertainty

Our results of operations are significantly influenced by global trade policies, particularly those of the United States, which is a key export market for our products. Recent and ongoing changes in U.S. tariff regimes, including tariffs imposed on various countries and trade partners, have created heightened uncertainty for international trade flows. Although Cambodia currently benefits from preferential trade treatment under certain U.S. programs, any modification, suspension, or revocation of such preferences—whether through policy shifts, geopolitical tensions, or trade enforcement actions—could adversely affect the pricing competitiveness of our products in the U.S. market. Additionally, broader U.S. tariffs on imported goods and supply chain inputs may indirectly impact us through increased costs or reduced demand from U.S.-based customers. We have observed cautious ordering patterns and longer decision cycles from some of our U.S. customers, reflecting their efforts to mitigate tariff-related risks. Continued or escalating trade tensions may result in order reductions, delays, or cancellations, which could materially impact our revenue and profitability.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Material Accounting Policies, Judgments and Estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods. Information about estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are allowance for expected credit losses of trade receivables, allowance for write-down of inventories and depreciation of property, plant and equipment.

We believe the following critical accounting policies reflect the more significant judgments and estimates we used in the preparations of our combined and consolidated financial statements.

Revenue recognition

Revenue from sales of goods in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sale of handbags, small leather goods and accessories, the Group typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and payment terms. These terms serve as the basis of the performance obligations that the Group must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods i.e., handbags, small leather goods and accessories has occurred, when the products have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with Incoterms stipulated in the contracts. The completion of the performance obligation is evidenced by customer acceptance/acknowledgement indicating receipt of the products, or the Group has objective evidence that all criteria for acceptance have been satisfied. No right of goods return is given to customers. No significant element of financing is deemed present as typical payment terms range from 30 to 90 days from the date of invoice.

Trade and other receivables

A receivable is recognized when the Group has an unconditional right to receive consideration. A right to receive consideration is unconditional if only the passage of time is required before payment of that consideration is due. If revenue has been recognized before the group has an unconditional right to receive consideration, the amount is presented as a contract asset. Trade receivables that do not contain a significant financing component are initially measured at their transaction price. Trade receivables that contain a significant financing component and other receivables are initially measured at fair value plus transaction costs. All receivables are subsequently stated at amortized cost, using the effective interest method and including an allowance for expected credit losses.

Allowance for expected credit losses of trade receivables

The Group uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Year ended March 31, 2024 compared to year ended March 31, 2025

The table below sets forth the age analysis of our gross accounts receivable at the end of each period:

As of March 31,	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	963,793	141,108	92,415	2,667	—	1,199,983
2024 (US$)	622,707	454	—	—	—	623,161

The table below sets forth the subsequent settlements as of June 30, 2025 related to our accounts receivable as of March 31, 2025:

	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	961,060	141,108	92,415	2,667	—	1,197,250

The table below sets forth the accounts receivable balance net of subsequent settlements as at June 30, 2025:

	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	2,733	—	—	—	—	2,733

The table below sets forth the allowance for expected credit losses for each aging group of our gross accounts receivable at the end of each period:

As of March 31,	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025 (US$)	(8,096)	(1,185)	(776)	(22)	—	(10,079)
2024 (US$)	(10,079)	—	—	—	—	(10,079)

The table below sets forth the percentage of allowance for expected credit losses for each aging group of our accounts receivable at the end of each period:

As of March 31,	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2025	0.8%	0.8%	0.8%	0.8%	—	0.8%
2024	1.6%	—	—	—	—	1.6%

Taxes

Cayman Islands

We are incorporated in the Cayman Islands. The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands save for certain stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands and/or related to real estate in the Cayman Islands. The Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

In addition, pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, our Company has obtained an undertaking from the Governor-in-Cabinet:

(1)	that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(2)	that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company or by way of withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking for our Company is valid for a period of twenty years from January 30, 2024.

BVI

PMV is incorporated in the BVI and there are currently no withholding taxes or exchange control regulations in the BVI applicable to PMV. PMV is therefore not subject to tax on income or capital gains under current BVI law nor will there be any withholding tax upon payments of dividends by PMV.

Hong Kong

PFL is incorporated in Hong Kong and is subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. The applicable tax rate is 16.5% in Hong Kong. From year of assessment of 2019/2020 onwards, Hong Kong profits tax rates are 8.25% on assessable profits up to HK$2,000,000, and 16.5% on any part of assessable profits over HK$2,000,000. There are no withholding taxes in Hong Kong on remittance of dividends.

Cambodia

FMF is incorporated in Cambodia and a 20% annual tax on income shall apply on the net taxable income generated by a corporate taxpayer in Cambodia subject to certain exceptions. Generally, 14% withholding tax shall apply on income payments to non-resident suppliers. The applicable WHT may be lowered or exempted depending on the provisions of the relevant Double Taxation Agreements (“DTA”), subject to compliance with specific conditions.

Recently issued accounting pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Material accounting policy information”.

Results of Operations

Year ended March 31, 2024, compared to year ended March 31, 2025

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated.

	For the years ended March 31,
	2024	2025
	US$	US$
Revenue	13,971,743	17,186,677
Cost of sales	(10,604,640)	(13,829,471)
Gross profit	3,367,103	3,357,206
Selling and distribution expenses	(239,013)	(304,406)
General and administrative expenses	(1,646,043)	(2,677,883)
Income from operations	1,482,047	374,917
Interest expenses	(403,723)	(582,013)
Other income	219,309	436,050
Income before income taxes	1,297,633	228,954
Income tax expense	(178,101)	(19,281)
Net income	1,119,532	209,673

Revenue

For the years ended March 31, 2024, and 2025, we generated our revenue through sales of handbag.

Our revenue increased by US$3,214,934 or 23.0%, from US$ 13,971,743 for the year ended March 31, 2024 to US$17,186,677 for the year ended March 31, 2025. This increase reflected the stable growth of our business and the continued recovery of the global handbag market after the pandemic. Existing sales volume increased across all existing customers.

Cost of sales

Our cost of sales consists mainly of raw material costs, direct labor costs and factory overheads. Our cost of sales increased by US$3,224,831 or 30.4%, from US$10,604,640, for the year ended March 31, 2024 to US$13,829,471 for the year ended March 31, 2025.

Gross profit and gross profit margin

Our gross profit decreased by US$9,897 or 0.3%, from US$3,367,103, for the year ended March 31, 2024 to US$3,357,206 for the year ended March 31, 2025. Our gross profit margin decreased by 4.6 percentage points from 24.1% for the year ended March 31, 2024 to 19.5% for the year ended March 31, 2025. The decrease was primarily due to shift in product mix, additional production supervisors and quality control personnel, lower efficiency from production of new designs, and increased indirect material costs and overheads.

Selling and distribution expenses

Our selling and distribution expenses consisted of export expenses, trucking costs and customs clearance fees. The amounts remained relatively stable at US$239,013 and US$304,406, or 1.7% and 1.8% of revenue, for the years ended March 31, 2024 and 2025, respectively.

Administrative expenses

Our administrative expenses consisted of salaries, welfare and other benefits, director’s remuneration, management fees, professional services fees, office expenses and utilities, depreciation and others.

The following table sets forth a breakdown of our administrative expenses for the years ended March 31, 2024 and 2025:

	For the years ended March 31,
	2024	2025
	US$	US$
Salaries, welfare and other benefits	1,008,519	978,362
Management fees	223,548	274,987
Director’s remuneration	114,000	242,200
Office expenses and utilities	101,657	77,770
Professional services fees	75,147	897,608
Depreciation	32,843	30,604
Others	90,329	176,352
	1,646,043	2,677,883

Salaries, welfare and other benefits

Our salaries, welfare and other benefits remained relatively stable for the year ended March 31, 2024 and 2025.

Management fees

Our management fee represented service fees for general corporate management paid to a related company during the years ended March 31, 2024 and 2025 and remained stable at 1.6% of revenue. The related party management fee arrangement will be discontinued upon listing.

Office expenses and utilities

Our office expenses and utilities consist mainly of office rental expense, electricity and water charges, travelling and stationery expenses. The amounts remained relatively stable for the years ended March 31, 2024 and 2025, respectively.

Professional services fees

Our professional services fees consist mainly of fees paid to external lawyers and consultants. Professional services fees increased by US$822,461 or 1,094.5% from US$75,147 for the year ended March 31, 2024 to US$897,608 for the year ended March 31, 2025, which was primarily due IPO fees, financial advisor fees, and audit fees during the year.

Depreciation

Our depreciation remained relatively stable for the year ended March 31, 2024 and 2025.

Others

Other expenses remained relatively stable for the year ended March 31, 2024 and 2025.

Interest expenses

Our interest expenses mainly represented interest on short term financing, supply chain financing and revolving loans. Our interest expenses increased by US$178,290 or 44.2% from US$403,723 for the year ended March 31, 2024 to US$582,013 for the year ended March 31, 2025, mainly due to additional revolving loans and increase in trade financing during the year ended March 31, 2025.

Other income

The following table sets forth a breakdown of other income for the years ended March 31, 2024 and 2025:

	For the years ended March 31,
	2024	2025
	US$	US$
Interest income from loans to related parties	165,368	370,705
Sundry income	34,782	74,618
Gain/(loss) on foreign exchange, net	19,159	(9,273)
	219,309	436,050

Our other income primarily included interest income from loans to related parties, sundry income and gain on foreign exchange. Our other income increased by US$216,741 or 98.8% from US$219,309 for the year ended March 31, 2024 to US$436,050 for the year ended March 31, 2025, which was primarily due to the increase in interest income from loans extended to the related parties. The related party loan arrangement will be discontinued upon listing.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended March 31, 2024 and 2025:

	For the years ended March 31,
	2024	2025
	US$	US$
Current income tax expense	223,455	35,439
Deferred taxation	(45,354)	(16,158)
Total	178,101	19,281

Our overall effective tax rate decreased by 5.3 percentage points from 13.7% for the year ended March 31, 2024 to 8.4% for the year ended March 31, 2025. This is mainly due to a reversal of overprovision of prior year tax of US$114,028, offset by fixed income tax for Cambodia of 1% of revenue amounting to US$149,467.

Net income

As a result of the foregoing, our net income decreased by US$909,859 or 81.3% from US$1,119,532 for the year ended March 31, 2024 to US$209,673 for the year ended March 31, 2025, mainly due to the increased cost of goods sold, and one off IPO expenses during the year ended March 31, 2025.

B.	Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As at March 31,
	2024	2025
	US$	US$
CURRENT ASSETS
Cash and cash equivalents	235,348	102,697
Trade and other receivables	945,030	1,497,817
Deferred initial public offering (“IPO”) costs	230,642	795,771
Amounts due from related parties	2,053,318	1,053,708
Loans to related parties	4,001,174	4,291,215
Inventories	1,802,723	1,646,333
Total current assets	9,268,235	9,387,541

CURRENT LIABILITIES
Trade and other payables	2,466,368	4,424,830
Lease liabilities	74,715	80,916
Borrowings	2,823,729	5,088,600
Income tax payable	116,928	8,330
Total current liabilities	5,481,740	9,602,676
Net current assets	3,786,495	(215,135)

Trade and other receivables

The following table sets forth a breakdown of our trade and other receivables, net as of the dates indicated:

	As at March 31,
	2024	2025
	US$	US$
Trade receivables – third parties	623,161	1,199,983
Less: Allowance for expected credit losses of trade receivables – third parties	(10,079)	(10,079)
	613,082	1,189,904
Other receivables:
– third parties	37,913	2,271
Deposits	68,440	68,760
Prepayments	17,575	43,545
VAT refundable	260,025	316,530
Less: Allowance for expected credit losses for non-trade receivables	(52,005)	(123,193)
	945,030	1,497,817

Trade receivables, net

Trade receivables represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 90 days, depending on their reputation, transaction history and the products purchased. Our trade receivables, net, increased by US$576,822 or 94.1% from US$613,082 for the year ended March 31, 2024 to US$1,189,904 for the year ended March 31, 2025. The increase was due to higher sales amount for the month of March 2025, compared to the same month of 2024.

Our management regularly reviews outstanding accounts and provides an allowance for expected credit losses. When collection of the original invoice amounts is no longer probable, we will either partially or fully write-off the balance against the allowance for expected credit losses. In establishing the required allowance for expected credit losses, management considers historical collection experience, aging of the receivables, the economic environment, industry trend analysis, and the credit history and financial conditions of the customers. Our management reviews outstanding receivables on a regular basis to determine if the expected credit losses allowance is adequate and adjusts the allowance when necessary. Delinquent account balances are written-off against allowance for expected credit losses after all means of collection have been exhausted and that the likelihood of collection is not probable.

For details of the allowance for expected credit losses on trade receivables, please refer to the section headed “Allowance for expected credit losses of trade receivables” in this annual report.

Deposits

Our deposits mainly comprised of refundable deposit of factory rental and utilities. Our deposits remained relatively stable at US$68,440 and US$68,760 as of March 31, 2024 and 2025, respectively.

Prepayments

 Our prepayments mainly comprised of prepayment for factory insurance, advance payment to supplier, and other prepaid expenses. Our prepayments remained relatively stable at US$17,575 and US$43,545 as of March 31, 2024 and 2025, respectively.

Amounts due from/to related parties

The amounts due from/to the related parties are unsecured, interest free and without fixed repayment terms. These balances mainly represented funds advanced to related parties and payment of operating expenses by the Group on behalf of the related parties. All amounts due from related parties will be discontinued upon listing.

Loans to related parties

Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

Inventories

Our inventories mainly comprised of raw materials, work-in-progress, finished goods and goods-in-transit. Our inventories decreased by US$156,390 or 8.7% from US$1,802,723 as of March 31, 2024 to US$1,646,333 as of March 31, 2025, respectively. The decrease in inventories was mainly due to the shipment of products before period end.

We review our inventory levels on a regular basis. We generally maintain an inventory level for at least one month production needs for edge paint and packaging materials, which are commonly necessary for most of our products. We believe that maintaining appropriate levels of inventories can help us better plan raw material procurement and deliver our products to meet customer demand in a timely manner without straining our liquidity.

Trade and other payables

The following table sets forth a breakdown of our trade and other payables, net as of the dates indicated:

	As of March 31,
	2024	2025
	US$	US$
Trade payables – third parties	1,653,660	2,568,272
Advance payment from customers	464,080	172,821
Accrued expenses	343,491	1,292,291
Other payables	5,137	391,446
	2,466,368	4,424,830

Trade payable-third parties

Our trade suppliers usually grant us a credit period between 30 and 60 days.

Our trade payable increased by US$914,612 or 55.3% from US$1,653,660 as of March 31, 2024 to US$2,568,272 as of March 31, 2025, which was mainly due to recent corporate events such as IPO preparation, some payables were batched and deferred. Our major raw materials include leather, fabric, and hardware. Other raw materials include edge paint.

Advance payment from customers

We receive advance payment from customers of up to 40% for new orders from certain customers. The decrease of US$291,260 or 62.8% was mainly due to fewer orders from one such customer for the period following the year end.

Accrued expenses

Our accrued expenses mainly represented accrued staff cost and benefits, professional fees, interest expenses and others. Our accrued expenses increased by US$948,799 or 276.2% from US$343,491 as of March 31, 2024 to US$1,292,291 as of March 31, 2025, which was mainly due to the increase in accrual for professional fees relating to the IPO.

Other payables

Our other payables mainly included payables for other taxes payable and provisions. Our other payables increased by US$386,309 or 7,516.8% from US$5,137 as of March 31, 2024 to US$391,446 as of March 31, 2025, which was mainly due to the increase in payables for professional fees relating to the IPO.

Lease liabilities

Our lease liabilities are related to the lease of factory. Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

Borrowings

Type	Drawn/ Maturities	Interest Rate	March 31, 2024	March 31, 2025
			US$	US$
Revolving loans	Nil (2024: June 13, 2025)	Nil (2024: 6.76% – 6.99%)	4,360,385	—
Trade financing	April 10, 2025 to July 18, 2025 (2024: April 2, 2024 to January 23, 2025)	5.70% – 6.56% (2024: 6.71% – 7.35%)	734,264	584,350
Export financing	May 15, 2025 to June 30, 2025 (2024: May 31, 2024 to January 14, 2025)	5.38% – 6.62% (2024: 6.37% – 7.59%)	2,089,465	4,504,250
Total			7,184,114	5,088,600
Borrowings, current portion			2,823,729	5,088,600
Borrowings, non-current portion			4,360,385	—
			7,184,114	5,088,600

The bank borrowings utilized by the Group are part of certain general banking facilities granted to PFL and certain related parties. The general banking facilities are secured by several corporate guarantees provided by PFL and related parties, personal guarantees provided by the ultimate beneficial shareholders, properties and share mortgages of related parties, money mortgage and fire insurance in favor of the bank.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2024	2025
	US$	US$
Cash and cash equivalents at the beginning of the year	361,471	235,348
Net cash generated from operating activities	3,138,768	2,134,565
Net cash used in investing activities	(253,614)	(581,839)
Net cash used in financing activities	(3,011,277)	(1,685,377)
Cash and cash equivalent at the end of the year	235,348	102,697

Cash generated from operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended March 31, 2025, we had net cash generated from operating activities of US$2,134,565 mainly arising from net profit from operations of US$228,954, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of US$193,626; (ii) depreciation of right-of-use assets of US$69,241; (iii) write down of inventories of US$8,879; (iv) interest expenses of US$595,421; (v) interest income from loan to related party of US$370,705; (vi) provision for expected credit loss on VAT refundable of US$71,188; and (vii) write off of VAT refundable of US$35,120. Changes in operating assets and liabilities mainly include (i) the increase in trade and other receivables of US$659,095; (ii) the decrease in inventories of US$147,511; and (iii) the increase in trade and other payables of US$ 1,958,462.

For the year ended March 31, 2024, we had net cash generated from operating activities of US$3,138,768 mainly arising from net profit from operations of US$1,297,633, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of US$198,360; (ii) depreciation of right-of-use assets of US$69,241; (iii) write down of inventories of US$65,770; (iv) interest income from loan to related party US$165,368; (v) Provision for expected credit losses – other receivables US$11,532; and (vi) interest expenses of US$421,713. Changes in operating assets and liabilities mainly include the increase in inventories of US$1,519,269; the decrease in trade and other receivables of US$112,572 and the decrease in trade and other payables of US$43,699 which was mainly due to lower volume of materials purchased before the year end.

Cash used in investing activities

For the year ended March 31, 2025, net cash used in investing activities was US$581,839 which was mainly due to payments for professional fees relating to the IPO expenses.

For the year ended March 31, 2024, net cash used in investing activities was US$253,614 of which US$230,642 was related to IPO expenses and US$22,972 was related to purchase of plant and equipment.

Net cash used in financing activities

For the year ended March 31, 2025, net cash used in financing activities of US$1,685,377 mainly consisted of net repayment of borrowings of US$ 2,095,514, payments of interests on borrowings US$578,660, and offset by repayment from related parties of US$999,610.

For the year ended March 31, 2024, net cash used in financing activities of US$3,011,277 mainly consisted of advances, loans, and repayments to related parties of US$8,893,706, offset by drawdown of borrowings of US$6,373,131.

Working Capital Sufficiency

KMV believes that, taking into consideration the financial resources presently available, including the current levels of cash and cash flows from operations, its working capital will be sufficient to meet its anticipated cash needs for at least the next twelve months from the date of this Annual Report.

Capital Expenditures

We incurred capital expenditures of US$16,710 and US$22,972, for the years ended March 31, 2025 and 2024, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

Set forth below is information concerning our directors, director appointees, and executive officers.

Name	Age	Position(s)
Mr. Duncan Miao	48	Director and chairman of the board of Directors
Mr. Ngee Woon Lim	53	Chief Executive Officer and Director
Mr. Yi Feng Kwok	35	Chief Financial Officer
Ms. Josephine Yan Yeung	43	Independent Director
Mr. Hiu Ming Eddie Leung	48	Independent Director
Dr. Man Ying Angela Yung	52	Independent Director

The following is a brief biography of each of our executive officers, directors, and director appointees:

Mr. Duncan Miao (“Mr. Miao”), our director since January 2024 and chairman of the board of directors, is primarily responsible for the day-to-day administrative and operational management of our Group, monitoring the management team of our Company and its subsidiaries, and overseeing and providing overall supervision and management of our leather goods manufacturing business. Mr. Miao graduated from Brown University with a bachelor of arts degree in economics in May 1998. Mr. Miao has around 23 years of experience in the leather goods manufacturing industry and has around four years of experience in corporate finance and private equity. From September 1998 to February 2001, Mr. Miao worked as an analyst and associate in the investment banking division in the New York office and the Hong Kong office of J.P. Morgan & Co.. Since April 2001, Mr. Miao has held various positions in Fashion Focus Manufacturing Limited, and he currently serves as its chief executive officer.

Mr. Ngee Woon Lim (“Mr. Lim”), our director and our chief executive officer,graduated from Nanyang Technological University with a bachelor of accountancy in 1995 and obtained his executive master of business administration degree from California State University, Hayward in February 2004. Mr. Lim has approximately 16 years of working experience in business operations and 15 years of working experience in finance field. From July 1995 to October 1998, Mr. Lim worked at KPMG Singapore with his last position as a senior auditor. From November 1998 to June 2001, Mr. Lim worked at I.R.E. Corporation Limited (currently known as Sapphire Corporation Limited) as a group finance manager. From December 2001 to December 2003, Mr. Lim worked at I.R.E. Corporation Limited (currently known as Sapphire Corporation Limited) as a finance consultant on contract basis. From April 2004 to March 2008, Mr. Lim worked at Pico Hong Kong Ltd. as a regional financial controller. From April 2008 to June 2011, Mr. Lim worked at Shanghai Pico Media Services Co. Ltd. as a country manager. From July 2011 to May 2013, Mr. Lim worked at Signature Enterprise (Shanghai) Co. Ltd. as a general manager. From June 2014 to April 2019, Mr. Lim worked at VMSD Pte Ltd as a chief operations officer. From May 2019 to November 2021, Mr. Lim worked at Genstar Tech Pte Ltd as a chief operating officer. From December 2021 to June 2024, Mr. Lim worked at Fashion Focus Manufacturing Limited as a chief operating officer and a chief financial officer.

Mr. Yi Feng Kwok (“Mr. Kwok”), our chief financial officer since June 2024,joined our Group since January 2024 as the finance manager and is responsible for overseeing the financial control of the Group. Mr. Kwok graduated from Oxford Brookes University with a bachelor of science in applied accounting with first class honours in March 2017. Mr. Kwok passed the level 1 examination of the Chartered Financial Analyst Institute in December 2018. Mr. Kwok was admitted as a member of the Association of Chartered Certified Accountants in October 2021. Mr. Kwok completed Python for Business Analytics at the Business School of the National University of Singapore in November 2021. Mr. Kwok has approximately 10 years of working experience in accounting, auditing and financial management. From December 2014 to May 2016, Mr. Kwok worked at Orchard Hotel Singapore as an accounts officer. From June 2017 to May 2018, Mr. Kwok worked at Audit Alliance LLP as an audit associate. From May 2018 to August 2019, Mr. Kwok worked at Genting Singapore PLC as an internal audit executive. From November 2019 to January 2022, Mr. Kwok worked at Foo Kon Tan LLP as a senior auditor. From January 2022 to January 2024, Mr. Kwok worked at Ernst & Young Singapore as an audit assistant manager. Since January 2024, Mr. Kwok has worked as a finance manager at FMF Manufacturing Co., Ltd.

Ms. Josephine Yan Yeung (“Ms. Yeung”), our independent director, the chairlady of the Audit Committee and the members of the Compensation Committee and the Nominating and of the Corporate Governance Committee, has over 20 years of experience in accounting, auditing, financial management, internal control and corporate governance. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as manager in the assurance and advisory business services department, specializing in auditing listed companies in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked at Verdant Group Limited, a China focused private investment firm based in Hong Kong with last position as group finance director. Since May 2017, she has been practicing in Noble Partners CPA Company, a certified public accountant firm in Hong Kong. From October 2017 to May 2019, Ms. Yeung was the authorized representative and company secretary of Sunlight (1977) Holdings Limited (HKEx: 08451). From April 2018 to June 2020, Ms. Yeung was the authorized representative and company secretary of Tu Yi Holding Company Limited (HKEx: 01701). From September 2019 to April 2020, she was the company secretary of Link-Asia International MedTech Group Limited (formerly known as Link-Asia International Co. Ltd.) (HKEx: 01143). Since March 2024, Ms Yeung was appointed as the Independent Director of Intelligent Group Limited (Nasdaq: INTJ) and since April 2024, Ms Yeung was appointed as the Independent Director of Neo-Concept International Group Holdings Limited (Nasdaq: NCI). Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in February 2007 and February 2012, respectively. She was admitted as a member and fellow of the Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively. She is currently a practising certified public accountant in Hong Kong.

Mr. Hiu Ming Eddie Leung (“Mr. Leung”), our independent director, graduated from the University of California, Berkeley with a bachelor of arts degree with a major in architecture in August 1999. Mr. Leung has approximately 25 years of experience in designing prestigious hospitality and residential interiors and store planning and design. Since April 2024 till now, Mr. Leung has been the head of architecture design at Lane Crawford. Mr. Leung found Twenty Twenty Design Works Ltd in August 2023. From October 2009 to April 2023, Mr. Leung worked at Gucci with his last position as the director of store planning and facilities of Greater China.

Dr. Man Ying Angela Yung (“Dr. Yung”), our independent director, graduated from Boston University with a bachelor of arts in biology with a specialty in marine science in January 1996. She then graduated from University of Glasgow School of Veterinary Medicine with a bachelor of veterinary medicine and surgery in July 2001. Dr. Yung served as a vet surgeon at Stracham Tyson Hamilton Veterinary Clinic from August 2001 to August 2004. From September 2004 to June 2005, Dr. Yung served as a vet surgeon at East Island Animal Hospital. Since September 2005 till now, Dr. Yung has been a director and a vet surgeon at Tin Hau Pet Hospital.

Family Relationships

There is no family relationship among any of our executive officers or directors.

Employment Agreements and Indemnification Agreements

We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with or board resolutions of our Company, if any. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as serious or repeated breach or non-observance or material breach of his obligations, any act of negligence, fraud or dishonesty or conviction of arrestable criminal offence. We may also terminate an executive officer’s employment without cause upon thirty days’ advance written notice. The executive officer may resign in accordance with the Memorandum and Articles.

Each executive officer has agreed to hold, at all times during and after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information.

In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) approach our suppliers, clients, customers or contacts or other persons or entities introduced to the executive officer in his or her capacity as a representative of us for the purpose of doing business with such persons or entities that will harm our business relationships with these persons or entities; (ii) assume employment with or provide services to any of our competitors, or engage, whether as principal, partner, licensor or otherwise, any of our competitors, without our express consent; or (iii) seek directly or indirectly, to solicit the services of any of our employees.

We have also entered into agreements with all directors whose service will begin upon the effectiveness of the registration statement of which this Annual Report forms a part. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board of directors and of the committees of which he or she may become a member as regularly or specially called, and will agree to serve as a director and will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with or board resolutions of our Company, if any. The directors’ services will be compensated by cash under the agreement in an amount determined by the board of director.

We have entered into indemnification agreements with each of our executive directors and executive officers. Under these agreements, we agree to indemnify them against certain liabilities and expenses that they incur in connection with claims made by reason of their being a director or officer of our Company. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

B.	Compensation

For the year ended March 31, 2025, we paid an aggregate of US$242,200 in cash (including salaries and retirement benefits scheme contribution) to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our Cambodia subsidiary is not required to make any monthly contributions to the National Social Security Fund in Cambodia.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2025, we had no outstanding equity awards.

C.	Board Practice

Board of Directors

Our board of directors consists of five directors, comprising two executive directors and three independent directors. A director is not required to hold any shares in our Company to qualify to serve as a director. Subject to making appropriate disclosures to the board of directors in accordance with our post-offering Memorandum and Articles of Association, a director may vote and be counted in the quorum for the meeting relating to any contract, proposed contract, or arrangement in which he or she is interested, in voting in respect of any such matter, such director should take into account his or her director’s duties. Our board of directors may exercise all the powers of the company to borrow money, mortgage its business, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of the company or of any third party.

Committees of the Board of Directors

We have established three committees: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of the three committees, which charters will be effective upon listing on the Nasdaq Capital Market. Each committee’s members and functions are described below.

Audit Committee

Our audit committee consists of Ms. Yeung, Mr. Leung, and Dr. Yung and is chaired by Ms. Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Yeung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

Compensation Committee

Our compensation committee consists of Mr. Leung, Dr. Yung, and Ms. Yeung and is chaired by Mr. Leung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules. The compensation committee assists the board of directors in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which their compensation is deliberated upon. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board of directors for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board of directors for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or other similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Dr. Yung, Ms. Yeung, and Mr. Leung and is chaired by Dr. Yung. We have determined that each of these directors satisfies the “independence” requirements of the Nasdaq listing rules.

The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board of directors and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	recommending nominees to the board of directors for election or re-election to the board of directors, or for appointment to fill any vacancy on the board of directors;

●	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, knowledge, skills, experience, expertise, diversity and availability of service to us;

●	selecting and recommending to the board of directors the names of directors to serve as members of the audit committee and the compensation committee, as well as of the nominating and corporate governance committee itself;

●	developing and reviewing the corporate governance principles adopted by the board of directors and advising the board of directors with respect to significant developments in the law and practice of corporate governance and our compliance with such laws and practices; and

●	evaluating the performance and effectiveness of the board of directors as a whole.

Duties of Directors

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Terms of Directors and Executive Officers

Each of our director holds office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with our Company or the Articles, if any. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Board Diversity

We seek to achieve board diversity through the consideration of a number of factors when selecting the candidates to our board of directors, including but not limited to gender, skills, age, professional experience, knowledge, cultural, education background, ethnicity, and length of service. The ultimate decision of the appointment will be based on merit and the contribution which the selected candidates will bring to our board of directors.

Our directors have a balanced mix of knowledge and skills. We will have three independent directors with different industry backgrounds, representing a majority of the members of our board of directors. We will also achieve gender diversity by having two female directors out of the total of five directors (including independent directors). Our board of directors is well balanced and diversified in alignment with the business development and strategy of our Company and its subsidiaries.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth information with respect to the beneficial ownership of our Shares as of the date of this annual report, by:

●	each person or entity known by us to own beneficially more than 5% of our outstanding Shares;

●	each of our directors, executive officers, and director nominees; and

●	all of our executive officers, directors, and director nominees as a group.

Beneficial ownership of our Shares is determined in accordance with the SEC rules. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or to direct the voting of the security, or investment power, which includes the power to dispose of or to direct the disposition of the security. We do not have any options or warrants that are outstanding. Except where otherwise indicated, we believe, based on information furnished to us by such owners, that the beneficial owners of the Shares listed below have sole investment and voting power with respect to such shares.

Upon the closing of the IPO, none of our shareholders have different voting rights from other shareholders. To the best of our knowledge, we are not owned or controlled, directly or indirectly, by any another corporation or by any foreign government. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary Shares	Approximate percentage of Voting power
	Class A	Class B
Shareholder:
DMD Venture Limited(1)	6,560,000	3,000,000	52.24%	88.39%
Mr. Tai Wai David Miao(2)	3,608,000	1,650,000	28.73%	48.62%
Mr. Duncan Miao(3)	2,952,000	1,350,000	23.51%	39.78%

(1)	DMD Venture Limited, a company incorporated in the BVI with limited liability, owns 52.24% of the issued Shares of the Company as at the date of this annual report
(2)	Mr. Tai Wai David Miao owns 55% of the issued shares of DMD Venture Limited, the Controlling Shareholder. Mr. Tai Wai David Miao is Mr. Duncan Miao’s father.
(3)	Mr. Duncan Miao, the chairman of the board of Directors and a Director of the Company, owns 45% of the issued shares of DMD Venture Limited, the Controlling Shareholder. Mr. Duncan Miao is Mr. Tai Wai David Miao’s son.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended March 31, 2025, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

During the last three years and up to the date of this annual report, we have engaged in the following transactions with our directors, executive officers, or holders of more than 5% of our outstanding share capital and their affiliates, which we refer to as our related parties:

Policies and Procedures for Related Party Transactions

Our board of directors will create an audit committee in connection with this offering which will be tasked with review and approval of all related party transactions.

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our operating subsidiary’s experience in the business sector in which it operates and the terms of its transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred. The following is a description of material transactions, or series of related material transactions, to which we were or will be a party and in which the other parties included or will include our directors, director nominees, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of any of the foregoing persons.

List of Related Parties

Name of related parties	Relationship with the Company
Fashion Focus Manufacturing Ltd	Under common control by the ultimate beneficial shareholders of the Company
Merit Focus Ltd	Under common control by the ultimate beneficial shareholders of the Company

Amounts Due From (To) Related Parties

As of March 31, 2023, 2024, 2025 and up to the date of this annual report, amounts due from/(to) related parties consisted of the following:

		Maximum	As of March 31,
Due from/(to) related parties	Nature	exposures	2023	2024	2025
			US$	US$	US$
Fashion Focus Manufacturing Ltd	Non trade and loan	3,000,000	(3,004,582)	2,108,288	1,053,708
Merit Focus Ltd	Loan	7,571,157	—	3,946,204	4,291,215
Total			(3,004,582)	6,054,492	5,344,923

Amounts due from and (to) related parties are non-interest bearing and repayable on demand. Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

Transactions with Related Parties

Related party transactions during the three years ended March 31, 2023, 2024 and 2025 and up to the date of this annual report.

		For the years ended March 31,
Due to related parties	Nature	2023	2024	2025
		US$	US$	US$
Fashion Focus Manufacturing Ltd	Management fee charged from	215,544	223,548	274,987
Fashion Focus Manufacturing Ltd	Director’s remuneration charged from	114,000	114,000	242,200
Fashion Focus Manufacturing Ltd	Interest expense recharge to	(13,883)	(2,625)	(39,418)
Merit Focus Ltd	Interest expense recharge to	—	(162,743)	(331,287)
Total		315,661	172,180	146,482

Employment Agreements

See “Management — Employment Agreements and Indemnification Agreements” for more information.

Share Incentive Plan

Not applicable.

C. Interests of Experts and Counsel

Not applicable.

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this Annual Report.

Legal Proceedings

See “Item 4. Information on the Company-B. Business Overview-Legal Proceedings.”

Dividend Policy

Subject to the BVI Act and our memorandum and articles of association, our board of directors may authorize and declare a dividend to shareholders at such time and of such an amount as they think fit if they are satisfied, on reasonable grounds, that immediately following the dividend the value of our assets will exceed our liabilities and we will be able to pay our debts as they become due. There is no further BVI statutory restriction on the amount of funds which may be distributed by us by dividend.

No dividend was approved and declared during the year ended March 31, 2024 and 2025.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report and below, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

On June 24, 2025, the Company entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment underwritten public offering (the “Offering”) an aggregate of 2,000,000 ordinary shares of the Company’s Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”), at a price of US$3.72 per Class A Ordinary Share (93.00% of the per Firm Share public offering price).

On June 26, 2025, the Company completed its initial public offering of 2,000,000 Class A ordinary shares at a public offering price of US$4.00 per share. The Class A Ordinary Shares began trading on the Nasdaq Capital Market on June 25, 2025, under the symbol “FMFC.”

On July 16, 2025, the Underwriter exercised its over-allotment option in full to purchase an additional 300,000 Class A ordinary shares at the public offering price of US$4.00 per share, resulting in additional gross proceeds of US$1.2 million, before deducting underwriting discounts and other related expenses. After giving effect to the full exercise of the over-allotment option, the total number of Class A ordinary shares sold by the Company in the IPO has increased to 2,300,000 Class A ordinary shares and the gross proceeds increased to US$9.2 million, before deducting underwriting discounts and other related expenses. The closing date of the over-allotment option was July 16, 2025.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FMFC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FMFC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A. Share Capital

As of the date of this annual report, we are authorized to issue 18,300,000 ordinary shares with a par value of US$0.00001 each comprising (a) 15,300,000 Class A Shares with a par value of US$0.00001 each; and (b) 3,000,000 Class B Shares with a par value US$0.00001 each. As of March 31, 2025, there were 13,000,000 Class A Shares and 3,000,000 Class B Shares issued and outstanding.

We issue 2,000,000 Class A Shares in the IPO. Upon completion of the IPO, we have 15,000,000 Class A Shares and 3,000,000 Class B Shares issued and outstanding. All of our Shares issued and outstanding prior to the completion of the offering are fully paid, and all of our Class A Shares to be issued in the IPO were issued as fully paid.

On July 16, 2025, the Underwriters exercised its over-allotment option in full to purchase an additional 300,000 Class A Shares. As at the date of this annual report, there were 13,300,000 Class A Shares and 3,000,000 Class B Shares issued and outstanding.

B. Memorandum and Articles of Association

We are a Cayman Islands exempted company and our affairs are governed by our memorandum and articles of association, as amended from time to time, and the Companies Act (As Revised) of the Cayman Islands, which we refer to as the Companies Act below, and the common law of Cayman Islands.

Our Amended and Restated Memorandum and Articles of Association

We have adopted the current amended and restated articles of association on October 23, 2024, which became effected upon completion of the IPO from June 26, 2025. The following are summaries of material provisions of the Memorandum and Articles and of the Companies Act, insofar as they relate to the material terms of our shares.

Objects of Our Company. Under our Memorandum and Articles, the objects of our Company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our Ordinary Shares are issued in registered form and are issued when registered in our register of members. We may not issue shares to bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Holders of our Class A Ordinary shares and Class B Ordinary Shares will have the same rights except for voting and conversion rights. The Class A Ordinary Shares and the Class B Ordinary Shares carry equal rights and rank pari passu with one another, including the rights to dividends and other capital distributions.

Conversion Rights. Each Class B Ordinary Share is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. Upon any direct or indirect sale, transfer, assignment or disposition of Class B Ordinary Shares or the transfer or assignment of the voting power attached to such number of Class B Ordinary Shares through voting proxy or otherwise by a holder thereof to any person or entity which is neither ultimately controlled by the Founder (as defined in our Memorandum and Articles) nor another holder of Class B Ordinary Shares or an Affiliate (as defined in our Memorandum and Articles) of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares. Upon any direct or indirect sale, transfer, assignment or disposition of a majority of the issued and outstanding voting securities of, or the transfer or assignment of the voting power attached to such voting securities through voting proxy or otherwise, or the sale, transfer, assignment or disposition of all or substantially all of the assets of, a holder of Class B Ordinary Shares that is an entity to any person or entity which is neither ultimately controlled by the Founder nor another holder of Class B Ordinary Shares or an Affiliate of such another holder, all Class B Ordinary Shares held by a holder thereof shall be automatically and immediately converted into an equal number of Class A Ordinary Shares.

Listing

Listing. We have been approved to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “FMFC” provided that we pay the balance of our entry fee and show that we will have 300 round-lot shareholders prior to our first day of trading.

The Transfer Agent and Registrar. The transfer agent and registrar for the Ordinary Shares is VStock Transfer, LLC, at 18 Lafayette Place, Woodmere, NY 11598.

Dividends. The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles provide that dividends may be declared and paid out of profits of our Company, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed, or not in the same amount. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

Voting Rights. Voting at any meeting of shareholders is by poll save that the chairman of the meeting of shareholders may, in good faith, allow a resolution which relates purely to a procedural or administrative matter to be voted on by a show of hands. Notwithstanding the foregoing, a poll may be demanded by at least one shareholder. At each meeting of shareholders, each shareholder who is present in person or by proxy (or, in the case of a shareholder being a corporation, by its duly authorized representative) will have one vote for each Class A Ordinary Share and twenty votes for each Class B Ordinary Share held by the relevant shareholder. Save for such matters that require approval by a class of shareholders, holders of Class A Ordinary Shares and holders of Class B Ordinary Shares shall vote together as a single class, on all matters that require shareholders’ approval.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the Ordinary Shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the issued and outstanding Ordinary Shares at a meeting. A special resolution will be required for important matters such as a change of name, making changes to our Memorandum and Articles, a reduction of our share capital and the winding up of our Company. Our shareholders may, among other things, divide or combine their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings. Our Memorandum and Articles provide that we may in each year hold a general meeting as its annual general meeting. The annual general meeting of the Company may be held at such time and place as the chairman of our Company (if there is one) or any two directors or any director and the secretary or our board of directors shall appoint. Shareholders may participate in any general meeting by such telephonic, electronic or other communication facilities or means as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

Shareholders’ general meetings may be convened by the chairman of our Company, any two directors or any director and the secretary of our Company or our board of directors. Advance notice of at least five days is required for the convening of our annual general shareholders’ meeting (if any) and any other general meeting of our shareholders. A general meeting shall, notwithstanding that it is called on shorter notice than that specified in our Memorandum and Articles, be deemed to have been properly called if it is so agreed by (i) all the shareholders entitled to attend and vote thereat in the case of an annual general meeting; and (ii) in the case of an extraordinary general meeting, by seventy-five percent of the shareholders entitled to attend and vote thereat. A quorum required for any general meeting of shareholders consists of two or more persons present in person and representing in person or by proxy in excess of 50% of the total voting rights in our Company present throughout the meeting.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting.

Transfer of Ordinary Shares. Subject to the restrictions set out below, any of our shareholders may transfer all or any of his or her Ordinary Shares by an instrument of transfer in the usual or common form or in a form prescribed by Nasdaq or in any other form approved by our board of directors. Notwithstanding the foregoing, Ordinary Shares may also be transferred in accordance with the applicable rules and regulations of Nasdaq.

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or is issued under any share incentive scheme for employees upon which a restriction on transfer still subsists or on which we have a lien. Our board of directors may also decline to register any transfer of any Ordinary Share unless:

●	a fee of such maximum sum as the Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof;

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Ordinary Shares;

●	the instrument of transfer is properly stamped, if required; and

●	in the case of a transfer to joint holders, the number of joint holders to whom the Ordinary Share is to be transferred does not exceed four.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

Each Class B Ordinary Share is convertible into a Class A Ordinary Share at any time by the holder thereof. Our Class B Ordinary Shares will be mandatorily convertible into Class A Ordinary Shares upon a transfer, assignment or disposal thereof under such circumstances as specified in our Memorandum and Articles.

The registration of transfers may, after compliance with any notice required in accordance with the rules of the Nasdaq, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. Subject to the Companies Act, our Company may be voluntarily wound-up by a special resolution. If our Company shall be wound up, the liquidator may, with the sanction of a special resolution, divide amongst the shareholders in specie or in kind the whole or any part of the assets of our Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between our shareholders or different classes of shareholders.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid (whether in respect of nominal value or premium) on their shares. If a call is not paid on or before the day appointed for payment thereof, the shareholder may at the discretion of our board of directors be liable to pay our Company interest on the amount of such call at such rate as our board of directors may determine, from the date when such call was payable up to the actual date of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. Subject to the Companies Act, we may issue shares which are to be redeemed or are liable to be redeemed at the option of our Company or a shareholder and may make payments in respect of such redemption in accordance with the Companies Act. Our Company is authorized to purchase any share in our Company (including a redeemable share) by agreement with the holder and may make payments in respect of such purchase in accordance with the Companies Act. Our board of directors is authorized to determine the manner or any of the terms of any redemption or purchase. Under the Companies Act, the redemption or repurchase of any share may be paid out of our Company’s profits, share premium or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our Company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding or (c) if the company has commenced liquidation. In addition, our Company may accept the surrender of any fully paid share for no consideration unless, as a result of the surrender, there would no longer be any issued shares of our Company other than shares held as treasury shares.

Variations of Rights of Shares. If, at any time, our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not our Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. The rights conferred upon the holders of the shares of any class or series issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class or series, be deemed to be varied by the creation or issue of further shares ranking pari passu therewith. Under our Memorandum and Articles, only the chairman of our Company or a majority of our board of directors may convene a class meeting of holders of a particular class of shares of our Company.

Issuance of Additional Shares. Our Memorandum and Articles authorizes our board of directors to issue any unissued shares on such terms and conditions as it may determine and any shares or class of shares (including the issue or grant of options, warrants and other rights, renounceable or otherwise in respect of shares) may be issued with such preferred, deferred or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, provided that no share shall be issued at a discount except in accordance with the Companies Act.

Inspection of Books and Records. Holders of our Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, our Memorandum and Articles have provisions that provide our shareholders the right to inspect our register of shareholders without charge or for a nominal charge. See “Where You Can Find Additional Information.” for more information.

Anti-Takeover Provisions. Some provisions of our Memorandum and Articles may discourage, delay or prevent a change of control of our Company or management that shareholders may consider favorable, including:

●	provisions that authorize our board of directors to issue any unissued shares on such terms and conditions as it may determine, including Class B Ordinary Shares which carry super-voting rights without any further vote or action by our shareholders; and

●	the inability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Memorandum and Articles for a proper purpose and for what they believe in good faith to be in the best interests of our Company.

Exempted Company. We are an exempted company with limited liability under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

●	does not have to file an annual return of its shareholders with the Registrar of Companies;

●	is not required to open its register of members for inspection;

●	does not have to hold an annual general meeting;

●	may issue negotiable or bearer shares or shares with no par value;

●	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as an exempted limited duration company; and

●	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Differences in Corporate Law

The Companies Act is derived, to a large extent, from the older Companies Acts of England but does not follow recent English statutory enactments and accordingly there are significant differences between the Companies Act and the current Companies Act of England. In addition, the Companies Act differs from laws applicable to U.S. corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Act applicable to us and the laws applicable to companies incorporated in the United States and their shareholders.

Mergers and Similar Arrangements. The Companies Act permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies of the Cayman Islands together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose, a company is a “parent” of a subsidiary if it holds issued shares that together represent at least ninety percent (90%) of the votes at a general meeting of the subsidiary.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Save in certain limited circumstances, a shareholder of a Cayman constituent company who dissents from the merger or consolidation is entitled to payment of the fair value of his shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) upon dissenting to the merger or consolidation, provided the dissenting shareholder complies strictly with the procedures set out in the Companies Act. The exercise of dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

Separate from the statutory provisions relating to mergers and consolidations, the Companies Act also contains statutory provisions that facilitate the reconstruction and amalgamation of companies by way of schemes of arrangement, provided that the arrangement is approved by, in the case of a scheme of arrangement with members or class of members, seventy-five per cent in value of the members or class of members, as the case may be, with whom the arrangement is to be made and in the case of a scheme of arrangement with creditors, a majority in number of the creditors or class of creditors, as the case may be, with whom the arrangement is to be made, and who must in addition represent seventy-five per cent in value of the creditors or each such class of creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

●	the statutory provisions as to the required majority vote have been met;

●	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

●	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

●	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Act.

The Companies Act also contains a statutory power of compulsory acquisition which may facilitate the “squeeze out” of a dissentient minority shareholder upon a tender offer. When a tender offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares to the offeror on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction by way of scheme of arrangement is thus approved and sanctioned, or if a tender offer is made and accepted, in accordance with the foregoing statutory procedures, a dissenting shareholder would have no rights comparable to appraisal rights, save that objectors to a takeover offer may apply to the Grand Court of the Cayman Islands for various orders that the Grand Court of the Cayman Islands has a broad discretion to make, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

The Companies Act also contains statutory provisions which provide that a company may present a petition to the Grand Court of the Cayman Islands for the appointment of a restructuring officer on the grounds that the company (a) is or is likely to become unable to pay its debts within the meaning of section 93 of the Companies Act; and (b) intends to present a compromise or arrangement to its creditors (or classes thereof) either, pursuant to the Companies Act, the law of a foreign country or by way of a consensual restructuring. The petition may be presented by a company acting by its directors, without a resolution of its members or an express power in its articles of association. On hearing such a petition, the Cayman Islands court may, among other things, make an order appointing a restructuring officer or make any other order as the court thinks fit.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge actions where:

●	a company acts or proposes to act illegally or ultra vires;

●	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

●	those who control the company are perpetrating a “fraud on the minority.”

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our Memorandum and Articles provide that that we shall indemnify, among others, our directors, secretary of our Company and other officers acting in relation to any of the affairs of our Company or any subsidiary thereof against all actions, costs, charges, losses, damages and expenses which they or any of them shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, provided that such indemnification shall not extend to any matter in respect of any fraud or dishonesty in relation to our Company which may attach to any of the indemnified persons. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation.

In addition, we have entered into indemnification agreements with our directors and executive officers that provide such persons with additional indemnification beyond that provided in our Memorandum and Articles.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act in good faith in the best interests of the company, a duty not to make a personal profit based on his position as director (unless the company permits him to do so), a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party and a duty to exercise powers for the purpose for which such powers were intended. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law permits us to eliminate the right of shareholders to act by written consent and our Articles provide that any action required or permitted to be taken at any general meetings may be taken upon the vote of shareholders at a general meeting duly noticed and convened in accordance with our Articles and may not be taken by written consent of the shareholders without a meeting.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Act does not provide shareholders with any right to requisition a general meeting or to put any proposal before a general meeting. Our Memorandum and Articles also do not provide our shareholders with any right to requisite any general meeting nor to put proposals before annual general meetings or extraordinary general meetings. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our Articles do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our Articles, subject to certain restrictions as contained therein, directors may be removed with or without cause, by an ordinary resolution of our shareholders. An appointment of a director may be on terms that the director shall automatically retire from office (unless he has sooner vacated office) at the next or a subsequent annual general meeting or upon any specified event or after any specified period in a written agreement between the company and the director, if any; but no such term shall be implied in the absence of express provision. Under our Memorandum and Articles, a director’s office shall be vacated if the director (i) is removed from office pursuant to the laws of the Cayman Islands or our Memorandum and Articles; (ii) dies or becomes bankrupt, or makes any arrangement or composition with his creditors generally; (iii) is or becomes of unsound mind or an order for his detention is made under the Mental Health Act of the Cayman Islands or any analogous law of a jurisdiction outside the Cayman Islands, or dies; (iv) resigns his office by notice to our Company; (v) without special leave of absence from our board of directors, is absent from three consecutive meetings of the board and the board resolves that his office be vacated; or (vi) is prohibited by law from being a director.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our Articles, if our share capital is divided into more than one class of shares, the rights attached to any such class may only be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of the class at which meeting the necessary quorum shall be two persons at least holding or representing by proxy one-third of the issued shares of the class. Under our Memorandum and Articles, only the chairman of our Company or a majority of our board of directors may convene a class meeting of holders of a particular class of shares of our Company.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under Cayman Islands law, our Memorandum and Articles may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our Memorandum and Articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our Memorandum and Articles governing the ownership threshold above which shareholder ownership must be disclosed.

Data Protection Act (As Revised) of the Cayman Islands

Cayman Islands Data Protection Laws

We have certain duties under the Data Protection Act (as revised) of the Cayman Islands (the “DPA”), based on internationally accepted principles of data privacy.

Privacy Notice

This privacy notice puts our shareholders on notice that through your investment into us you will provide us with certain personal information which constitutes personal data within the meaning of the DPA, or personal data.

Investor Data

We will collect, use, disclose, retain and secure personal data to the extent reasonably required only and within the parameters that could be reasonably expected during the normal course of business. We will only process, disclose, transfer or retain personal data to the extent legitimately required to conduct our activities of on an ongoing basis or to comply with legal and regulatory obligations to which we are subject. We will only transfer personal data in accordance with the requirements of the DPA, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction or damage to the personal data.

In our use of this personal data, we will be characterized as a “data controller” for the purposes of the DPA, while our affiliates and service providers who may receive this personal data from us in the conduct of our activities may either act as our “data processors” for the purposes of the DPA or may process personal information for their own lawful purposes in connection with services provided to us.

We may also obtain personal data from other public sources. Personal data includes, without limitation, the following information relating to a shareholder and/or any individuals connected with a shareholder as an investor: name, residential address, email address, contact details, corporate contact information, signature, nationality, place of birth, date of birth, tax identification, credit history, correspondence records, passport number, bank account details, source of funds details and details relating to the shareholder’s investment activity.

Who this Affects

If you are a natural person, this will affect you directly. If you are a corporate shareholder (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation your investment in us, this will be relevant for those individuals and you should transit the content of this privacy notice to such individuals or otherwise advise them of its content.

How We May Use a Shareholder’s Personal Data

We may, as the data controller, collect, store and use personal data for lawful purposes, including, in particular: (i) where this is necessary for the performance of our rights and obligations under any agreements; (ii) where this is necessary for compliance with a legal and regulatory obligation to which we are or may be subject (such as compliance with anti-money laundering and FATCA/CRS requirements); and/or (iii) where this is necessary for the purposes of our legitimate interests and such interests are not overridden by your interests, fundamental rights or freedoms.

Should we wish to use personal data for other specific purposes (including, if applicable, any purpose that requires your consent), we will contact you.

Why We May Transfer Your Personal Data

In certain circumstances we may be legally obliged to share personal data and other information with respect to your shareholding with the relevant regulatory authorities such as the Cayman Islands Monetary Authority or the Tax Information Authority. They, in turn, may exchange this information with foreign authorities, including tax authorities.

We anticipate disclosing personal data to persons who provide services to us and their respective affiliates (which may include certain entities located outside the US, the Cayman Islands or the European Economic Area), who will process your personal data on our behalf.

The Data Protection Measures We Take

Any transfer of personal data by us or our duly authorized affiliates and/or delegates outside of the Cayman Islands shall be in accordance with the requirements of the DPA.

We and our duly authorized affiliates and/or delegates shall apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of personal data, and against accidental loss or destruction of, or damage to, personal data.

We shall notify you of any personal data breach that is reasonably likely to result in a risk to your interests, fundamental rights or freedoms or those data subjects to whom the relevant personal data relates.

Contacting the Company

For further information on the collection, use, disclosure, transfer or processing of your personal data or the exercise of any of the rights listed above, please contact us through our website at www.kandalmv.com or through email at enquiry@fmfco.com.kh.

C. Material Contracts

Material contracts other than in the ordinary course of business are described in Item 4 and Item 7 or elsewhere in this annual report.

D. Exchange Controls

The Cayman Islands currently has no exchange control regulations or currency restrictions.

E. Taxation

The following description is not intended to constitute a complete analysis of all tax considerations relating to the acquisition, ownership, and disposition of our Class A Shares. You should consult your own tax advisor concerning the tax considerations of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign, or other taxing jurisdiction.

Material U.S. Federal Income Tax Considerations for U.S. Holders

The following discussion is a summary of U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of the ownership and disposition of our Class A Ordinary Shares. This summary applies only to U.S. Holders that hold our Class A Ordinary Shares as capital assets (generally, property held for investment) and that have the U.S. dollar as their functional currency. This summary is based on U.S. tax laws in effect as of the date of this Annual Report, on U.S. Treasury regulations in effect or, in some cases, proposed as of the date of this Annual Report, and judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which could apply retroactively and could affect the tax consequences described below. No ruling has been sought from the Internal Revenue Service (the “IRS”) with respect to any U.S. federal income tax considerations described below, and there can be no assurance that the IRS or a court will not take a contrary position. Moreover, this summary does not address the U.S. federal estate, gift, backup withholding, and alternative minimum tax considerations, or any state, local, and non-U.S. tax considerations, relating to the ownership and disposition of our Class A Ordinary Shares. The following summary does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances or to persons in special tax situations such as:

●	financial institutions or financial services entities;

●	underwriters;

●	insurance companies;

●	pension plans;

●	cooperatives;

●	regulated investment companies;

●	real estate investment trusts;

●	grantor trusts;

●	broker-dealers;

●	traders that elect to use a mark-to-market method of accounting;

●	governments or agencies or instrumentalities thereof;

●	certain former U.S. citizens or long-term residents;

●	tax-exempt entities (including private foundations);

●	persons liable for alternative minimum tax;

●	persons holding stock as part of a straddle, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies;

●	controlled foreign corporations;

●	the Company’s officers or directors;

●	holders who are not U.S. Holders;

●	persons that actually or constructively own 5% or more of the total combined voting power of all classes of our voting stock; or

●	partnerships or other entities taxable as partnerships for U.S. federal income tax purposes, or persons holding Class A Ordinary Shares through such entities.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions, or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and their partners are urged to consult their tax advisors regarding an investment in our Class A Ordinary Shares.

PERSONS CONSIDERING AN INVESTMENT IN OUR CLASS A ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES APPLICABLE TO THEM RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR CLASS A ORDINARY SHARES INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE AND LOCAL TAX LAWS AND NON-U.S. TAX LAWS.

Taxation of Dividends and Other Distributions on Our Class A Ordinary Shares

As discussed under “Dividend Policy” above, we do not anticipate that any dividends will be paid in the foreseeable future. Subject to the PFIC rules discussed below, a U.S. Holder generally will be required to include in gross income, in accordance with such U.S. Holder’s method of accounting for United States federal income tax purposes, as dividends the amount of any distribution paid on the Class A Ordinary Shares to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined under United States federal income tax principles). Such dividends paid by us will be taxable to a corporate U.S. Holder as dividend income and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations. Dividends received by certain non-corporate U.S. Holders (including individuals) may be “qualified dividend income,” which is taxed at the lower capital gains rate, provided that our Class A Ordinary Shares are readily tradable on an established securities market in the United States and the U.S. Holder satisfies certain holding periods and other requirements. In this regard, Class A Ordinary Shares generally are considered to be readily tradable on an established securities market in the United States if they are listed on Nasdaq, as our Class A Ordinary Shares are expected to be.

Distributions in excess of such earnings and profits generally will be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. In the event that we do not maintain calculations of our earnings and profits under United States federal income tax principles, a U.S. Holder should expect that all cash distributions will be reported as dividends for United States federal income tax purposes. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to our Class A Ordinary Shares.

Dividends will generally be treated as income from foreign sources for U.S. foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s individual facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit not in excess of any applicable treaty rate in respect of any foreign withholding taxes imposed on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex and their outcome depends in large part on the U.S. Holder’s individual facts and circumstances. Accordingly, U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Taxation of Sale or Other Disposition of Class A Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other disposition of Class A Ordinary Shares in an amount equal to the difference between the amount realized upon the disposition and the U.S. Holder’s adjusted tax basis in such Class A Ordinary Shares. Any capital gain or loss will be long term if the Class A Ordinary Shares have been held for more than one year and will generally be U.S.-source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are currently eligible for reduced rates of taxation. The deductibility of a capital loss may be subject to limitations. U.S. Holders are urged to consult their tax advisors regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as our company, will be classified as a PFIC, for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year is attributable to assets that produce or are held for the production of passive income. For this purpose, cash and cash equivalents are categorized as passive assets and the company’s goodwill and other unbooked intangibles are taken into account as non-passive assets. Passive income generally includes, among other things, dividends, interest, rents, royalties, and gains from the disposition of passive assets. We will be treated as owning a proportionate share of the assets and earning a proportionate share of the income of any other corporation in which we own, directly or indirectly, more than 25% (by value) of the stock.

Based on the nature of our business and our financial statements, we do not expect to be a PFIC for our current taxable year, however, no assurance can be given as to whether we may be or may become a PFIC, as this is a factual determination made annually that will depend, in part, upon the composition of our income and assets. Furthermore, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in the IPO. Under circumstances where our revenue from activities that produce passive income significantly increase relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase. In addition, because there are uncertainties in the application of the relevant rules, it is possible that the IRS may challenge our classification of certain income and assets as non-passive or our valuation of our tangible and intangible assets, each of which may result in our becoming a PFIC for the current or subsequent taxable years. If we were classified as a PFIC for any year during which a U.S. Holder held our Class A Ordinary Shares, we generally would continue to be treated as a PFIC for all succeeding years during which such U.S. Holder held our Class A Ordinary Shares even if we cease to be a PFIC in subsequent years, unless certain elections are made. Our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules that have a penalizing effect, regardless of whether we remain a PFIC, on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125 percent of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition of Class A Ordinary Shares. Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	the amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are classified as a PFIC (each, a “pre-PFIC year”), will be taxable as ordinary income; the amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect for individuals or corporations, as appropriate, for that year; and

●	an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each prior taxable year, other than a pre-PFIC year, of the U.S. Holder.

If we are treated as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, or if any of our subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of any lower-tier PFICs for purposes of the application of these rules. U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to any of our subsidiaries.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that such stock is “regularly traded” within the meaning of applicable U.S. Treasury regulations. If our Class A Ordinary Shares qualify as being regularly traded, and an election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over the adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the Class A Ordinary Shares over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our Class A Ordinary Shares in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss, but such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election.

Because a mark-to-market election cannot be made for any lower-tier PFICs that we may own, a U.S. Holder may continue to be subject to the PFIC rules with respect to such U.S. Holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes.

Furthermore, as an alternative to the foregoing rules, a U.S. Holder that owns stock of a PFIC generally may make a “qualified electing fund” election regarding such corporation to elect out of the PFIC rules described above regarding excess distributions and recognized gains. However, we do not intend to provide information necessary for U.S. Holders to make qualified electing fund elections which, if available, would result in tax treatment different from the general tax treatment for PFICs described above.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, the U.S. Holder must generally file an annual IRS Form 8621 and provide such other information as may be required by the U.S. Treasury Department, whether or not a mark-to-market election is or has been made. If we are or become a PFIC, you should consult your tax advisor regarding any reporting requirements that may apply to you.

You should consult your tax advisors regarding how the PFIC rules apply to your investment in our Class A Ordinary Shares.

Information Reporting and Backup Withholding

Certain U.S. Holders are required to report information to the IRS relating to an interest in “specified foreign financial assets,” including shares issued by a non-United States corporation, for any year in which the aggregate value of all specified foreign financial assets exceeds $50,000 (or a higher dollar amount prescribed by the IRS), subject to certain exceptions (including an exception for shares held in custodial accounts maintained with a U.S. financial institution). These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so.

In addition, dividend payments with respect to our Class A Ordinary Shares and proceeds from the sale, exchange or redemption of our Class A Ordinary Shares may be subject to additional information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on IRS Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on IRS Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS and furnishing any required information. We do not intend to withhold taxes for individual Shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR CLASS A ORDINARY SHARES, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO IT OF AN INVESTMENT IN OUR CLASS A ORDINARY SHARES IN LIGHT OF THE INVESTOR’S OWN CIRCUMSTANCES.

Prospective investors should consult their professional advisers on the possible tax consequences of buying, holding or selling any Ordinary Shares under the laws of their country of citizenship, residence or domicile.

The following is a discussion on certain Cayman Islands, BVI, Hong Kong and Cambodia income tax consequences of an investment in the Class A Ordinary Shares. The discussion is a general summary of present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands, BVI, Hong Kong and Cambodia laws.

Cayman Islands Taxation

The Cayman Islands currently levy no taxes on individuals or corporations based upon profits, income, gains or appreciations and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to our Company levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands and/or related to real estate in the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our Company. There are no exchange control regulations or currency restrictions in effect in the Cayman Islands.

In addition, pursuant to section 6 of the Tax Concessions Act of the Cayman Islands, our Company has obtained an undertaking from the Governor-in-Cabinet:

(1) that no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to the Company or its operations; and

(2) that the aforesaid tax or any tax in the nature of estate duty or inheritance tax shall not be payable on or in respect of the shares, debentures or other obligations of the Company or by way of withholding in whole or in part of any relevant payment as defined in the Tax Concession Act.

The undertaking for our Company is valid for a period of twenty years from January 30, 2024.

BVI Taxation

We are not liable to pay any form of taxation in the BVI and all dividends, interests, rents, royalties, compensations and other amounts paid by us to persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI and any capital gains realized with respect to any shares, debt obligations, or other securities of ours by persons who are not persons resident in the BVI are exempt from all forms of taxation in the BVI.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not persons resident in the BVI with respect to any shares, debt obligation or other securities of ours.

Subject to the payment of stamp duty on the acquisition of property in the BVI by us (and in respect of certain transactions in respect of the shares, debt obligations or other securities of BVI incorporated companies owning land in the BVI), all instruments relating to transfers of property to or by us and all instruments relating to transactions in respect of the shares, debt obligations or other securities of ours and all instruments relating to other transactions relating to our business are exempt from payment of stamp duty in the BVI.

There are currently no withholding taxes or exchange control regulations in the BVI applicable to us or our shareholders.

Cambodia Taxation

The following summary of certain relevant taxation provisions under the laws of Cambodia is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. Under the current laws of Cambodia:

●	Capital gains from the sale of our Class A Ordinary Shares by individual tax residents in Cambodia will not be subject to any personal income tax.

●	No Cambodia stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

●	Dividends paid on the Class A Ordinary Shares to individual tax residents in Cambodia would not be subject to any Cambodia tax.

Hong Kong Taxation

The following summary of certain relevant taxation provisions under the laws of Hong Kong is based on current law and practice and is subject to changes therein. This summary does not purport to address all possible tax consequences relating to purchasing, holding, or selling our Class A Ordinary Shares, and does not take into account the specific circumstances of any particular investors, some of whom may be subject to special rules. Accordingly, holders or prospective purchasers (particularly those subject to special tax rules, such as banks, dealers, insurance companies and tax-exempt entities) should consult their own tax advisers regarding the tax consequences of purchasing, holding or selling our Class A Ordinary Shares. Under the current laws of Hong Kong:

●	No profit tax is imposed in Hong Kong in respect of capital gains from the sale of the Class A Ordinary Shares.

●	Revenues gains from the sale of our Class A Ordinary Shares by persons carrying on a trade, profession or business in Hong Kong where the gains are derived from or arise in Hong Kong from the trade, profession or business will be chargeable to Hong Kong profits tax, which is currently imposed at the rate of 16.5% on corporations and at a maximum rate of 15% on individuals and unincorporated businesses.

●	Gains arising from the sale of Class A Ordinary Shares, where the purchases and sales of the Class A Ordinary Shares are effected outside of Hong Kong such as, for example, in the Cayman Islands, should not be subject to Hong Kong profits tax.

According to the current tax practice of the Hong Kong Inland Revenue Department, dividends paid on the Class A Ordinary Shares would not be subject to any Hong Kong tax.

No Hong Kong stamp duty is payable on the purchase and sale of the Class A Ordinary Shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on display

We have previously filed with the SEC our registration statement on Form F-1 (File Number 333-282786), as amended.

Documents concerning us that are referred to in this document may be inspected at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia. In addition, we file annual reports and other information with the Securities and Exchange Commission. We file annual reports on Form 20-F and submit other information under cover of Form 6-K. As a foreign private issuer, we are exempt from the proxy requirements of Section 14 of the Exchange Act and our officers, directors and principal shareholders are exempt from the insider short-swing disclosure and profit recovery rules of Section 16 of the Exchange Act. Annual reports and other information we file with the Commission may be inspected at the public reference facilities maintained by the Commission at Room 1024, 100 F. Street, N.E., Washington, D.C. 20549, and copies of all or any part thereof may be obtained from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms and you can request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports and other information regarding registrants (including us) that file electronically with the Commission which can be assessed at http://www.sec.gov.

I. Subsidiary Information

Not applicable.

J. Annual Report to Security Holders

We are not required to provide an annual report to security holders in response to the requirements of Form 6-K.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This Annual Report, which forms a part of the registration statement, does not contain all of the information included in the registration statement and the exhibits and schedules to the registration statement. Certain information is omitted and you should refer to the registration statement and its exhibits and schedules for that information. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this Annual Report relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

You may review a copy of the registration statement, including exhibits and any schedule filed therewith, and obtain copies of such materials at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers, like us, that file electronically with the SEC.

Upon completion of the IPO, we become subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. Those reports may be inspected without charge at the locations described above. As a foreign private issuer, we will be exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We maintain a website at www.kandalmv.com. Information contained on, or that can be accessed through, our website is not a part of, and shall not be incorporated by reference into, this Annual Report.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

Credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	For the year ended March 31, 2024	For the year ended March 31, 2025
	US$	US$
Customer A	12,357,295	13,720,235
Customer B	1,333,936	1,900,521
	13,691,231	15,620,756

The following table sets forth a summary of single customers who represent 10% or more of the Group’s trade receivable as at reporting year/period:

	March 31, 2024	March 31, 2025
	US$	US$
Customer A	622,708	1,040,765
Customer B	—	159,218
	622,708	1,199,983

PFL provided joint corporate guarantee together with certain related parties to banks in connection with bank facilities granted and utilized by certain related parties. These related parties are all related companies under common control by the ultimate beneficial shareholders.

The guarantee is a financial guarantee contract as PFL has the legal obligation to reimburse the banks if the related companies fail to or default on their principal and interest payment when due in accordance with the terms of the bank facilities drawn. The Group’s maximum exposure is the maximum amount the Group could have to pay if the guarantee is called upon. As at March 31, 2025 and as at March 31, 2024, the bank facilities amounted to approximately US$91,588,000 and US$ 91,526,000, have been jointly guaranteed by PFL. The guarantee has not been recognized in the financial statements as management is of the view that it’s unlikely that any claim will be made against the Group and PFL as management has assessed that the ultimate beneficial shareholders and related parties have sufficient financial capacities to meet the contractual cash flow obligations in the near future. As at date of this report, all joint corporate guarantee provided by PFL with certain related parties has been discharged.

For details of the credit risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, bank borrowing, advances from related parties, if necessary.

In assessing our liquidity, the Group monitors and analyze cash and bank balances and operating expenditure commitments. As of March 31, 2025, the Group current liabilities exceeded its current assets by US$215,135 and cash and bank balance amounted to approximately US$103,000. The Group has generated a profit amount approximately US$209,000 and having a positive cash flow from operating activities amounted to approximately US$ 2,134,000. On June 25, 2025, the Group completed an initial public offering. In this offering, the Group issued 2,000,000 Class A ordinary shares at a price of US$4.00 per share. The Group received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses.

Based on the above considerations, management is of the opinion that we have sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. However, there is no assurance that management will be successful in our plans. There are several factors that could potentially arise that could undermine our plans, such as changes in the demand for our products, economic conditions, the operating results continuing to deteriorate and our shareholders and related parties being able to provide continued financial support.

We maintain sufficient cash and cash equivalents, and internally generated cash flows to finance our activities and management is satisfied that funds are available to finance the operations of the Group.

For details of the liquidity risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

For details of the market risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowing.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

As of March 31, 2024 and 2025, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit/loss for the year would decrease by approximately US$36,000 and US$1,100, respectively.

The Group periodically review its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable level.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the reporting period.

For details of the interest rate risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily Hong Kong Dollar (“HKD”), Renminbi (“RMB”) Euro (“EUR”), and Khmer Riel (“KHR”).

For details of the foreign currency risk, please refer to section headed “index to consolidated financial statements — Financial risk management” for additional information.

Item 12. Description of Securities Other than Equity Securities.

None.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

DIVIDEND POLICY

We do not have any present plan to declare or pay any dividends on our Ordinary Shares in the foreseeable future. We currently intend to retain all available funds and future earnings, if any, for the operation and expansion of our business, and we do not anticipate declaring or paying any dividends in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our financial condition, results of operations, capital requirements, contractual requirements, business prospects and other factors the board of directors deems relevant, and subject to the restrictions contained in any future financing instruments.

During the years ended March 31, 2025 and 2024, KMV did not declare or pay any dividends or distributions and there was no transfer of assets among KMV and its subsidiaries. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

The declaration, amount and payment of any future dividends will be at the sole discretion of our board of directors, subject to compliance with applicable Cayman Islands laws regarding solvency. Our board of directors will take into account general economic and business conditions, our financial condition and results of operations, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions and other implications on the payment of dividends by us to our shareholders or by our subsidiaries to us, and such other factors as our board of directors may deem relevant.

The holders of our Ordinary Shares are entitled to such dividends as may be declared by our board of directors. Our Memorandum and Articles provide that dividends may be declared and paid out of profits of our Company, realized or unrealized, or from any reserve set aside from profits which our board of directors determines is no longer needed, or not in the same amount. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act. Under the laws of the Cayman Islands, our Company may pay a dividend out of either profit or share premium account; provided that in no circumstances may a dividend be paid out of our share premium if this would result in our Company being unable to pay its debts as they fall due in the ordinary course of business.

We are a holding company incorporated in the Cayman Islands. In order for us to distribute any dividends to our shareholders, we rely on dividends paid to us by our subsidiaries for our cash requirements, including funds to pay any dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. Our ability to pay dividends to our shareholders will depend on, among other things, the availability of dividends from our operating subsidiary.

Under the BVI Act, a BVI company may make a dividend distribution to its shareholders if the directors are satisfied, on reasonable grounds, that such BVI company will, immediately after the distribution, satisfy the solvency test, meaning that the value of the company’s assets exceeds its liabilities and that such company is able to pay its debts as they fall due.

Under the current practice of the Inland Revenue Department of Hong Kong, no tax is payable in Hong Kong in respect of dividends paid by us. See “Risk Factors — Risks Related to Doing Business in Cambodia — We rely on dividends and other distributions on equity paid by our subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could have a material adverse effect on our ability to conduct our business.” For more information.

Based on Article 157 of the LCE, the directors of FMF may declare dividends out of the company’s surplus or out of its net profits, subject to any restrictions contained in FMF’s memorandum and articles of association. In this regard, we note that FMF’s memorandum and articles of association does not contain any specific provisions restricting or prohibiting dividend distribution to its shareholders. Nevertheless, FMF may not declare or pay a dividend if, by virtue of Article 158 of the LCE, there are reasonable grounds for believing that the company is, or after payment would be, unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less than the aggregate of its liabilities and stated capital of all classes. Directors of FMF who vote for or consent to a resolution authorizing dividend distributions contrary to the provisions of the LCE will be jointly and severally liable to restore to the company any amounts so distributed or paid and directors will be deemed to have consented to such resolution taken at the meeting unless their written dissent is included in the meeting minutes. There are no foreign exchange control restrictions which would restrict or prohibit the repatriation of funds by a Cambodian company out of Cambodia to distribute dividends to its foreign shareholders provided that such transfer is made through a Cambodian-licensed bank and further complies with capital maintenances rules and relevant taxation laws and regulations. Based on the Cambodian Taxation Law, dividend payments made by a Cambodian company to its foreign shareholder is generally subject to 14% WHT, unless a relevant DTA is in effect. Given the DTA in effect between Hong Kong and Cambodia, the WHT on dividend payments made by FMF to its Hong Kong-based shareholder is, with prior approval from GDT on such reduction in availing the applicable DTA, reduced from 14% to 10%.

FMF is not generally required to formally report on any transactions involving the sending to, or receiving of funds from, abroad although reporting requirements are imposed on the Cambodian-licensed banks.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

No modifications to the Rights of Security Holders.

USE OF PROCEEDS

The primary purposes of the IPO are to create a public market for our Class A Ordinary Shares for the benefit of all shareholders. We plan to use the net proceeds of the IPO as follows:

●	Approximately 10% for broadening our customer base by expanding our geographical reach to other key market, including the European markets;

●	Approximately 50% for enhancing our production capacity;

●	Approximately 10% for establishing a new design and development center for enhancing our product development capabilities; and

●	Approximately 30% for additional working capital and other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of the IPO. Our management, however, will have significant flexibility and discretion to apply the net proceeds of the IPO. As of the date of this Annual Report, we have no understandings, agreements or commitments for particular uses of the net proceeds from the IPO and have not currently identified any targets for acquisition of companies and/or formation of joint ventures. If an unforeseen event occurs or business conditions change, we may use the proceeds of the IPO differently than as described in this registration statement. We reserve the right to change the use of proceeds that we presently anticipate and describe in this Annual Report.

To the extent that the net proceeds we receive from the IPO are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

Item 15. Controls and Procedures.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

As a company with less than US$1.235 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), enacted in April 2012. An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis;”

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay”, “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and chief executive officer pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year during which we have total annual gross revenues of at least US$1.235 billion; (ii) the last day of our fiscal year following the fifth anniversary of the completion of the IPO; (iii) the date on which we have, during the preceding three-year period, issued more than US$1.0 billion in non-convertible debt; or (iv) the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Class A Ordinary Shares that are held by non-affiliates exceeds US$700 million as of the last business day of our most recently completed second fiscal quarter. Once we cease to be an emerging growth company, we will not be entitled to the exemptions provided in the JOBS Act discussed above.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

Audit Committee

Upon effectiveness of the registration statement of which this Annual Report forms a part, our audit committee will consist of Ms. Yeung, Mr. Leung, and Dr. Yung and is chaired by Ms. Yeung. We have determined that each of these three director nominees satisfies the “independence” requirements of the Nasdaq listing rules and meet the independence standards under Rule 10A-3 under the Securities Exchange Act of 1934, as amended. We have determined that Ms. Yeung qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

●	selecting the independent registered public accounting firm and pre-approving all auditing and non-auditing services permitted to be performed by the independent registered public accounting firm;

●	reviewing with the independent registered public accounting firm any audit problems or difficulties and management’s responses;

●	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

●	discussing the annual audited financial statements with management and the independent registered public accounting firm;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any special steps taken to monitor and control major financial risk exposures;

●	annually reviewing and reassessing the adequacy of our audit committee charter;

●	meeting separately and periodically with management and the independent registered public accounting firm;

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance; and

●	reporting regularly to the board of directors.

Item 16B. Code of Ethics.

Our board of directors has adopted a code of business conduct and ethics, which is applicable to all of our directors, officers, and employees. Our code of business conduct and ethics is publicly available on our website

Item 16C. Principal Accountant Fees and Services.

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2025 and 2024 included in this Annual Report have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403, U.S.

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C, our independent registered public accounting firm, for the periods indicated.

	For the year ended March 31, 2023	For the year ended March 31, 2024	For the year ended March 31, 2025
	US$	US$	US$
Audit fee(1)	110,000	110,000	130,000
Audit-Related Fees(2)	—	30,000	30,000
Total	110,000	140,000	160,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by WWC, P.C, including audit services, audit-related services, tax services and all other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees.

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant.

No change.

Item 16G. Corporate Governance.

Rule 5635(c) of the Nasdaq Rules requires a Nasdaq-listed company to obtain its shareholders’ approval of all equity compensation plans, including stock plans, and any material amendments to such plans. Rule 5615 of the Nasdaq Rules permits a foreign private issuer like our company to follow home country practice in certain corporate governance matters. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards. We currently follow and intend to continue to follow Cayman Islands corporate governance practices in lieu of the Nasdaq corporate governance listing standards that listed companies must have a majority of independent directors serving on our board of directors or to establish a nominating committee and a compensation committee composed entirely of independent directors. To the extent we choose to follow home country practice in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our ordinary shares — As an exempted company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the Nasdaq corporate governance listing standards. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.”

Item 16H. Mine Safety Disclosure.

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

Our board of directors adopted insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules, and regulations, and any listing standards applicable to us.

Item 16K. Cybersecurity.

As of the date hereof, the Company has not encountered cybersecurity incidents that the company believes to have been material to the Company taken as a whole.

PART III

Item 17. Financial Statements.

The consolidated financial statements of the Company are included at the end of this annual report.

Item 18. Financial Statements.

The consolidated financial statements of the Company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association currently in effect
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
2.2	Description of Securities
4.1	Underwriting Agreement dated June 24, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on June 26, 2025)
8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.1	Lease Agreement entered by FMF Manufacturing Co., Ltd. with Prech Thorng regarding Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia dated January 2, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.2	Management fees and share of directors remuneration agreement entered by Prospect Focus Ltd and Fashion Focus Manufacturing Limited dated April 1, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.3	Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated February 27, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.4	Facility letter entered by Prospect Focus Limited as one of the borrowers and CTBC Bank Co., Ltd, Hong Kong Branch as lender dated May 23, 2023 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.5	4th Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated March 18, 2024 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.6	Facility letter entered by Prospect Focus Limited as one of the borrowers and CTBC Bank Co., Ltd, Hong Kong Branch as lender dated May 31, 2024 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.7	1st Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated July 5, 2023 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.8	2nd Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated November 1, 2023 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.9	3rd Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated December 21, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Company
101	Inline XBRL Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kandal M Venture Limited

	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

Date: July 30, 2025

KANDAL M VENTURE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Kandal M Venture Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kandal M Venture Limited and its subsidiaries (the “Company”) as of March 31, 2024 and 2025, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the three-years period ended March 31, 2025, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2024 and 2025, and the results of its operations and its cash flows in each of the years for the three-years period ended March 31, 2025, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.
Certified Public Accountants
PCAOB ID No. 1171

We have served as the Company’s auditor since 2023.

San Mateo, California
July 30, 2025

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	March 31, 2024	March 31, 2025
		US$	US$
ASSETS
Non-current assets
Property, plant and equipment	4	689,517	512,601
Right-of-use assets	13	207,724	138,483
Deferred tax assets	5	13,629	29,787
Total non-current assets		910,870	680,871

Current assets
Inventories	6	1,802,723	1,646,333
Trade and other receivables	7	945,030	1,497,817
Deferred initial public offering (“IPO”) costs	8	230,642	795,771
Amounts due from related parties	19	2,053,318	1,053,708
Loans to related parties	19	4,001,174	4,291,215
Cash and bank balances	9	235,348	102,697
Total current assets		9,268,235	9,387,541

Total assets		10,179,105	10,068,412

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	10	160	160
Merger reserve	11	13	13
Capital reserve	11	(2,500,000)	(2,500,000)
Foreign currency translation reserve	11	5,130	5,130
Retained earnings		2,663,128	2,872,801
Total equity		168,431	378,104

Non-current liabilities
Lease liabilities	13	168,549	87,632
Borrowings	14	4,360,385	—
Total non-current liabilities		4,528,934	87,632

Current liabilities
Trade and other payables	12	2,466,368	4,424,830
Lease liabilities	13	74,715	80,916
Borrowings	14	2,823,729	5,088,600
Income tax payable		116,928	8,330
Total current liabilities		5,481,740	9,602,676

Total liabilities		10,010,674	9,690,308

Total equity and liabilities		10,179,105	10,068,412

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	March 31, 2023	March 31, 2024	March 31, 2025
		US$	US$	US$
Revenue	15	13,471,471	13,971,743	17,186,677
Cost of sales		(10,659,109)	(10,604,640)	(13,829,471)
Gross profit		2,812,362	3,367,103	3,357,206

Operating expenses:
Selling and distribution expenses		(227,000)	(239,013)	(304,406)
General and administrative expenses		(1,596,032)	(1,646,043)	(2,677,883)
Income from operations		989,330	1,482,047	374,917

Other income/(expenses):
Interest expense	16	(187,442)	(403,723)	(582,013)
Other income	17	53,420	219,309	436,050

Profit before income tax		855,308	1,297,633	228,954
Income tax expense	18	(110,809)	(178,101)	(19,281)
Profit for the year		744,499	1,119,532	209,673

Other comprehensive income:
Items that may be classified subsequently to profit or loss
Exchange differences on translating foreign operations		315	(313)	—
Total comprehensive income attributable to equity owners of the Company		744,814	1,119,219	209,673

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		0.05	0.07	0.01

Weighted average number of ordinary shares used in computing basic and diluted earnings*		16,000,000	16,000,000	16,000,000

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Merger reserve	Capital reserve	Foreign currency translation reserve	Retained earnings	Total equity attributable to owners of the Company
	US$	US$	US$	US$	US$	US$
Balance at April 1, 2022*	160	13	(2,500,000)	5,128	799,097	(1,695,602)
Profit for the year	—	—	—	—	744,499	744,499
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	315	—	315
Balance at March 31, 2023	160	13	(2,500,000)	5,443	1,543,596	(950,788)
Profit for the year	—	—	—	—	1,119,532	1,119,532
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	(313)	—	(313)
Balance at March 31, 2024	160	13	(2,500,000)	5,130	2,663,128	168,431
Profit for the year	—	—	—	—	209,673	209,673
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	—	—	—
Balance at March 31, 2025	160	13	(2,500,000)	5,130	2,872,801	378,104

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements.

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	March 31, 2023	March 31, 2024	March 31, 2025
		US$	US$	US$
Cash flows from operating activities
Profit before income tax		855,308	1,297,633	228,954

Adjustments for:
Depreciation of property, plant and equipment	4	240,925	198,360	193,626
Depreciation of right-of-use assets	13	69,241	69,241	69,241
Interest expense	16	209,661	421,713	595,421
Interest income from loan to related party	17	(13,883)	(165,368)	(370,705)
Inventories write-down	6	47,239	65,770	8,879
Provision for expected credit losses – other receivables	7	13,206	11,532	71,188
Other receivables written off		—	—	35,120
Provision for expected credit losses – third parties	7	3,114	—	—
Operating cash flows before working capital changes		1,424,811	1,898,881	831,724

Changes in working capital:
Inventories		285,688	1,519,269	147,511
Trade and other receivables		694,374	(112,572)	(659,095)
Trade and other payables		45,816	(43,699)	1,958,462
Cash generated from operations		2,450,689	3,261,879	2,278,602
Income tax paid		(276,097)	(123,111)	(144,037)
Net cash generated from operating activities		2,174,592	3,138,768	2,134,565

Cash flows from investing activities
Purchase of property, plant and equipment	4	(9,981)	(22,972)	(16,710)
Deferred initial public offering (“IPO”) costs		—	(230,642)	(565,129)
Net cash used in investing activities		(9,981)	(253,614)	(581,839)

Cash flows from financing activities
(Loans to)/Repayment from related parties		(38,462)	(3,783,461)	80,664
Repayments from/(Advances to) related parties, net		1,567,108	(5,110,245)	999,610
(Repayments of)/Proceeds from borrowings, net		(3,175,114)	6,373,131	(2,095,514)
Interest paid on borrowings		(181,887)	(399,226)	(578,660)
Payment of lease liabilities		(63,702)	(68,989)	(74,716)
Interest paid on lease liabilities		(27,774)	(22,487)	(16,761)
Net cash used in financing activities		(1,919,831)	(3,011,277)	(1,685,377)

Net change in cash and cash equivalents		244,780	(126,123)	(132,651)
Cash and cash equivalents at beginning of year		116,691	361,471	235,348
Cash and cash equivalents at end of year	9	361,471	235,348	102,697

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont)

A reconciliation of liabilities arising from financing activities as follows:

	Non-cash changes
	At beginning of financial year	Cash flows	Interest recharge to	Interest expense	At end of financial year
	US$	US$	US$	US$	US$
2025
Lease liabilities	243,264	(91,477)	—	16,761	168,548
Borrowings	7,184,114	(2,674,174)	—	578,660	5,088,600
Loans to related parties	(4,001,174)	80,664	(370,705)	—	(4,291,215)
Amount due from related parties	(2,053,318)	999,610	—	—	(1,053,708)
	1,372,886	(1,685,377)	(370,705)	595,421	(87,775)

2024
Lease liabilities	312,253	(91,476)	—	22,487	243,264
Borrowings	810,983	5,973,905	—	399,226	7,184,114
Loans to related parties	(52,345)	(3,783,461)	(165,368)	—	(4,001,174)
Amount due to/(from) related parties	3,056,927	(5,110,245)	—	—	(2,053,318)
	4,127,818	(3,011,277)	(165,368)	421,713	1,372,886

2023
Lease liabilities	375,955	(91,476)	—	27,774	312,253
Borrowings	3,986,097	(3,357,001)	—	181,887	810,983
Loans to related parties	—	(38,462)	(13,883)	—	(52,345)
Amount due to related parties	1,489,819	1,567,108	—	—	3,056,927
	5,851,871	(1,919,831)	(13,883)	209,661	4,127,818

The accompanying notes are an integral part of these consolidated financial statements.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Kandal M Venture Limited (the “Company”) is incorporated in Cayman Islands on 16 January 2024 and its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The Group’s operations is mainly conducted in Cambodia through its manufacturing subsidiary, FMF Manufacturing Co., Ltd., at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia.

These consolidated financial statements comprise the Company and its subsidiaries (the “Group”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiary (Country of incorporation and principal place of business)	Principal activities	Percentage of effective ownership held by the Company
		March 31, 2024	March 31, 2025
Padachi M Venture Limited (BVI) (“PMV”)	Investment holding	100%	100%
Prospect Focus Limited (Hong Kong) (“PFL”)	Trading of handbags, small leather goods and accessories	100%	100%
FMF Manufacturing Co., Ltd. (Cambodia) (“FMF”)	Manufacturing of handbags, small leather goods and accessories	100%	100%

On May 29, 2024, the Group completed its group reorganization (the “Reorganization”) of entities under the common control of its existing shareholders, Mr David Miao and Mr Duncan Miao (collectively the “ultimate beneficial shareholders”). DMD Ventures Limited, a company incorporated in BVI, is wholly-owned by ultimate beneficial shareholders.

The existing shareholder of PFL, Dumaine International Limited (“Dumaine”), a company incorporated in BVI, is wholly-owned by ultimate beneficial shareholders. Dumaine entered into a share swap arrangement with PMV, a wholly-owned subsidiary of the Company, in which, Dumaine transfer its entire 100 ordinary shares in PF to PMV, in exchange for 10 Class B ordinary shares in the Company, which were issued to DMD Venture Limited as nominated by Dumaine. Subsequent to the share swap arrangement, PMV became the shareholder of PFL, which in turn also owned all the equity interest of FMF, who is wholly-owned by PFL. The economic interests for ultimate beneficial shareholders remain the same before and after the Reorganization.

As the Group were under the same control of the ultimate beneficial shareholders and their entire equity interests were also ultimately held by the ultimate beneficial shareholders immediately prior to the Reorganization, the consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Group.

On March 21, 2024, KMV undertook a share subdivision exercise whereby the share capital of the Company of US$50,000, is subdivided into 5,000,000,000 ordinary shares of nominal par value of US$0.00001 each (the “Subdivision”), and immediately following the Subdivision, KMV re-designated and re-classified its authorized share capital of KMV by designating 4,975,000,000 Class A ordinary shares of nominal or par value of US$0.00001 and 25,000,000 Class B ordinary shares of nominal or par value of US$0.00001 (the “Re-classification”). Simultaneously upon the Subdivision and the Re-classification exercise, each of the 10 ordinary shares of par value of US$0.00001 each in issue was re-designated as Class B ordinary shares (the “Re-designation”). The Company then issued 13,000,000 Class A ordinary shares and 2,999,980 Class B ordinary shares to DMD Ventures Limited.

As a result, after the Subdivision, Re-classification, Re-designation and Reorganization, the Company has 13,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares issued and outstanding. The ordinary shares of the Company are presented on a retroactive basis to reflect the Reorganization completed on May 29, 2024.

There have been no significant changes in the nature of these activities during the financial years ended March 31, 2025.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information

2.1	Basis of preparation

The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Group has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after 1 April 2024. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not year effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Group does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Group and Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Group satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

The transaction price is allocated to each performance obligation in the contract on the basis of the relative stand-alone selling prices of the promised goods. The individual standalone selling price of a good that has not previously been sold on a stand-alone basis, or has a highly variable selling price, is determined based on the residual portion of the transaction price after allocating the transaction price to goods with observable stand-alone selling price. A discount or variable consideration is allocated to one or more, but not all, of the performance obligations if it relates specifically to those performance obligations.

Transaction price is the amount of consideration in the contract to which the Group expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Group does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Group uses a five-step approach to recognize revenue:

●	Step 1: Identify the contract(s) with a client

●	Step 2: Identify the performance obligations in the contract

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	Step 3: Determine the transaction price

●	Step 4: Allocate the transaction price to the performance obligations in the contract

●	Step 5: Recognize revenue when (or as) the Company satisfies a performance obligation

The Group recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sale of handbags, small leather goods and accessories, the Group typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and payment terms. These terms serve as the basis of the performance obligations that the Group must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods i.e., handbags, small leather goods and accessories has occurred, when the products have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with Incoterms stipulated in the contracts. The completion of the performance obligation is evidenced by customer acceptance/acknowledgement indicating receipt of the products, or the Group has objective evidence that all criteria for acceptance have been satisfied. No right of goods return is given to customers. No significant element of financing is deemed present as typical payment terms range from 30 to 90 days from the date of invoice.

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Group.

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statements of profit or loss and other comprehensive income, statements of changes in equity, and statements of financial position. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Group are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	The Group will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity owners of the Company. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized within equity attributable to the equity holders of the Company.

Acquisition

The acquisition method of accounting is used to account for acquisition entered by the Group.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date. The excess of (a) the consideration transferred over the (b) fair value of the identifiable net assets acquired is recorded as goodwill, if any.

Disposals

When a change in the Group’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

2.4	Property, plant and equipment

All items of property, plant and equipment are initially recorded at cost. Subsequent to recognition, property, plant and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes its purchase price and any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Dismantlement, removal or restoration costs are included as part of the cost of property, plant and equipment if the obligation for dismantlement, removal or restoration is incurred as a consequence of acquiring or using the property, plant and equipment.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

The projected cost of dismantlement, removal or restoration is also recognized as part of the cost of property, plant and equipment if the obligation for the dismantlement, removal or restoration is incurred as a consequence of either acquiring the asset or using the asset for purpose other than to produce inventories.

Depreciation is calculated using the straight-line method to allocate depreciable amounts over their estimated useful lives. The estimated useful lives are as follows:

Leasehold improvement	10 years
Plant and machinery	10 years
Furniture and fixtures	5 years
Computer and software	5 years
Tools and equipment	5 years
Setup costs	5 years

Fully depreciated property, plant and equipment are retained in the financial statements until they are no longer in use.

The residual values, useful lives and depreciation method are reviewed at the end of each reporting period, and adjusted prospectively, if appropriate.

An item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on derecognition of the asset is included in profit or loss in the year the asset is derecognized.

2.5	Borrowing costs

All borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss in the period in which they are incurred.

2.6	Impairment of non-financial assets

The Group assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Group makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Impairment losses are recognized in profit or loss.

A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increase cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized previously.

Such reversal is recognized in profit or loss.

2.7	Financial instruments

Financial assets

Initial recognition and measurement

Financial assets are recognized when, and only when the entity becomes party to the contractual provisions of the instruments.

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL. The Group only has debt instruments at amortized cost.

Financial assets that are held for the collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Financial assets are measured at amortized cost using the effective interest method, less impairment. Gains and losses are recognized in profit or loss when the assets are derecognized or impaired, and through the amortization process.

Impairment

The Group recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Group expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECL are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECL are provided for credit losses that result from default events that are possible within the next 12-months (a “12-month ECL”). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is recognized for credit losses expected over the remaining life of the exposure, irrespective of timing of the default (a “lifetime ECL”).

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

For trade and other receivables, the Group applies a simplified approach in calculating ECL. Therefore, the Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Group considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Group may also consider a financial asset to be in default when internal or external information indicates that the Group is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

Derecognition

A financial asset is derecognized where the contractual right to receive cash flows from the asset has expired. On derecognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received and any cumulative gain or loss that had been recognized in other comprehensive income for debt instruments is recognized in profit or loss.

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. The Group determines the classification of its financial liabilities at initial recognition.

All financial liabilities are recognized initially at fair value plus in the case of financial liabilities not at FVPL, net of directly attributable transaction costs.

Subsequent measurement

After initial recognition, financial liabilities that are not carried at FVPL are subsequently measured at amortized cost using the effective interest method. Gains and losses are recognized in profit or loss when the liabilities are derecognized, and through the amortization process.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. On derecognition, the difference between the carrying amounts and the consideration paid is recognized in profit or loss.

2.8	Cash and cash equivalents

Cash and bank balances in the consolidated statements of financial position comprise cash on hand and bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

2.9	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work-in-progress comprises direct materials, direct labour, other direct costs and related production overheads (based on normal operating capacity) that have been incurred in bringing the inventories to their present location and condition.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

2.10	Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and the amount of the obligation can be estimated reliably.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of economic resources will be required to settle the obligation, the provision is reversed. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Provisions for asset dismantlement, removal or restoration are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Group recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

2.11	Leases

When the Group is the lessee

At the inception of the contract, the Group assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Group recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Group shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Group is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Group exercising that option.

For a contract that contain both lease and non-lease components, the Group allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Group has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Group’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Group shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.12	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the National Social Security Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Group has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

2.13	Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

Deferred income tax is measured:

(i)	at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(ii)	based on the tax consequence that will follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

Value-added tax (“VAT”)

Revenue, expenses and assets are recognized net of the amount of value-added tax except:

(i)	when the value-added taxation that is incurred on purchase of assets or services is not recoverable from the taxation authorities, in which case the value-added tax is recognized as part of cost of acquisition of the asset or as part of the expense item as applicable; and

(ii)	receivables and payables that are stated with the amount of value-added tax included.

The net amount of value-added tax recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the statement of financial position.

2.14	Foreign currency translations and balances

Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar and the financial statements are presented in United States Dollar (“US$”).

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency exchange differences resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss. Monetary items include primarily financial assets (other than equity investments), contract assets and financial liabilities.

Non-monetary items measured at fair value in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)	income and expenses are translated at average exchange rates (unless the average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)	all resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal with loss of control of the foreign operation.

2.15	Segment reporting

Operating segment is reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segment.

2.16	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.17	Earnings per share

The Group presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.18	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Group if that person:

(i)	Has control or joint control over the Group;

(ii)	Has significant influence over the Group; or

(iii)	Is a member of the key management personnel of the Group or of a parent of the Company.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

(b)	An entity is related to the Group if any of the following conditions applies:

(i)	The entity and the Group are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Group or an entity related to the Group. If the Group is itself such a plan, the sponsoring employers are also related to the Group.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Groups accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Group. Such changes are reflected in the assumptions when they occur.

Allowance for expected credit losses of trade receivables — third parties

The Group uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Group’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Group assesses, for example, the country default risk. The Group adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Group’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the ability to sell and values of the inventory which could then consequentially impact the Group’s results.

Depreciation of property, plant and equipment

The Group depreciates property, plant and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Group intends to derive future economic benefits from the use of the Group’s property, plant and equipment. The residual value reflects management’s estimated amount that the Group would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset was already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

4.	Property, plant and equipment

	Leasehold improvement	Plant and machinery	Furniture and fixtures	Computer and software	Tools and equipment	Setup costs	Total
	US$	US$	US$	US$	US$	US$	US$
Cost:
Balance at April 1, 2023	580,776	1,262,724	163,968	63,568	182,403	681,217	2,934,656
Additions	—	1,250	—	6,170	15,552	—	22,972
Balance at March 31, 2024	580,776	1,263,974	163,968	69,738	197,955	681,217	2,957,628
Additions	—	7,499	—	9,057	154	—	16,710
Balance at March 31, 2025	580,776	1,271,473	163,968	78,795	198,109	681,217	2,974,338

Accumulated depreciation
Balance at April 1, 2023	307,346	689,253	158,712	58,098	175,125	681,217	2,069,751
Depreciation	58,236	126,282	3,373	2,841	7,628	—	198,360
Balance at March 31, 2024	365,582	815,535	162,085	60,939	182,753	681,217	2,268,111
Depreciation	58,078	126,952	1,430	3,607	3,559	—	193,626
Balance at March 31, 2025	423,660	942,487	163,515	64,546	186,312	681,217	2,461,737

Carrying amount
Balance at March 31, 2024	215,194	448,439	1,883	8,799	15,202	—	689,517
Balance at March 31, 2025	157,116	328,986	453	14,249	11,797	—	512,601

5.	Deferred tax liabilities/(assets)

Movement in deferred tax liabilities/(assets) are as follows:

	March 31, 2024	March 31, 2025
	US$	US$
At beginning of financial year	31,725	(13,629)
Charged to profit or loss (Note 18)	(45,354)	(16,158)
At end of financial year	(13,629)	(29,787)

Deferred tax liabilities/(assets) arise from the difference between accounting depreciation and tax depreciation for tax-deductible assets.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

6.	Inventories

	March 31, 2024	March 31, 2025
	US$	US$
Raw materials	1,164,420	873,974
Work-in-progress	247,248	259,343
Finished goods	626,327	501,756
Goods-in-transit	22,888	278,299
Less: Allowance for inventories write-down	(258,160)	(267,039)
	1,802,723	1,646,333

The cost of materials recognized as an expense and included in “cost of sales” amounted to US$6,358,736 (2024: US$5,067,173).

Movement in allowance for inventories write-down has been included in “cost of sales” are as follows:

	March 31, 2024	March 31, 2025
	US$	US$
At beginning of financial year	192,390	258,160
Charged to profit or loss	65,770	8,879
At end of financial year	258,160	267,039

7.	Trade and other receivables

	March 31, 2024	March 31, 2025
	US$	US$
Trade receivables – third parties	623,161	1,199,983
Less: Allowance for expected credit losses of trade receivables – third parties	(10,079)	(10,079)
	613,082	1,189,904
Other receivables:
– third parties	37,913	2,271
Deposits	68,440	68,760
Prepayments	17,575	43,545
VAT refundable	260,025	316,530
Less: Allowance for expected credit losses for non-trade receivables	(52,005)	(123,193)
	945,030	1,497,817

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 90 days’ (2024: 30 to 90 days’) credit terms.

The movement in allowance for expected credit losses of trade receivables — third parties computed based on lifetime ECL was as follows:

	March 31, 2024	March 31, 2025
	US$	US$
At beginning and end of financial year	10,079	10,079

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Trade and other receivables (cont.)

The movement in allowance for expected credit losses of non-trade receivables was as follows:

	March 31, 2024	March 31, 2025
	US$	US$
At beginning of financial year	40,473	52,005
Charged to profit or loss	11,532	71,188
At beginning and end of financial year	52,005	123,193

The currency profiles of the Group’s trade and other receivables as at the end of each reporting period are as follows:

	March 31, 2024	March 31, 2025
	US$	US$
United States Dollar	737,010	1,304,480
Khmer Riel	208,020	193,337
	945,030	1,497,817

8.	Deferred initial public offering (“IPO”) costs

IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering. These costs include professional fees that are directly attributable to the preparation of the Group’s proposed SEC filing such as legal fees, counsel fees, consulting fees, and related costs.

As of March 31, 2025, the accumulated deferred IPO cost was US$795,771 (2024: US$230,642).

9.	Cash and bank balances

	March 31, 2024	March 31, 2025
	US$	US$
Cash at banks	231,905	1,185
Cash on hand	3,443	101,512
	235,348	102,697

The currency profiles of the Group’s cash and bank balances as at the end of each reporting period are as follows:

	March 31, 2024	March 31, 2025
	US$	US$
United States Dollar	219,283	102,239
Hong Kong Dollar	15,312	426
Renminbi	753	32
	235,348	102,697

10.	Share capital

	March 31, 2024	March 31, 2025	March 31, 2024	March 31, 2025
	Number of ordinary shares		US$	US$
Issued and fully paid:
Class A ordinary shares	13,000,000	13,000,000	130	130
Class B ordinary shares	3,000,000	3,000,000	30	30
	16,000,000	16,000,000	160	160

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

10.	Share capital (cont.)

On March 21, 2024, KMV undertook a share subdivision exercise whereby the share capital of the Company of US$50,000, is subdivided into 5,000,000,000 ordinary shares of nominal par value of US$0.00001 each (the “Subdivision”), and immediately following the Subdivision, KMV re-designated and re-classified its authorized share capital of KMV by designating 4,975,000,000 Class A ordinary shares of nominal or par value of US$0.00001 and 25,000,000 Class B ordinary shares of nominal or par value of US$0.00001 (the “Re-classification”).

Holders of Class A ordinary share and Class B ordinary share vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes.

On May 29, 2024, the Company completed its reorganization (Note 1), resulting in 13,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares issued and outstanding, respectively. These 13,000,000 Class A ordinary shares and 3,000,000 Class B ordinary shares are presented on a retroactive basis to reflect the Reorganization.

11.	Reserve

Merger reserve

Merger reserve represents the difference the between value of the ordinary shares issued in exchange for the ordinary shares of the subsidiary acquired under business combination under common control.

Capital reserve

Capital reserve represents non-distributable reserve which arose from waiver of inter-company balances in prior years.

Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Group’s presentation currency.

12.	Trade and other payables

	March 31, 2024	March 31, 2025
	US$	US$
Trade payables – third parties	1,653,660	2,568,272
Advance payment from customers	464,080	172,821
Accrued expenses	343,491	1,292,291
Other payables	5,137	391,446
	2,466,368	4,424,830

Trade payables are non-interest bearing and are normally settled on 30 to 60 days’ (2024: 30 to 60 days’) credit term.

Advance payment from customers represents payment received from customers prior to delivery of goods. Upon delivery of goods and acceptance by customers, the advance payment will be offset against trade receivable.

Accrued expenses mainly consist of staff cost, contract workers’ cost, interest payables, freight charges and professional fees.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Trade and other payables (cont.)

The currency profiles of the Group’s trade and other payables as at the end of each reporting period are as follows:

	March 31, 2024	March 31, 2025
	US$	US$
United States Dollar	2,127,465	3,481,658
Hong Kong Dollar	302,616	850,436
Renminbi	14,348	65,328
Khmer Riel	21,939	27,408
	2,466,368	4,424,830

13.	Lease liabilities

Group as a lessee

The Group has lease contracts for leasehold premises. The Group’s obligations under these leases are secured by the lessor’s title to the leased assets. The Group is restricted from assigning and subleasing the leased assets.

The Group also has certain leases with lease terms of 12 months or less. The Group applies the ‘short-term lease’ recognition exemptions for these leases.

Carrying amount of right-of-use assets

Leasehold premises
US$
At April 1, 2023	276,965
Depreciation	(69,241)
At March 31, 2024	207,724
Depreciation	(69,241)
At March 31, 2025	138,483

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the financial statements, and the maturity analysis of lease liabilities is disclosed in Note 21.

	March 31, 2024	March 31, 2025
	US$	US$
Current	74,715	80,916
Non-current	168,549	87,632
	243,264	168,548

Amounts recognized in profit or loss

	March 31, 2024	March 31, 2025
	US$	US$
Depreciation of right-of-use assets (Note 13)	69,241	69,241
Interest expense on lease liabilities (Note 16)	22,487	16,761
Lease expenses not capitalised in lease liabilities
– Expenses relating to short-term leases (include in cost of sales)	30,240	30,100
	121,968	116,102

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Lease liabilities (cont.)

Total cash outflows

The Group had total cash outflows for leases of US$121,577 (2024: US$121,716).

14.	Borrowings

Type	Drawn/ Maturities	Interest Rate	March 31, 2024	March 31, 2025
			US$	US$
Revolving loans	Nil (2024: June 13, 2025)	Nil (2024: 6.76% – 6.99%)	4,360,385	—
Trade financing	April 10, 2025 to July 18, 2025 (2024: April 2, 2024 to January 23, 2025)	5.70% – 6.56% (2024: 6.71% – 7.35%)	734,264	584,350
Export financing	May 15, 2025 to June 30, 2025 (2024: May 31, 2024 to January 14, 2025)	5.38% – 6.62% (2024: 6.37% – 7.59%)	2,089,465	4,504,250
Total			7,184,114	5,088,600

Borrowings, current portion			2,823,729	5,088,600
Borrowings, non-current portion			4,360,385	—
			7,184,114	5,088,600

Trade financing and export financing are usually settled within 120 (2024: 120) days from drawdown date.

Revolving loans were drawn down in a few tranches and the loans have been fully repaid as at March 31, 2025.

Interest expense for the years ended March 31, 2024 and 2025 amounted to US$399,226 and US$578,660 respectively.

The bank borrowings utilised by the Group are part of several general banking facilities granted to PFL and certain related parties. The general banking facilities are secured by

●	several corporate guarantees provided by PFL and certain related parties;

●	personal guarantees provided by ultimate beneficial shareholders;

●	certain properties and share mortgages of related parties;

●	money mortgage; and

●	fire insurance in favor of the banks.

The currency profiles of the Group’s borrowing as at the end of each reporting period are as follows:

	March 31, 2024	March 31, 2025
United States Dollar	1,704,681	3,126,631
Hong Kong Dollar	5,479,433	1,961,969
	7,184,114	5,088,600

15.	Revenue

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Sales of goods – a point in time	13,471,471	13,971,743	17,186,677

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

16.	Interest expense

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Interest expense on trade and export financing	168,004	187,781	479,906
Interest expense on revolving loans	13,883	211,445	98,754
Interest on lease liabilities (Note 13)	27,774	22,487	16,761
	209,661	421,713	595,421
Interest expenses is recognized in profit or loss as follows:
Cost of sales	22,219	17,990	13,408
Interest expenses	187,442	403,723	582,013
	209,661	421,713	595,421

17.	Other income

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Interest income from loans to related parties (Note 19)	13,883	165,368	370,705
Sundry income	35,675	34,782	74,618
Gain/(Loss) on foreign exchange, net	3,862	19,159	(9,273)
	53,420	219,309	436,050

18.	Income tax expense

The major components of income tax expense recognized in profit or loss for the years ended March 31, 2023, 2024 and 2025 were:

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Current income tax
Current year’s provision	124,033	223,455	149,467
Over provision in respect of prior years	—	—	(114,028)
	124,033	223,455	35,439
Deferred taxation
Current year (Note 5)	(13,224)	(45,354)	(16,158)
	110,809	178,101	19,281

Relationship between tax expense and accounting profits

Domestic income tax is calculated at 20% (2024: 20%) of the estimated assessable profits for the financial years. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

18.	Income tax expense (cont.)

A reconciliation between tax expense and the product of accounting profits multiplied by Cambodia income tax rate for the financial years ended March 31, 2023, 2024, and 2025 were as follows:

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Profit before income tax	855,308	1,297,633	228,954

Tax calculated at tax rate of 20% (2024: 20%)	171,062	259,527	45,791

Effects of:
Income not subject to tax	(2,291)	(27,286)	—
Expenses not deductible for tax purposes	44,602	34,759	68,010
Utilization of deferred tax assets previously not recognized	(189,748)	(112,077)	(129,959)
Effect of minimum tax rates in Cambodia	127,920	46,472	149,467
Over provision in respect of prior year	—	—	(114,028)
Different tax rates in foreign jurisdiction	(40,736)	(23,294)	—
	110,809	178,101	19,281

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable.

For the financial year ended March 31, 2025, the Group had unrecognized provisions of approximately US$1,567,000 (March 31, 2024: US$2,217,000) at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses and capital allowances have no expiry date.

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to any income tax.

BVI

Under the current laws of BVI, PMV is not subject to any income tax.

19.	Significant related party transactions and balances

Other than those disclosed elsewhere in the financial statements, significant related party transactions during the year on terms agreed between the Group and its related parties were as follows:

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Fashion Focus Manufacturing Ltd
Management fee charged from	215,544	223,548	274,987
Loan interest charged to (Note 17)	13,883	2,625	39,418

Merit Focus Ltd
Loan interest charged to (Note 17)	—	162,743	331,287

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Significant related party transactions and balances (cont.)

Balances with related parties

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Amount due to related parties, net
Fashion Focus Manufacturing Ltd	3,056,927	—	—

Amount due from related parties, net
Fashion Focus Manufacturing Ltd(i)	—	2,053,318	1,053,708

Loan to related parties, net
Fashion Focus Manufacturing Ltd(ii)	52,345	54,970	—
Merit Focus Ltd(i)	—	3,946,204	4,291,215
	52,345	4,001,174	4,291,215

Amounts due from and (to) related parties are unsecured and non-interest bearing.

Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

All amounts due from related parties and loans to related parties have been repaid as at the date of this report.

Key management personnel

Key management personnel are directors of the Group and those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly.

The remuneration of key management personnel of the Group during the financial years were as follows:

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Director’s remuneration	114,000	114,000	242,200

20.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Group that are regularly reviewed by the Chief Executive Officers (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Group operates in a single business segment which is the business of contract manufacturing of handbags. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Group’s non-current assets are based in Cambodia.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Segment reporting (cont.)

The following table breaks down revenue by geographic location of the Group’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
United States of America	8,582,451	10,244,648	13,094,560
Europe	1,732,622	1,841,001	2,119,315
Canada	1,089,293	826,865	614,951
Japan	627,720	417,928	507,214
Others(a)	1,439,385	641,301	850,637
	13,471,471	13,971,743	17,186,677

(a)	No revenue from any other country amounted to 5 per cent or more of the Group’s revenue.

21.	Financial risk management

The Group’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Group’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Group’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Group’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Group. The Group’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Group minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Group has adopted a policy of only dealing with creditworthy counterparties. The Group performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Group has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 30 days or there is significant difficulty of the counterparty.

To minimize credit risk, the Group has developed and maintained the Group’s credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Group’s own trading records to rate its major customers and other debtors. The Group considers available reasonable and supportive forward-looking information which includes the following indicators:

●	Internal credit rating

●	External credit rating

●	Actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the debtor’s ability to meet its obligations

●	Actual or expected significant changes in the operating results of the debtor

●	Significant increases in credit risk on other financial instruments of the same debtor

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Financial risk management (cont.)

●	Significant changes in the expected performance and behavior of the debtor, including changes in the payment status of debtors in the company and changes in the operating results of the debtor Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is more than 30 days past due in making contractual payment.

The Group determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Group categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Group’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing ECL
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired

III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired

IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

The table below details the credit quality of the Group’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			US$	US$	US$
March 31, 2025
Trade receivables	III Note 1	Life time ECL (Simplified)	1,199,983	(10,079)	1,189,904
Other receivables (exclude prepayments and VAT refundable)	I Note 2	12-month ECL	71,031	—	71,031
Amounts due from related parties, net	I Note 4	12-month ECL	1,053,708	—	1,053,708
Loans to related parties, net	I Note 4	12-month ECL	4,291,215	—	4,291,215
Cash and bank balances	I Note 3	12-month ECL	102,697	—	102,697
				(10,079)
March 31, 2024
Trade receivables	III Note 1	Lifetime ECL (Simplified)	623,161	(10,079)	613,082
Other receivables (exclude prepayments and VAT refundable)	I Note 2	12-month ECL	106,353	—	106,353
Amounts due from related parties, net	I Note 4	12-month ECL	2,053,318		2,053,318
Loans to related parties, net	I Note 4	12-month ECL	4,001,174	—	4,001,174
Cash and bank balances	I Note 3	12-month ECL	235,348	—	235,348
				(10,079)

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Financial risk management (cont.)

Trade receivables (Note 1)

For trade receivables, the Group has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Group considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Group has identified the country’s risk in which it sells goods to be the most relevant factor and the historical loss rates are adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Trade receivables	ECL	Trade receivables, net
	US$	US$	US$
March 31, 2025
Not past due	963,793	(8,096)	955,697
< 30 days	141,108	(1,185)	139,923
31 days to 60 days	92,415	(776)	91,639
61 days to 90 days	2,667	(22)	2,645
	1,199,983	(10,079)	1,189,904

	Trade receivables	ECL	Trade receivables, net
	US$	US$	US$
March 31, 2024
Not past due	622,707	(10,079)	612,628
< 30 days	454	—	454
31 days to 60 days	—	—	—
61 days to 90 days	—	—	—
	623,161	(10,079)	613,082

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and bank balances (Note 3)

Cash and cash equivalents are mainly deposits with reputable banks with high international credit rating. Credit loss for the assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Amount due from/Loan to related parties, net (Note 4)

Amount due from/Loan to related parties are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Financial risk management (cont.)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Group’s performance to developments affecting a particular industry.

Exposure to credit risk

The Group has no significant concentration of credit risk except for those significant customers disclosed below. The Group has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	March 31, 2023	March 31, 2024	March 31, 2025
	US$	US$	US$
Customer A	7,574,969	12,357,295	13,720,235
Customer B	665,653	1,333,936	1,900,521
Customer C	3,989,385	—	—
	12,230,007	13,691,231	15,620,756

The following table sets forth a summary of single customers who represent 10% or more of the Group’s trade receivable as at reporting year:

	March 31, 2024	March 31, 2025
	US$	US$
Customer A	622,708	1,040,765
Customer B	—	159,218
	622,708	1,199,983

Financial guarantee

PFL, a subsidiary of the Company, provided joint corporate guarantee together with certain related parties to banks in connection with bank facilities granted and utilized by certain related parties. These related parties are all related companies under Dumaine.

The guarantee is a financial guarantee contract as PFL has the legal obligation to reimburse the banks if the related companies fail to or default on their principal and interest payment when due in accordance with the terms of the bank facilities drawn.

The Company’s maximum exposure is the maximum amount the Company could have to pay if the guarantee is called upon. As at March 31, 2025, the bank facilities amounted to approximately US$91,588,000 (2024: US$91,526,000) have been jointly guaranteed by PFL. The guarantee has not been recognized in the financial statements as management is of the view that it’s unlikely that any claim will be made against the Company and PFL as management has assessed that Dumaine and related parties have sufficient financial capacities to meet the contractual cash flow obligations in the near future. As at date of this report, all joint corporate guarantee provided by PFL with certain related parties has been discharged.

Liquidity risk

Liquidity risk refers to the risk that the Group will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Group’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Group finances its working capital requirements through a combination of funds generated from operations, bank borrowing, advances from related parties, if necessary.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Financial risk management (cont.)

In assessing our liquidity, the Group monitors and analyze cash and bank balances and operating expenditure commitments. As of March 31, 2025, the Group current liabilities exceeded its current assets by US$215,135 and cash and bank balance amounted to approximately US$103,000. The Group has generated a profit amount approximately US$209,000 and having a positive cash flow from operating activities amounted to approximately US$2,134,000. On June 25, 2025, the Group completed an initial public offering. In this offering, the Group issued 2,000,000 Class A ordinary shares at a price of US$4.00 per share. The Group received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses. On July 16, 2025, the underwriters exercised the over-allotment option to purchase an additional 300,000 ordinary shares of the Company, par value US$0.00001 per share, at a price of US$4.00 per share.

Based on the above considerations, management is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Group’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Group maintains sufficient cash and bank balances, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Within 2 to 5 years	Total
	US$	US$	US$
March 31, 2025
Trade and other payables (exclude advance payment from customers)	4,252,009	—	4,252,009
Lease liabilities	91,476	91,476	182,952
Borrowings	5,194,178	—	5,194,178
Total	9,537,663	91,476	9,629,139

March 31, 2024
Trade and other payables (exclude advance payment from customers)	2,002,288	—	2,002,288
Lease liabilities	91,476	182,952	274,428
Borrowings	3,164,750	4,420,636	7,585,386
Total	5,258,514	4,603,588	9,862,102

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Group’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Group’s financial instruments will fluctuate because of changes in market interest rates. The Group’s exposure to interest rate risk arises primarily from bank borrowing.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Financial risk management (cont.)

As of March 31, 2024 and 2025, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit/loss for the year would decrease by approximately US$36,000 and US$1,100 respectively.

The Group periodically review its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable level.

The Group does not expect any significant effect on the Group’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the reporting period.

Foreign currency risk

The Group’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Group does not have any formal policy for hedging against currency risk. The Group ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Group has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily Hong Kong Dollar (“HKD”), Renminbi (“RMB”) and Khmer Riel (“KHR”).

At the end of each reporting period, the Group’s exposure to foreign currency risk is as follows:

	March 31, 2024			March 31, 2025
	HKD	RMB	KHR	HKD	RMB	KHR
	US$	US$	US$	US$	US$	US$
Financial assets
Trade and other receivables	—	—	208,020	—	—	193,337
Cash and bank balances	15,312	753	—	426	32	—

Financial liabilities
Trade and other payables	(302,616)	(14,348)	(21,939)	(850,436)	(65,328)	(27,408)
Borrowings	(5,479,433)	—	—	(1,961,969)	—	—
Net exposure	(5,766,737)	(13,595)	186,081	(2,811,979)	(65,296)	165,929

The weakening of US$ against the foreign currencies denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	Profit or loss (after tax)
	March 31, 2024	March 31, 2025
	US$	US$
HKD strengthening 5% (2024: 5%)	288,337	140,599
RMB strengthening 5% (2024: 5%)	679	3,265
KHR strengthening 5% (2024: 5%)	(9,304)	(8,296)

The weakening of US$ against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Group.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Assets and liabilities not measured at fair value

Cash and cash equivalents, amounts due from/to related parties, loans to related parties, other receivables and other payables

The carrying amount of these balances approximate their fair value due to the short-term nature of these balances.

Trade receivables and trade payables

The carrying amount of these receivables and payables approximate their fair value as they are subject to normal trade credit terms.

Lease liabilities and bank borrowings

The carrying amount of these balances approximate their fair value as they are subject to interest rates close to the market rate of interest for similar arrangements with financial institutions.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Financial instruments by category

At the reporting date, the aggregate carrying amount of financial assets and receivables and financial liabilities at amortized cost were as follows:

	March 31, 2024	March 31, 2025
	US$	US$
Financial assets measured at amortized cost
Trade and other receivables	719,435	1,260,935
Amounts due from related parties	2,053,318	1,053,708
Loans to related parties	4,001,174	4,291,215
Cash and bank balances	235,348	102,697
	7,009,275	6,708,555

Financial liabilities measured at amortized cost
Trade and other payables	2,002,288	4,252,009
Lease liabilities	243,264	168,548
Borrowings	7,184,114	5,088,600
	9,429,666	9,509,157

24.	Capital management

The Group manage their capital to ensure that the Group is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Group consists of equity attributable to owners of the Company, comprising issued share capital, reserves and retained earnings as presented in the consolidated statements of changes in equity.

The Group manage its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Group is in compliance with externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended March 31, 2025.

25.	Commitments and contingencies

The Company is currently not a party to any material legal proceedings, investigation or claims. However, the Company, from time to time, may be involved in legal matters arising in the ordinary course of its business. While management believes that such matters are currently not material, there can be no assurance that matters arising in the ordinary course of business for which the Company is or could become involved in litigation, will not have a material adverse effect on its business, financial condition or results of operations.

26.	Events after reporting period

The Company evaluated all events and transactions that from March 31, 2025, up through July 31, 2025 which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements except below:

On June 25, 2025, the Company completed its initial public offering. In this offering, the Company issued 2,000,000 Class A ordinary shares at a price of US$4.00 per shares. The Company received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses. The Ordinary Shares began trading on June 25, 2025 on the Nasdaq Capital Market under the ticker symbol “FMFC”.

On July 16, 2025, the underwriters exercised the over-allotment option to purchase an additional 300,000 ordinary shares of the Company, par value US$0.00001 per share, at a price of US$4.00 per share.

Gross proceeds of the Company’s IPO, including the proceeds from the sale of the Over-allotment Shares, totaled approximately US$9.2 million, before deducting underwriting discounts and other related expenses.

As at July 2025, all outstanding borrowings have been fully repaid and discharged.