Form 20-F/A
period 2025-03-31
Kandal M Venture Ltd
filed 2026-02-02
CIK 2024656

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F/A

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

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

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer, “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A (“Amendment No. 1”) amends the Annual Report on Form 20-F of Kandal M Venture Limited (“KMV,” “we,” or the “Company”) for the fiscal year ended March 31, 2025, filed with the Securities and Exchange Commission on July 30, 2025 (the “Original Form 20-F”). Unless otherwise indicated or unless the context otherwise requires, all references herein to this Annual Report on Form 20-F, this Form 20-F, this Annual Report and similar names refer to the Original Form 20-F, as amended by this Amendment No. 1.

This Amendment No. 1 is being filed in response to comments received from the Staff of the Securities and Exchange Commission (the “SEC”) in letters dated January 21, 2026, requesting that the Company amend its Form 20-F to disclose its conclusion regarding the effectiveness of its disclosure controls and procedures as of March 31, 2025, as required by Item 15(a) of Form 20-F and include the language required by Instruction 1 of the Instructions to Item 15 of Form 20-F.

Accordingly, this Amendment No. 1 solely amends section headed “Part II - Item 15. Controls and Procedures – Disclosure Control and Procedures” of the Original Form 20-F. In connection with this amendment, the Company is also including currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002. These certifications are filed as Exhibits 12.1, 12.2, 13.1 and 13.2 to this Amendment No. 1.

This Amendment No. 1 does not reflect any changes to the consolidated financial statements included in the Original Form 20-F, nor does it amend, update or modify any other information or disclosures contained therein. Except as expressly set forth herein, this Amendment No. 1 speaks as of the date of the filing of the Original Form 20-F.

i

PART II

Item 15. Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of March 31, 2025. Based on that evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures as of March 31, 2025 were effective.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

This Annual Report on Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART III

Item 17. Financial Statements.

The consolidated financial statements of the Company are included at the end of this annual report.

Item 18. Financial Statements.

The consolidated financial statements of the Company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1.1#	Memorandum and Articles of Association currently in effect
2.1#	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
2.2#	Description of Securities
4.1#	Underwriting Agreement dated June 24, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on June 26, 2025)
8.1#	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.1#	Lease Agreement entered by FMF Manufacturing Co., Ltd. with Prech Thorng regarding Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia dated January 2, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.2#	Management fees and share of directors remuneration agreement entered by Prospect Focus Ltd and Fashion Focus Manufacturing Limited dated April 1, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.3#	Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated February 27, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.4#	Facility letter entered by Prospect Focus Limited as one of the borrowers and CTBC Bank Co., Ltd, Hong Kong Branch as lender dated May 23, 2023 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.5#	4th Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated March 18, 2024 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.6#	Facility letter entered by Prospect Focus Limited as one of the borrowers and CTBC Bank Co., Ltd, Hong Kong Branch as lender dated May 31, 2024 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.7#	1st Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated July 5, 2023 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.8#	2nd Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated November 1, 2023 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.9#	3rd Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated December 21, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
11.1#	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
12.1*	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1*	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1#	Clawback Policy of the Company
101	Inline XBRL Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

# Previously filed with the SEC as an exhibit and incorporated by reference to our Annual Report on Form 20-F, filed on July 30, 2025.

* Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kandal M Venture Limited

	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

Date: February 2, 2026

3