Form 20-F
period 2026-03-31
Kandal M Venture Ltd
filed 2026-07-30
CIK 2024656

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2026

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

+855-23425205, Fok Yui Kwong, CEO
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

An aggregate of 15,300,000 Class A ordinary shares, par value US$0.00001 per share, as of March 31, 2026.

An aggregate of 3,000,000 Class B ordinary shares, par value US$0.00001 per share, as of March 31, 2026.

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

CONVENTIONS THAT APPLY TO THIS ANNUAL REPORT

Unless otherwise indicated or the context otherwise requires, all references in this annual report to:

●	“Articles” or “Articles of Association” are to the second amended and restated articles of association of our Company, as amended, supplemented and/or otherwise modified from time to time;

●	“BVI” is to the British Virgin Islands;

●	“BVI Act” is to the BVI Business Companies Act as amended, supplemented or otherwise modified from time to time;

●	“Cambodia” is to the Kingdom of Cambodia;

●	“Cambodia Factory” is to the production site of FMF located in Kandal Province, Cambodia;

●	“Cambodian Government” is to the Royal Government of Cambodia;

●	“Class A Ordinary Share(s)” are to the Class A ordinary share(s) with a par value of US$0.00001 each of KMV;

●	“Class B Ordinary Share(s)” are to the Class B ordinary share(s) with a par value of US$0.00001 each of KMV;

●	“Companies Act” is to the Companies Act (As Revised) of the Cayman Islands, as amended, supplemented or otherwise modified from time to time;

●	“Controlling Shareholder” is to DMD Venture Limited;

●	“EUR” is to Euro, the legal currency of the European Union;

●	“Exchange Act” is to the U.S. Securities Exchange Act of 1934, as amended;

●	“FMF” is to FMF Manufacturing Co., Ltd., a company established in Cambodia with limited liability, a direct wholly-owned subsidiary of PFL and an indirect wholly-owned subsidiary of KMV and PMV;

●	“HKD” or “HK$” are to the legal currency of Hong Kong;

●	“Hong Kong” is to the Hong Kong Special Administrative Region of the PRC;

●	“IPO” is to an initial public offering of securities;

●	“KHR” is to Riel, the legal currency of Cambodia;

●	“Mainland China” is to the mainland of the People’s Republic of China, excluding for the purpose of this annual report, Hong Kong and Macau, and Taiwan;

●	“Memorandum” or “Memorandum of Association” is to the amended and restated memorandum of association of our Company adopted on March 21, 2024 as amended, supplemented and/or otherwise modified from time to time;

●	“Ordinary Share(s)” or “Share(s)” are to the Class A Ordinary Share(s) and the Class B Ordinary Share(s);

●	“Our operating subsidiary” or “operating subsidiary” is to FMF;

●	“PFL” is to Prospect Focus Limited, a company incorporated in Hong Kong with limited liability, a direct wholly-owned subsidiary of PMV and an indirect wholly-owned subsidiary of KMV;

●	“PMV” is to Padachi M Venture Limited, a company incorporated in the BVI with limited liability, a direct wholly-owned subsidiary of KMV;

●	“PRC” or “China” is to the People’s Republic of China, including, for the purpose of this annual report, the special administrative regions of Hong Kong and Macau;

●	“RMB” are to Renminbi, the legal currency of Mainland China;

●	“Securities Act” is to the U.S. Securities Act of 1933, as amended;

●	“US” is to the United States;

●	“U.S. dollars” or “US$” or “dollars” or “USD” are to the legal currency of the United States;

●	“We”, “us”, “our”, “our Company”, the “Company”, “our Group”, the “Group”, or “KMV” in this Annual Report are to Kandal M Venture Limited, an exempted company incorporated in the Cayman Islands with limited liability under the Companies Act on January 16, 2024, that issued the Class A Ordinary Shares being offered; and

●	“WTO” is to World Trade Organization.

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

Our total revenue was generated from three customers for the years ended March 31, 2026 and four customers for the years ended March 31, 2025. Out of these customers, we have one customer whose contribution accounted for 74.2% and 79.8% of our total revenue for the years ended March 31, 2026 and 2025, respectively. Given that our Group is not the exclusive supplier to these customers, and that the group of companies to which certain of these customers belong are fashion conglomerates that provide fashion items other than handbag, these customers have suppliers other than our Group. Despite that our customers issued letters of authorization to us, we do not have long-term agreements with any of these customers, and their purchases are made on an order-by-order basis. Our business with our customers has been, and we expect it will continue to be, conducted based on the actual orders received from time to time. Our customers are not obligated in any way to continue placing orders with us at the same or increasing levels, or at all. Their level of demand for our products may fluctuate significantly from period to period. Such fluctuation is attributable mainly to changes in customer demand, including their business strategies, operational needs and product portfolio. Even if we are able to maintain our business relationship with our major customers, the popularity of their brands may decline for reasons of changes in consumer trends or preferences in the affordable luxury market, a loss of goodwill and reputation of them or other reasons. In addition, the decline of popularity in their brands in one region may affect the popularity of such brands in other regions, and the decline of popularity in one or some lines of their products may affect their other lines of products, which may all in turn adversely affect our operations as well as financial results.

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

The cost of labor in Cambodia has been increasing over the past several years as a result of union-spurred and government-mandated wage increases and other changes in Cambodia and Cambodian labor laws, as well as increasing competition for skilled workers among manufacturers. Starting from January 2016, social security insurance in Cambodia became effective, which includes requirements with respect to the monthly contribution by employer to the Cambodia National Social Security Fund. Benefits of the social security insurance include the health care scheme (which includes preventive health service, treatment and medical care service, and daily allowances during work suspension resulting from disease treatment or accidents occupational risk), pensions (including old-age pension, disability pension, survivors pension and funerary benefits), disability allowance and allowances for maternity leave and sick leave. The social security insurance scheme covers all of our employees in Cambodia, and involves enhanced compliance and enforcement measures. Besides the social security insurance contributions, since the reform to the Cambodian Labor Law in 2018, a new annual seniority indemnity payment was introduced which obliges us to discharge the former dismissal indemnity to our employees who are employed under undetermined duration contracts every half a year. We are also obliged by the Cambodian Labor Law to provide a severance payment of 5% for employees under a fixed duration contract upon the expiration or early termination of their contract. As a result, we have incurred and will continue to incur increased costs to ensure that our facilities and employees are in compliance with these and any other applicable labor laws that are implemented in the future.

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

Under the Law on Investment dated October 15, 2021, foreign investors are guaranteed non-discriminatory treatment (except to ownership of land) by the Cambodian Government, which includes, among others, protection against any nationalization actions by the Cambodian Government that could adversely affect private properties ownership in Cambodia. An exception to this is where expropriation  is in the public and national interest, in which case the following conditions shall be met — (1) it shall be non-discriminatory; (2) there must be fair and just compensation; and (3) it must comply with the laws and procedures in force for expropriation  including the Law on Expropriation dated February 26, 2010.

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

We are vulnerable to natural disasters and other calamities. Fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events may give rise to server interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to operate, including communicating with clients and the relevant listing authorities. Moreover, our business and ability to operate could also be adversely affected by Ebola virus disease, Zika virus disease, H1N1 flu, H7N9 flu, avian flu, SARS or other epidemics.

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

Our operations may be affected by the congestion and delays across global shipping networks.

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

We use various machinery and equipment, including cutting machines, computerized sewing machines, pressing machines, skiving machines and glue machines in our production facility. Our future capital requirements may be substantial as we seek to expand our operations and production capacity, including purchasing new machinery and equipment. There is no assurance that we will have adequate internal and external resources to fund our future capital requirements. We may from time to time need to raise additional funds to meet such capital requirements. However, any equity or debt financing, if available at all, may be on terms that are not favorable to us. A large amount of bank borrowings and other debts may result in a significant increase in interest expenses while at the same time exposing us to increased interest rate risks. Equity financings could result in dilution to the shareholding of our shareholders, and the securities issued in future financings may have rights, preferences and privileges that are senior to those of our Shares. If we fail to obtain necessary funding on acceptable terms or at all, we may be forced to delay capital investment projects, research and development activities, potential acquisitions and investments or otherwise curtail or cease operations.

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

Geopolitical conflicts, military actions, sanctions, trade restrictions, and related market disruptions could materially and adversely affect our business, financial condition, results of operations, and prospects.

Geopolitical conflicts, military actions, civil unrest, terrorism, economic sanctions, trade restrictions, and other international tensions may adversely affect global economic and financial markets. Such events may contribute to increased volatility in commodity, energy, foreign exchange, and capital markets, disrupt global trade and supply chains, reduce consumer and business confidence, and negatively affect economic activity in the regions in which we operate or from which we source goods and services. Although we are not currently aware of any material direct impact of such events on our business, operations, financial condition, or results of operations, geopolitical developments may indirectly affect us through their impact on customers, suppliers, service providers, financial institutions, logistics networks, or other counterparties. Such events could result in supply chain disruptions, increased costs, reduced demand for our products or services, delays in obtaining materials or services, limitations on access to capital, heightened regulatory scrutiny, or other operational challenges.

The extent, duration, and impact of any geopolitical conflict or related governmental response, including sanctions, export controls, tariffs, and other restrictions, are difficult to predict and may be significant. Any resulting disruptions could exacerbate other risks described in this Annual Report and could materially and adversely affect our business, financial condition, results of operations, cash flows, and prospects. In addition, periods of heightened geopolitical tension may increase cybersecurity, operational, and compliance risks. We may be subject to attempted cyberattacks, data breaches, disruptions to information technology systems, or increased sanctions and regulatory compliance obligations. While we monitor such risks and assess appropriate mitigation measures from time to time, there can be no assurance that our business will not be adversely affected by future geopolitical developments or related market disruptions.

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

The trading price of our Class A Ordinary Shares is likely to be volatile. After the IPO, we have a relatively small public float due to the relatively small size of the IPO, and the concentrated ownership of our Class A Ordinary Shares. As a result of our small public float, our Class A Ordinary Shares may be less liquid and have greater stock price volatility than the shares of companies with broader public ownership. Our stock price could be subject to wide fluctuations in response to a variety of other factors, which include:

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

There is uncertainty as to whether the courts of Cambodia would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) adjudicate  original actions brought in Cambodia against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (i) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and (ii)  the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K upon the occurrence of specified significant events. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our Shares. Furthermore, foreign private issuers are not required to file their annual report on Form 20-F until one hundred twenty (120) days after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within seventy-five (75) days after the end of each fiscal year. Foreign private issuers also are exempt from Regulation Fair Disclosure, aimed at preventing issuers from making selective disclosures of material information. As a result of the above, you may not have the same protections afforded to shareholders of companies that are not foreign private issuers.

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

As most of our customers designate suppliers of raw materials which we are mandated to use in the manufacturing of their products, we do not generally maintain a high level of raw material inventory. We and our customers place purchase orders for raw materials and components purchased by us and designated by them as close as possible to the required delivery time, depending on our production requirements and the type of raw materials or components.

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

CUSTOMERS

Our customers are mainly well-known global fashion brands headquartered in the United States. Our total revenue was from three customers for the years ended March 31, 2026 and four customers for the years ended March 31, 2025. Out of these customers, we have one customer whose contribution accounted for approximately 74.2% and 79.8% of our revenue, respectively, for the years ended March 31, 2026 and 2025, respectively.

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

For the years ended March 31, 2026 and 2025, we were not aware of any material claims against us in relation to defective products, nor any material product returns from our customers.

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

Our production site, the Cambodia Factory:

EMPLOYEES

As of March 31, 2026, we employed a total number of 1,264 full-time employees, of which 1,258 of them are based in Cambodia and 6 of them are based in Hong Kong.

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

Item 5. Operating and Financial Review and Prospects

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this annual report. This report contains forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties, and assumptions. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information-D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

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

Direct labor cost

Direct labor cost of our Group was approximately US$4,133,000 and US$$4,102,000 for the years ended March 31, 2026 and 2025, respectively, representing approximately 29.8% and 29.7% of our total cost of sales, respectively. Competition for skilled labor in Cambodia has been more intense in recent years. The average labor cost in Cambodia has been on an increasing trend due to higher cost of living and the implementation of the 2026 government-mandated increase of the minimum wages in 2026 via Notification on the Determination of Minimum Wage for Employees in the Textile, Garments, Footwear Travel Goods and Bags Industry (the “2026 Minimum Wage Notification”) from US$208 to US$210 in Cambodia. Based on the 2026 Minimum Wage Notification, the minimum wage including all mandatory employment benefits, including the seniority bonus, the attendance, the accommodation and transportation allowance, and the meal allowance for overtime work. Each of our employees will receive, on average, at least US$303 per month. We cannot assure that we will be able to recruit and retain sufficient workforce in a timely manner or that our labor cost will remain stable in the future. Any material changes in the direct labor costs would affect our results of operation and profitability.

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

Year ended March 31, 2025 compared to year ended March 31, 2026

The table below sets forth the age analysis of our gross accounts receivable at the end of each period:

As of March 31,	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2026 (US$)	1,810,275	—	—	—	—	1,810,275
2025 (US$)	963,793	141,108	92,415	2,667	—	1,199,983

The table below sets forth the subsequent settlements as of June 30, 2026 related to our accounts receivable as of March 31, 2026:

	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2026 (US$)	1,740,985	—	—	—	—	1,740,985

The table below sets forth the accounts receivable balance net of subsequent settlements as at June 30, 2026:

	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2026 (US$)	69,290	—	—	—	—	69,290

The table below sets forth the allowance for expected credit losses for each aging group of our gross accounts receivable at the end of each period:

As of March 31,	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2026 (US$)	(37,773)	—	—	—	—	(37,773)
2025 (US$)	(8,096)	(1,185)	(776)	(22)	—	(10,079)

The table below sets forth the percentage of allowance for expected credit losses for each aging group of our accounts receivable at the end of each period:

As of March 31,	Current	< 30 days	31 – 60 days	61 – 90 days	91 – 120 days	Total
2026	2.1%	—	—	—	—	2.1%
2025	0.8%	0.8%	0.8%	0.8%	—	0.8%

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

Results of Operations

Year ended March 31, 2025, compared to year ended March 31, 2026

The following table sets forth a summary of the consolidated results of operations of us for the periods indicated.

	For the years ended March 31,
	2025	2026
	US$	US$
Revenue	17,186,677	17,128,067
Cost of sales	(13,829,471)	(13,885,050)
Gross profit	3,357,206	3,243,017
Selling and distribution expenses	(304,406)	(245,153)
General and administrative expenses	(2,677,883)	(2,675,644)
Income from operations	374,917	322,220
Interest expenses	(582,013)	(134,894)
Other income	436,050	243,079
Income before income taxes	228,954	430,405
Income tax expense	(19,281)	(194,780)
Net income	209,673	235,625

Revenue

For the years ended March 31, 2025, and 2026, we generated our revenue through sales of leather goods.

Our revenue decreased slightly by US$58,610 or 0.3%, from US$17,186,677 for the year ended March 31, 2025 to US$17,128,067 for the year ended March 31, 2026.

Cost of sales

Our cost of sales consists mainly of raw material costs, direct labor costs and factory overheads. Our cost of sales increased by US$55,579 or 0.4%, from US$13,829,471, for the year ended March 31, 2025 to US$13,885,050 for the year ended March 31, 2026.

Gross profit and gross profit margin

Our gross profit decreased by US$114,189 or 3.4%, from US$3,357,206, for the year ended March 31, 2025 to US$3,243,017 for the year ended March 31, 2026. Our gross profit margin decreased by 0.6 percentage points from 19.5% for the year ended March 31, 2025 to 18.9% for the year ended March 31, 2026. The decrease was primarily due to additional production supervisors and quality control personnel, and increased indirect material costs and overheads.

Selling and distribution expenses

Our selling and distribution expenses consisted of export expenses, trucking costs and customs clearance fees. The amounts decreased by $59,253 or 19.5%, from US$304,406 for the year ended March 31, 2025 to US$245,153 for the years ended March 31, 2026. The decrease was mainly due to better production planning which lowered the distribution expenses.

Administrative expenses

Our administrative expenses consisted of salaries, welfare and other benefits, director’s remuneration, management fees, professional services fees, office expenses and utilities, depreciation and others.

The following table sets forth a breakdown of our administrative expenses for the years ended March 31, 2025 and 2026:

	For the years ended March 31,
	2025	2026
	US$	US$
Salaries, welfare and other benefits	978,362	1,420,145
Management fees	274,987	7,323
Directors’ remuneration	242,200	352,421
Directors’ fees	—	108,577
Office expenses and utilities	77,770	84,209
Professional services fees	897,608	502,831
Depreciation	30,604	35,101
Others	176,352	165,037
	2,677,883	2,675,644

Salaries, welfare and other benefits

Our salaries, welfare and other benefits increased by $441,783 or 45.2%, from US$978,362 for the year ended March 31, 2025 to US$1,420,145 for the years ended March 31, 2026. The increase was primarily due to additional production supervisors and quality control personnel.

Management fees

Our management fee represented service fees for general corporate management paid to a related company during the year, decreased by US$267,664 or 97.3%, from US$274,987 for the year ended March 31, 2025 to US$7,323 for the year ended March 31, 2026. The related party management fee arrangement had been discontinued upon listing.

Office expenses and utilities

Our office expenses and utilities consist mainly of office rental expense, electricity and water charges, travelling and stationery expenses. The amounts remained relatively stable for the years ended March 31, 2025 and 2026, respectively.

Professional services fees

Our professional services fees consist mainly of fees paid to external lawyers and consultants. Professional services fees decreased by US$394,777 or 44.0% from US$897,608 for the year ended March 31, 2025 to US$502,831 for the year ended March 31, 2026, which was primarily due to one-off IPO fees and financial advisor fees in 2025.

Depreciation

Our depreciation remained relatively stable for the year ended March 31, 2025 and 2026.

Others

Other expenses remained relatively stable for the year ended March 31, 2025 and 2026.

Interest expenses

Our interest expenses mainly represented interest on short term financing, supply chain financing and revolving loans. Our interest expenses decreased by US$447,119 or 76.8% from US$582,013 for the year ended March 31, 2025 to US$134,894 for the year ended March 31, 2026, mainly due to repayment and full settlement of the borrowings during the year ended March 31, 2026.

Other income

The following table sets forth a breakdown of other income for the years ended March 31, 2025 and 2026:

	For the years ended March 31,
	2025	2026
	US$	US$
Interest income from loans to related parties	370,705	23,736
Interest income from loans to third party	—	180,528
Interest income from fixed deposit	—	30,403
Sundry income	74,618	15,278
Gain/(loss) on foreign exchange, net	(9,273)	(6,866)
	436,050	243,079

Our other income primarily included interest income from loans to related parties and third party, interest income from fixed deposit, sundry income and gain on foreign exchange. Our other income decreased by US$192,971 or 44.3% from US$436,050 for the year ended March 31, 2025 to US$243,079 for the year ended March 31, 2026. The decrease was primarily due to the decrease in interest income from loans extended to the related parties and sundry income, offset by an increase in interest income from loans to third party and fixed deposit. The related party loan arrangement had been discontinued upon listing.

Provision for income tax expense

The following table sets forth a breakdown of provision for income tax expense for the years ended March 31, 2025 and 2026:

	For the years ended March 31,
	2025	2026
	US$	US$
Current income tax expense	35,439	213,299
Deferred taxation	(16,158)	(18,519)
Total	19,281	194,780

Our overall effective tax rate increased by 36.9 percentage points from 8.4% for the year ended March 31, 2025 to 45.3% for the year ended March 31, 2026. The increase is mainly due to a reversal of overprovision of prior year tax in 2025, in addition to the complete utilisation of tax losses brought forward in 2026.

Net income

As a result of the foregoing, our net income increased by US$25,952 or 12.4% from US$209,673 for the year ended March 31, 2025 to US$235,625 for the year ended March 31, 2026. The increase was mainly due to the decrease in interest expenses, offset by the decrease in gross profits and other income.

B.	Liquidity and Capital Resources

The following table sets forth a breakdown of our current assets and liabilities as of the dates indicated.

	As at March 31,
	2025	2026
	US$	US$
CURRENT ASSETS
Cash and cash equivalents	102,697	3,583,757
Trade and other receivables	1,497,817	2,032,477
Deferred initial public offering (“IPO”) costs	795,771	—
Amounts due from related parties	1,053,708	72,033
Loans to related parties	4,291,215	—
Inventories	1,646,333	2,549,920
Total current assets	9,387,541	8,238,187

CURRENT LIABILITIES
Trade and other payables	4,424,830	3,041,100
Lease liabilities	80,916	87,632
Borrowings	5,088,600	—
Income tax payable	8,330	27,178
Total current liabilities	9,602,676	3,155,910
Net current assets	(215,135)	5,082,277

Trade and other receivables

The following table sets forth a breakdown of our trade and other receivables, net as of the dates indicated:

	As at March 31,
	2025	2026
	US$	US$
Trade receivables – third parties	1,199,983	1,810,275
Less: Allowance for expected credit losses of trade receivables – third parties	(10,079)	(37,773)
	1,189,904	1,772,502
Other receivables:
– third parties	2,271	5,862
Deposits	68,760	68,840
Prepayments	43,545	54,099
VAT refundable	316,530	163,968
Less: Allowance for expected credit losses for non-trade receivables	(123,193)	(32,794)
	1,497,817	2,032,477

Trade receivables, net

Trade receivables represented receivables from our customers arising from our sales. We generally grant our customers a credit period ranging from 30 to 90 days, depending on their reputation, transaction history and the products purchased. Our trade receivables, net, increased by US$582,598 or 49.0% from US$1,189,904 for the year ended March 31, 2025 to US$1,772,502 for the year ended March 31, 2026. The increase was due to higher sales amount for the months of February and March 2026, compared to the same period of 2025.

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

Deposits

Our deposits mainly comprised of refundable deposit of factory rental and utilities. Our deposits remained relatively stable at US$68,760 and US$68,840 as of March 31, 2025 and 2026, respectively.

Prepayments

Our prepayments mainly comprised of prepayment for factory insurance, advance payment to supplier, and other prepaid expenses. Our prepayments remained relatively stable at US$43,545 and US$54,099 as of March 31, 2025 and 2026, respectively.

Amounts due from/to related parties

The amounts due from/to the related parties are unsecured, interest free and without fixed repayment terms. These balances mainly represented funds advanced to related parties and payment of operating expenses by the Group on behalf of the related parties.

Loans to related parties

Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans. Loans to related parties had been discontinued upon listing.

Inventories

Our inventories mainly comprised of raw materials, work-in-progress, finished goods and goods-in-transit. Our inventories increased by US$903,587 or 54.9% from US$1,646,333 as of March 31, 2025 to US$2,549,920 as of March 31, 2026, respectively. The increase in inventories was mainly due to an increase in raw materials and work-in-progress at the year end. Our major raw materials include leather, fabric, and hardware. Other raw materials include edge paint.

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

Trade and other payables

The following table sets forth a breakdown of our trade and other payables, net as of the dates indicated:

	As of March 31,
	2025	2026
	US$	US$
Trade payables – third parties	2,568,272	1,990,823
Advance payment from customers	172,821	214,746
Accrued expenses	1,292,291	801,600
Other payables	391,446	33,931
	4,424,830	3,041,100

Trade payable-third parties

Our trade suppliers usually grant us a credit period between 30 and 60 days.

Our trade payable decreased by US$577,449 or 22.5% from US$2,568,272 as of March 31, 2025 to US$1,990,823 as of March 31, 2026. The decrease was due to higher payment amount to suppliers in March 2026 as compared to the same period in 2025.

Advance payment from customers

We receive advance payment from customers of up to 40% for new orders from certain customers. Our advance payment from customers remained relatively stable at US$172,821 and US$214,746 as of March 31, 2025 and 2026, respectively.

Accrued expenses

Our accrued expenses mainly represented accrued staff cost and benefits, professional fees, interest expenses and others. Our accrued expenses decreased by US$490,691 or 38.0% from US$1,292,291 as of March 31, 2025 to US$801,600 as of March 31, 2026. The decrease was mainly due to the decrease in accrual for one-off professional fees relating to the IPO, which had been fully settled post IPO.

Other payables

Our other payables mainly included payables for other taxes payable and provisions. Our other payables decreased by US$357,515 or 91.3% from US$391,446 as of March 31, 2025 to US$33,931 as of March 31, 2026, which was mainly due to the decrease in payables for one-off professional fees relating to the IPO.

Lease liabilities

Our lease liabilities are related to the lease of factory. Operating lease assets and liabilities are included in the items of operating lease right-of-use assets, net, operating lease liabilities, current portion, and operating lease liabilities, non-current portion on the consolidated balance sheets.

Borrowings

Type	Drawn/ Maturities	Interest Rate	March 31, 2025	March 31, 2026
			US$	US$
Trade financing	April 10, 2025 to July 18, 2025	5.70% – 6.56%	584,350	—
Export financing	May 15, 2025 to June 30, 2025	5.38% – 6.62%	4,504,250	—
Total			5,088,600
Borrowings, current portion			5,088,600	—
Borrowings, non-current portion			—	—
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

As of March 31, 2026, all outstanding borrowings have been fully repaid and discharged.

Cash Flows

Our use of cash primarily related to operating activities. We have historically financed our operations primarily through our cash flow generated from our operations and advances from related parties.

The following table sets forth a summary of our cash flows information for the years indicated:

	For the year ended March 31,
	2025	2026
	US$	US$
Cash and cash equivalents at the beginning of the year	235,348	102,697
Net cash generated from operating activities	2,134,565	(1,884,807)
Net cash used in investing activities	(581,839)	(2,632,884)
Net cash used in financing activities	(1,685,377)	7,998,751
Cash and cash equivalents at the end of the year	102,697	3,583,757

Cash generated from/(used in) operating activities

Our cash inflow from operating activities was principally from receipt of sales. Our cash outflow used in operating activities was principally for payment of purchases of raw materials, staff costs and other operating expenses.

For the year ended March 31, 2026, we had net cash used in operating activities of US$1,884,807 mainly arising from net profit from operations of US$430,405, as adjusted for non-cash items and changes in operating assets and liabilities. Adjustments for non-cash items primarily consisted of (i) depreciation of property, plant and equipment of US$199,328; (ii) depreciation of right-of-use assets of US$69,242; (iii) reduction in provision for slow moving inventory of US$40,011; (iv) interest expenses of US$143,340; (v) interest income from loan to related party of US$23,736; (vi) and reduction in provision for expected credit loss on VAT refundable of US$90,399. Changes in operating assets and liabilities mainly include (i) the increase in trade and other receivables of US$471,955; (ii) the increase in inventories of US$863,576; and (iii) the decrease in trade and other payables of US$859,757.

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

Cash used in investing activities

For the year ended March 31, 2026, net cash used in investing activities was US$2,632,884 which was mainly due to payments for professional fees relating to the IPO expenses of US$ 307,648 and investment in an associate of US2,500,000.

For the year ended March 31, 2025, net cash used in investing activities was US$581,839 which was mainly due to payments for professional fees relating to the IPO expenses.

Net cash used in financing activities

For the year ended March 31, 2026, net cash generated from financing activities of US$7,998,751 mainly consisted of net proceeds from issuance of IPO shares of US$8,014,981, repayments of loans and advances from related parties of US$4,314,951 and US$981,675 respectively, offset by repayment of borrowings of US$5,088,600.

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

Capital Expenditures

We incurred capital expenditures of US$16,710 and US$36,167, for the years ended March 31, 2025 and 2026, respectively.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Item 6. Directors, Senior Management and Employees

A.	Directors and senior management

Set forth below is information concerning our directors, director appointees, and executive officers as at the date of this annual report.

Name	Age	Position(s)
Mr. Duncan Miao	49	Director and chairman of the board of Directors
Mr. Yui Kwong Fok	54	Chief Executive Officer and Director
Mr. Tai Mau Lam	53	Chief Financial Officer
Ms. Josephine Yan Yeung	44	Independent Director
Mr. Hiu Ming Eddie Leung	49	Independent Director
Dr. Man Ying Angela Yung	53	Independent Director

The following is a brief biography of each of our executive officers, directors, and director appointees:

Mr. Duncan Miao (“Mr. Miao”), our director since January 2024 and chairman of the board of directors, is primarily responsible for the day-to-day administrative and operational management of our Group, monitoring the management team of our Company and its subsidiaries, and overseeing and providing overall supervision and management of our leather goods manufacturing business. Mr. Miao graduated from Brown University with a bachelor of arts degree in economics in May 1998. Mr. Miao has around 24 years of experience in the leather goods manufacturing industry and has around four years of experience in corporate finance and private equity. From September 1998 to February 2001, Mr. Miao worked as an analyst and associate in the investment banking division in the New York office and the Hong Kong office of J.P. Morgan & Co.. Since April 2001, Mr. Miao has held various positions in Fashion Focus Manufacturing Limited, and he currently serves as its chief executive officer.

Mr. Yui Kwong Fok (“Mr. Fok”), our director and our chief executive officer, graduated from the Hong Kong University of Science and Technology with a bachelor of science in economics in 1995 and became a certified member of the Association of Chartered Certified Accountants (ACCA) in 2002. Mr. Fok has accumulated over 14 years of working experience in the banking and finance industry and over 16 years of working experience in the manufacturing industry. From September 1995 to August 1997, Mr. Fok worked at The China State Bank Ltd (now known as Bank of China) as a trainee. From September 1997 to March 1998, Mr. Fok worked at The First Pacific Bank Ltd as an assistant manager of credit and marketing. From May 1998 to October 2000, Mr. Fok worked at Wing Hang Bank as a senior officer. From November 2000 to December 2007, Mr. Fok worked at Hang Seng Bank Ltd in commercial banking, with his last position as the head of commercial banking section of the Macau branch. From December 2007 to April 2009, Mr. Fok worked at ING Asia Private Bank Ltd as an assistant director. From April 2009 to December 2025, Mr. Fok worked at Onpress PCB Ltd as a chief financial officer.

Mr. Tai Mau Lam (“Mr. Lam”), our chief financial officer, joined our Group since May 2026, is responsible for overseeing the financial control of the Group. Mr. Lam graduated from the University of Hong Kong with a bachelor degree in business administration in 1995. Mr. Lam has over 25 years of working experience in accounting, auditing and financial management. From September 1995 to April 1997, Mr. Lam worked at K. L. Young & Co. as an audit officer. From April 1997 to June 2001, Mr. Lam worked at Solectron Technologies (Shenzhen) Co., Ltd. with his last position as a finance manager. From July 2001 to September 2003, Mr. Lam worked at Solectron Technologies (Singapore) Pte. Ltd. as a finance manager. From September 2003 to March 2004, Mr. Lam worked at Power-One Ltd. (Hong Kong) as a finance manager. From April 2004 to May 2006, Mr. Lam worked at Hi-P International Ltd. as a financial controller. From July 2006 to July 2009, Mr. Lam worked at Desco Technologies Pte. Ltd. as a financial controller. From November 2009 to June 2012, Mr. Lam worked at Wincor Nixdorf Manufacturing (Shanghai) Co. Ltd. as a finance director. From June 2012 to May 2020, Mr. Lam worked at China Home Fashions Industries Ltd. as a financial controller. From August 2023 to May 2026, Mr. Lam worked at Grand Nice Development Limited as a senior finance manager.

Ms. Josephine Yan Yeung (“Ms. Yeung”), our independent director, the chairlady of the Audit Committee and the members of the Compensation Committee and the Nominating and of the Corporate Governance Committee, has over 20 years of experience in accounting, auditing, financial management, internal control and corporate governance. From September 2003 to July 2009, Ms. Yeung held various positions in Ernst & Young Hong Kong, where she last served as manager in the assurance and advisory business services department, specializing in auditing listed companies in Hong Kong. From August 2009 to May 2017, Ms. Yeung worked at Verdant Group Limited, a China focused private investment firm based in Hong Kong with last position as group finance director. Since May 2017, she has been practicing in Noble Partners CPA Company, a certified public accountant firm in Hong Kong. From October 2017 to May 2019, Ms. Yeung was the authorized representative and company secretary of Sunlight (1977) Holdings Limited (HKEx: 08451). From April 2018 to June 2020, Ms. Yeung was the authorized representative and company secretary of Tu Yi Holding Company Limited (HKEx: 01701). From September 2019 to April 2020, she was the company secretary of Link-Asia International MedTech Group Limited (formerly known as Link-Asia International Co. Ltd.) (HKEx: 01143). Since March 2024, Ms. Yeung was appointed as the Independent Director of Intelligent Group Limited (Nasdaq: INTJ) and since April 2024, Ms. Yeung was appointed as the Independent Director of Neo-Concept International Group Holdings Limited (Nasdaq: NCI). Ms. Yeung graduated from The Hong Kong University of Science and Technology in November 2003 with a Bachelor of Business Administration in Accounting degree. She was admitted as a member and fellow of the Association of Chartered Certified Accountants in February 2007 and February 2012, respectively. She was admitted as a member and fellow of the Hong Kong Institute of Certified Public Accountants in February 2008 and October 2017, respectively. She is currently a practising certified public accountant in Hong Kong.

Mr. Hiu Ming Eddie Leung (“Mr. Leung”), our independent director, graduated from the University of California, Berkeley with a bachelor of arts degree with a major in architecture in August 1999. Mr. Leung has approximately 25 years of experience in designing prestigious hospitality and residential interiors and store planning and design. From April 2024 to June 2025, Mr. Leung was the head of architecture design at Lane Crawford. Mr. Leung found Twenty Twenty Design Works Ltd in August 2023. From October 2009 to April 2023, Mr. Leung worked at Gucci with his last position as the director of store planning and facilities of Greater China.

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

We have also entered into agreements with all directors. Pursuant to the agreements, each director has agreed to attend and participate in such number of meetings of the board of directors and of the committees of which he or she may become a member as regularly or specially called, and will agree to serve as a director and will hold office until his or her successor takes office or until his or her earlier death, resignation or removal or the expiration of his or her term as provided in the written agreement with or board resolutions of our Company, if any. The directors’ services will be compensated by cash under the agreement in an amount determined by the board of director.

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

For the year ended March 31, 2026, we paid an aggregate of US$352,421 in cash (including salaries and retirement benefits scheme contribution) to our directors. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. We have not made any agreements with our directors or executive officers to provide benefits upon termination of employment. Our Hong Kong subsidiary is required by law to make contributions equal to certain percentages of each employee’s salary for his or her mandatory provident fund. Our Cambodia subsidiary is not required to make any monthly contributions to the National Social Security Fund in Cambodia.

Equity Compensation Plan Information

We have not adopted any equity compensation plans.

Outstanding Equity Awards at Fiscal Year-End

As of March 31, 2026, we had no outstanding equity awards.

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

	Number of Ordinary Shares		Approximate percentage of outstanding Ordinary	Approximate percentage of Voting
	Class A	Class B	Shares	power
Shareholder:
DMD Venture Limited(1)	6,560,000	3,000,000	52.24%	88.39%

Mr. Duncan Miao(2)	6,560,000	3,000,000	52.24%	88.39%

(1)	DMD Venture Limited, a company incorporated in the BVI with limited liability, owns 52.24% of the issued Shares of the Company as at the date of this annual report

(2)	Mr. Duncan Miao, the chairman of the board of Directors and a Director of the Company, owns 100% of the issued shares of DMD Venture Limited, the Controlling Shareholder.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation.

During and after the last completed fiscal year ended March 31, 2026, the Company was not required to prepare an accounting restatement, or any accounting restatement that required recovery of erroneously awarded compensation pursuant to the Company’s compensation recovery policy required by the Nasdaq listing rules, and there was no outstanding balance as of the end of the last completed fiscal year of erroneously awarded compensation to be recovered from the application of the policy to any prior restatement.

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

List of Related Parties

Name of related parties	Relationship with the Company
Fashion Focus Manufacturing Ltd	Under common control by the ultimate beneficial shareholders of the Company
Merit Focus Ltd	Under common control by the ultimate beneficial shareholders of the Company

Amounts Due From (To) Related Parties

As of March 31, 2024, 2025, 2026 and up to the date of this annual report, amounts due from/(to) related parties consisted of the following:

		Maximum	As of March 31,
Due from/(to) related parties	Nature	exposures	2024	2025	2026
			US$	US$	US$
Fashion Focus Manufacturing Ltd	Non trade and loan	3,000,000	2,108,288	1,053,708	72,033
Merit Focus Ltd	Loan	7,571,157	3,946,204	4,291,215	—
Total			6,054,492	5,344,923	—

Amounts due from and (to) related parties are non-interest bearing and repayable on demand. Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

Transactions with Related Parties

Related party transactions during the years ended March 31, 2024, 2025 and 2026 and up to the date of this annual report.

		For the years ended March 31,
Due to related parties	Nature	2024	2025	2026
		US$	US$	US$
Fashion Focus Manufacturing Ltd	Management fee charged from	223,548	274,987	7,323
Fashion Focus Manufacturing Ltd	Director’s remuneration charged from	114,000	242,200	66,959
Fashion Focus Manufacturing Ltd	Interest expense recharge to	(2,625)	(39,418)	—
Merit Focus Ltd	Interest expense recharge to	(162,743)	(331,287)	(23,736)
David Miao	Acquisition of shares	—	—	1,375,000
Duncan Miao	Acquisition of shares	—	—	1,125,000
Total		172,180	146,482	2,550,546

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

No dividend was approved and declared during the year ended March 31, 2025 and 2026.

Cash dividends, if any, on our Ordinary Shares will be paid in U.S. dollars.

B. Significant Changes

Except as disclosed elsewhere in this annual report and below, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

On April 8, 2026, PMV enter into a convertible bond purchase agreement (the “Agreement”) with Dumaine International Ltd (“Dumaine”) in connection to Dumaine’s sale and issuance of an aggregate principal amount of $2.5 million newly issued senior unsecured convertible bonds (the “Instrument”). Interest is payable by Dumaine to PMV semi-annually in cash under the Instrument at a rate of 6% per annum. The Instrument is due on the five-year anniversary of the date of issuance unless earlier converted or repaid. The Agreement includes customary representations, warranties, and covenants. Issued share capital of Dumaine was owned as to 15% by PMV, 38.25% by Mr. Miao Duncan and 46.75% by Mr. Miao Tai Wai, David. Mr. Miao Duncan is our Director and chairman of the board of Directors. Our controlling shareholder, DMD Venture Limited, is owned as to 45% by Mr. Miao Duncan and 55% by Mr. Miao Tai Wai, David. The transactions concerned constitute a related party transaction and has been duly approved by the board of Directors and audit committee of the Company.

With effect from May 25, 2026, Mr. Kwok Yi Feng will cease to be the chief financial officer of the Company; and with effect from May 11, 2026, Mr. Lam Tai Mau was appointed the financial controller of the Company (of the same work scope as position previously titled chief financial officer). On June 2, 2026, the Company has changed his title to Chief Financial Officer.

On June 5, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”) whereby the Company agreed to issue and sell a new series of senior unsecured convertible promissory notes of the Company (the “Notes”), in the aggregate original principal amount of up to $25,000,000, which Notes shall be convertible into the Company’s Class A Ordinary Shares, par value $0.00001 per share, in accordance with the terms therein. The Initial Closing (as defined in the Securities Purchase Agreement) occurred on June 5, 2026, whereby the Company issued and sold to the Investor an initial note in the aggregate original principal amount of $1,000,000. The Company and the Investor also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities as defined therein. On June 5, 2026, the Company also entered into a placement agency agreement (the “Placement Agency Agreement”) with Revere Securities LLC (the “Placement Agent”), pursuant to which the Placement Agent served as the exclusive placement agent in connection with the Offering. The Company agreed to pay the Placement Agent, a placement fee (the “Placement Fee”) equal to five percent (5%) of the aggregate gross proceeds received by the Company from the sale of the Notes at each closing of the Offering. In addition to the Placement Fee, the Company agreed to pay an advisory fee of $20,000 upon signing of engagement letter with the Placement Agent, $20,000 upon the Initial Closing, and $20,000 upon each subsequent Closing, if any.

The Second Closing of the Securities Purchase Agreement (as defined therein) occurred on June 25, 2026, whereby the Company issued and sold to the Investor a second note in the aggregate original principal amount of $1,000,000 (the “Second Note”). The Second Note bears interest at a rate of 10% per annum (subject to adjustment therein), and matures on June 5, 2029. The Second Note is convertible, in whole or in part, at any time after issuance, into Class A Ordinary Shares at 105% of the principal converted, subject to the terms therein.

Further to the sales and purchase agreement entered into between PMV and Dumaine on March 9, 2026 regarding acquisition of 15% of the total issued share capital of Dumaine, on June 8, 2026, PMV, Mr. Miao Duncan and Mr. Miao Tai Wai, David, entered into another sales and purchase agreement, pursuant to which PMV conditionally agreed to purchase, and Mr. Miao Duncan and Mr. Miao Tai Wai, David, conditionally agreed to sell, an aggregate of another 15% of Dumaine at aggregate consideration of US$2.5 million to be settled entirely in cash, which are to be funded solely by cash on hand of PMV. Immediately prior to the completion of the Agreement, issued share capital of Dumaine was owned as to 15% by PMV, 38.25% by Mr. Miao Duncan and 46.75% by Mr. Miao Tai Wai, David. Immediately after the completion of the Agreement, issued share capital of Dumaine was owned as to 30% by PMV, 31.50% by Mr. Miao Duncan and 38.50% by Mr. Miao Tai Wai, David.

Further to the delinquency letter from the Nasdaq Staff dated December 22, 2025, on June 23, 2026, the Company received another letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 21, 2026, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 21, 2026, Nasdaq Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq Staff’s determination to a Hearings Panel.

Item 9. The Offer and Listing.

A. Offer and Listing Details

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FMFC”.

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “FMFC”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. Additional Information.

A. Share Capital

As of the date of this annual report, our authorized share capital is US$50,000 divided into 5,000,000,000 shares of a par value of US$0.00001 each comprised of 4,975,000,000 Class A Ordinary Shares and 25,000,000 Class B Ordinary Shares. As of the date of this annual report and March 31, 2026, there were 15,3000,000 Class A Shares and 3,000,000 Class B Shares issued and outstanding.

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

The following table sets forth a summary of single customers who represent 10% or more of the Group’s revenue:

	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
	US$	US$	US$
Customer A	12,357,295	13,720,235	12,709,652
Customer B	1,333,936	1,900,521	2,650,143
Customer C	—	—	1,768,272
	13,691,231	15,620,756	17,128,067

The following table sets forth a summary of single customers who represent 10% or more of the Group’s trade receivable as at reporting period:

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Customer A	622,708	1,040,765	1,787,921
Customer B	—	159,218	22,354
	622,708	1,199,983	1,810,275

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

As at March 31, 2026, the bank facilities that was jointly guaranteed by PFL had been fully repaid and the financial guarantee under PFL had been completely discharged by the banks.

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

In assessing our liquidity, the Group monitors and analyze cash and cash equivalents and operating expenditure commitments. As of March 31, 2026, the Group current assets exceeded its current liabilities by US$5,082,277 and cash and cash equivalents amounted to approximately US$3,583,000. The Group has generated a profit amount approximately US$235,000 and having a net positive cash flow amounted to approximately US$3,481,000.

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

As of March 31, 2025 and 2026, if interest rates on bank borrowings had been 50 basis points higher/lower and all other variables were held constant, the Group’s profit/loss for the year would decrease by approximately US$1,100 and US$ Nil, respectively.

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

During the years ended March 31, 2026, 2025 and 2024, KMV did not declare or pay any dividends or distributions and there was no transfer of assets among KMV and its subsidiaries. If we determine to pay dividends on any of our Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our subsidiaries by way of dividend payments.

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of the Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. As required by Rule 13a-15(c) of the Exchange Act, our management conducted an evaluation of our company’s internal control over financial reporting as of March 31, 2026 based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of March 31, 2026. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness of our internal control over financial reporting to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Because we are an emerging growth company, this annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit committee financial expert.

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

EXPERTS

The consolidated financial statements as of and for the years ended March 31, 2026 and 2025 included in this Annual Report have been so included in reliance on the report of WWC, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The registered business address of WWC, P.C. is 2010 Pioneer Court, San Mateo, CA 94403, U.S.

Audit Fees

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by WWC, P.C, our independent registered public accounting firm, for the periods indicated.

	For the year ended March 31, 2024	For the year ended March 31, 2025	For the year ended March 31, 2026
	US$	US$	US$
Audit fee(1)	110,000	130,000	130,000
Audit-Related Fees(2)	30,000	30,000	30,000
Total	140,000	160,000	160,000

(1)	Audit fees include the aggregate fees billed for each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements or for the audits of our financial statements and review of the interim financial statements in connection with our initial public offering in 2024.

(2)	“Audit-related fees” means the aggregate fees billed for professional services rendered by our principal auditors for the assurance and related services, which mainly included the audit and review of financial statements and are not reported under “Audit fees” above.

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

Item 18. Financial Statements.

The consolidated financial statements of the Company are included at the end of this annual report.

Item 19. Exhibits.

Exhibit No.	Description of Exhibit
1.1	Memorandum and Articles of Association currently in effect (incorporated by reference to Exhibit 3.2 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
2.1	Registrant’s Specimen Certificate for Ordinary Shares (incorporated by reference to Exhibit 4.1 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
2.2	Description of Securities (incorporated herein by reference to the section titled “Description of Share” in the Registrant’s registration statement on Form F-1 (File No. 333-282786)), originally filed with the Securities and Exchange Commission on October 23, 2024, as amended, including any form of prospectus contained therein pursuant to Rule 424(b) under the Securities Act of 1933 and (ii) the Registrant’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on June 24, 2025)
4.1	Underwriting Agreement dated June 24, 2025 (incorporated by reference to Exhibit 1.1 of our Form 6-K filed with the Securities and Exchange Commission on June 26, 2025)
8.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.1	Lease Agreement entered by FMF Manufacturing Co., Ltd. with Prech Thorng regarding Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia dated January 2, 2017 (incorporated by reference to Exhibit 10.4 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.2	Management fees and share of directors remuneration agreement entered by Prospect Focus Ltd and Fashion Focus Manufacturing Limited dated April 1, 2021 (incorporated by reference to Exhibit 10.5 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.3	Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated February 27, 2023 (incorporated by reference to Exhibit 10.6 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.4	Facility letter entered by Prospect Focus Limited as one of the borrowers and CTBC Bank Co., Ltd, Hong Kong Branch as lender dated May 23, 2023 (incorporated by reference to Exhibit 10.7 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.5	4th Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated March 18, 2024 (incorporated by reference to Exhibit 10.8 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.6	Facility letter entered by Prospect Focus Limited as one of the borrowers and CTBC Bank Co., Ltd, Hong Kong Branch as lender dated May 31, 2024 (incorporated by reference to Exhibit 10.9 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)

Exhibit No.	Description of Exhibit
10.7	1st Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated July 5, 2023 (incorporated by reference to Exhibit 10.10 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.8	2nd Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated November 1, 2023 (incorporated by reference to Exhibit 10.11 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.9	3rd Supplemental Facility letter entered by Prospect Focus Limited as one of the borrowers and Bank of Communications (Hong Kong) Limited as lender dated December 21, 2023 (incorporated by reference to Exhibit 10.12 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
10.10	Form of Securities Purchase Agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026)
10.11	Form of Senior Convertible Notes (incorporated by reference to exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026)
10.12	Form of Registration Rights Agreement (incorporated by reference to exhibit 10.3 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026)
10.13	Form of Placement Agency Agreement (incorporated by reference to exhibit 10.4 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026)
10.14	Form of Sales and purchase agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on June 8, 2026)
10.15	Form of convertible bond purchase agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on April 6, 2026)
10.16	Form of Instrument (incorporated by reference to exhibit 10.2 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on April 6, 2026)
10.17	Sales and purchase agreement (incorporated by reference to exhibit 10.1 of our Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on March 24, 2026)
11.1	Code of Business Conduct and Ethics of the Registrant (incorporated by reference to Exhibit 99.3 of our Registration Statement on Form F-1 (File No. 333-282786) filed with the Securities and Exchange Commission)
12.1	Certification by Principal Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification by Principal Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certification by Principal Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification by Principal Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1	Clawback Policy of the Company (incorporated by reference to Exhibit 99.7 of our Report of Foreign Private Issuer on Form 6-k filed with the Securities and Exchange Commission on June 26, 2025)
101	Inline XBRL Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Kandal M Venture Limited

	By:	/s/ Duncan Miao
	Name:	Duncan Miao
	Title:	Chairman of the Board of Directors

Date: July 30, 2026

KANDAL M VENTURE LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:	The Board of Directors and Shareholders of
Kandal M Venture Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Kandal M Venture Limited and its subsidiaries (the “Company”) as of March 31, 2025 and 2026, and the related consolidated statements of profit or loss and other comprehensive income, changes in equity, and cash flows in each of the years for the three-years period ended March 31, 2026, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2025 and 2026, and the results of its operations and its cash flows in each of the years for the three-years period ended March 31, 2026, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

San Mateo, California
July 30, 2026

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	Note	March 31, 2025	March 31, 2026
		US$	US$
ASSETS
Non-current assets
Property, plant and equipment	4	512,601	349,440
Right-of-use assets	14	138,483	69,241
Other investment	5	—	2,500,000
Deferred tax assets	6	29,787	48,306
Total non-current assets		680,871	2,966,987

Current assets
Inventories	7	1,646,333	2,549,920
Trade and other receivables	8	1,497,817	2,032,477
Deferred initial public offering (“IPO”) costs	9	795,771	—
Amounts due from related parties	20	1,053,708	72,033
Loans to related parties	20	4,291,215	—
Cash and cash equivalents	10	102,697	3,583,757
Total current assets		9,387,541	8,238,187

Total assets		10,068,412	11,205,174

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital*	11	160	183
Share premium		—	7,435,512
Merger reserve	12	13	13
Capital reserve	12	(2,500,000)	(2,500,000)
Foreign currency translation reserve	12	5,130	5,130
Retained earnings		2,872,801	3,108,426
Total equity		378,104	8,049,264

Non-current liabilities
Lease liabilities	14	87,632	—
Total non-current liabilities		87,632	—

Current liabilities
Trade and other payables	13	4,424,830	3,041,100
Lease liabilities	14	80,916	87,632
Borrowings	15	5,088,600	—
Income tax payable		8,330	27,178
Total current liabilities		9,602,676	3,155,910

Total liabilities		9,690,308	3,155,910

Total equity and liabilities		10,068,412	11,205,174

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	Note	March 31, 2024	March 31, 2025	March 31, 2026
		US$	US$	US$
Revenue	16	13,971,743	17,186,677	17,128,067
Cost of sales		(10,604,640)	(13,829,471)	(13,885,050)
Gross profit		3,367,103	3,357,206	3,243,017

Operating expenses:
Selling and distribution expenses		(239,013)	(304,406)	(245,153)
General and administrative expenses		(1,646,043)	(2,677,883)	(2,675,644)
Income from operations		1,482,047	374,917	322,220

Other income/(expenses):
Interest expense	17	(403,723)	(582,013)	(134,894)
Other income, net	18	219,309	436,050	243,079

Profit before income tax		1,297,633	228,954	430,405
Income tax expense	19	(178,101)	(19,281)	(194,780)
Profit for the year		1,119,532	209,673	235,625

Other comprehensive income:
Items that may be classified subsequently to profit or loss
Exchange differences on translating foreign operations		(313)	—	—
Total comprehensive income attributable to equity owners of the Company		1,119,219	209,673	235,625

Earnings per share attributable to owners of the Company
Basic and diluted earnings per share		0.07	0.01	0.01

Weighted average number of ordinary shares used in computing basic and diluted earnings*		16,000,000	16,000,000	17,735,342

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Merger reserve	Capital reserve	Foreign currency translation reserve	Retained earnings	Total equity attributable to owners of the Company
	US$	US$	US$	US$	US$	US$	US$
Balance at April 1, 2023*	160	—	13	(2,500,000)	5,443	1,543,596	(950,788)
Profit for the year	—	—	—	—	—	1,119,532	1,119,532
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	—	(313)	—	(313)
Balance at March 31, 2024	160	—	13	(2,500,000)	5,130	2,663,128	168,431
Profit for the year	—	—	—	—	—	209,673	209,673
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	—	—	—	—
Balance at March 31, 2025	160	—	13	(2,500,000)	5,130	2,872,801	378,104
Profit for the year	—	—	—	—	—	235,625	235,625
Proceeds from issuance of IPO shares, net of expenses	23	7,435,512	—	—	—	—	7,435,535
Other comprehensive income:
Exchange differences on translating foreign operations	—	—	—	—	—	—	—
Balance at March 31, 2026	183	7,435,512	13	(2,500,000)	5,130	3,108,426	8,049,264

*	Giving retroactive effect to the issuance of ordinary shares which are detailed in Note 1.

The accompanying notes are an integral part of these financial statements.

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Note	March 31, 2024	March 31, 2025	March 31, 2026
		US$	US$	US$
Cash flows from operating activities
Profit before income tax		1,297,633	228,954	430,405

Adjustments for:
Depreciation of property, plant and equipment	4	198,360	193,626	199,328
Depreciation of right-of-use assets	14	69,241	69,241	69,242
Interest expense	17	421,713	595,421	143,340
Interest income from loan to related party	18	(165,368)	(370,705)	(23,736)
Interest income from loan to third party	18	—	—	(180,528)
Interest income	18	—	—	(30,403)
Inventories write-down	7	65,770	37,557	37,229
Reversal of inventories write-down	7	—	(28,678)	(77,240)
Allowance for provision for expected credit losses – other receivables	8	11,532	71,188	15,894
Reversal of allowance for provision for expected credit losses – other receivables	8	—	—	(106,293)
Other receivables written off		—	35,120	—
Allowance for provision for expected credit losses – third parties	8	—	—	27,694
Operating cash flows before working capital changes		1,898,881	831,724	504,932

Changes in working capital:
Inventories		1,519,269	147,511	(863,576)
Trade and other receivables		(112,572)	(659,095)	(471,955)
Trade and other payables		(43,699)	1,958,462	(859,757)
Cash generated from operations		3,261,879	2,278,602	(1,690,356)
Income tax paid		(123,111)	(144,037)	(194,451)
Net cash generated from/(used in) operating activities		3,138,768	2,134,565	(1,884,807)

Cash flows from investing activities
Purchase of property, plant and equipment	4	(22,972)	(16,710)	(36,167)
Acquisition of equity investment	5	—	—	(2,500,000)
Interest received		—	—	210,931
Deferred initial public offering (“IPO”)costs		(230,642)	(565,129)	(307,648)
Net cash used in investing activities		(253,614)	(581,839)	(2,632,884)

Cash flows from financing activities
Proceeds from issuance of IPO shares, net		—	—	8,014,981
(Loans to)/Repayment from related parties		(3,783,461)	80,664	4,314,951
(Advances to)/Repayments from related parties, net		(5,110,245)	999,610	981,675
Proceeds from/(Repayments of) borrowings, net		6,373,131	(2,095,514)	(5,088,600)
Interest paid on borrowings		(399,226)	(578,660)	(132,780)
Payment of lease liabilities		(68,989)	(74,716)	(80,916)
Interest paid on lease liabilities		(22,487)	(16,761)	(10,560)
Net cash (used in )/generated from financing activities		(3,011,277)	(1,685,377)	7,998,751

Net change in cash and cash equivalents		(126,123)	(132,651)	3,481,060
Cash and cash equivalents at beginning of year		361,471	235,348	102,697
Cash and cash equivalents at end of year	10	235,348	102,697	3,583,757

KANDAL M VENTURE LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS (cont)

A reconciliation of liabilities arising from financing activities as follows:

	Non-cash changes
	At beginning of financial year	Cash flows	Interest recharge to	Interest expense	At end of financial year
	US$	US$	US$	US$	US$
2026
Lease liabilities	168,548	(91,476)	—	10,560	87,632
Borrowings	5,088,600	(5,221,380)	—	132,780	—
Loans to related parties	(4,291,215)	4,314,951	(23,736)	—	—
Amount due from related parties	(1,053,708)	981,675	—	—	(72,033)
	(87,775)	(16,230)	(23,736)	143,340	15,599
2025
Lease liabilities	243,264	(91,477)	—	16,761	168,548
Borrowings	7,184,114	(2,674,174)	—	578,660	5,088,600
Loans to related parties	(4,001,174)	80,664	(370,705)	—	(4,291,215)
Amount due from related parties	(2,053,318)	999,610	—	—	(1,053,708)
	1,372,886	(1,685,377)	(370,705)	595,421	(87,775)

2024
Lease liabilities	312,253	(91,476)	—	22,487	243,264
Borrowings	810,983	5,973,905	—	399,226	7,184,114
Loans to related parties	(52,345)	(3,783,461)	(165,368)	—	(4,001,174)
Amount due to/(from) related parties	3,056,927	(5,110,245)	—	—	(2,053,318)
	4,127,818	(3,011,277)	(165,368)	421,713	1,372,886

The accompanying notes are an integral part of these consolidated financial statements.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	Overview

Kandal M Venture Limited (the “Company”) is incorporated in Cayman Islands on 16 January 2024 and its registered office at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands. The Company’s operations is mainly conducted in Cambodia through its manufacturing subsidiary, FMF Manufacturing Co., Ltd., at Padachi Village, Prek Ho Commune, Takhmao Town, Kandal Province, Kingdom of Cambodia.

These consolidated financial statements comprise the Company and its subsidiaries (the “Company”).

The principal activity of the Company is investment holding. The principal activities of the subsidiaries are disclosed below.

The details of its subsidiaries are as follows:

Name of subsidiary		Percentage of effective ownership held by the Company
(Country of incorporation and principal place of business)	Principal activities	March 31, 2025	March 31, 2026
Padachi M Venture Limited (BVI) (“PMV”)	Investment holding	100%	100%
Prospect Focus Limited (Hong Kong) (“PFL”)	Trading of handbags, small leather goods and accessories	100%	100%
FMF Manufacturing Co., Ltd. (Cambodia) (“FMF”)	Manufacturing of handbags, small leather goods and accessories	100%	100%

On May 29, 2024, the Company completed its company reorganization (the “Reorganization”) of entities under the common control of its existing shareholders, Mr David Miao and Mr Duncan Miao (collectively the “ultimate beneficial shareholders”). DMD Ventures Limited, a company incorporated in BVI, is wholly-owned by ultimate beneficial shareholders. The existing shareholder of PFL, Dumaine International Limited (“Dumaine”), a company incorporated in BVI, is wholly-owned by ultimate beneficial shareholders. Dumaine entered into a share swap arrangement with PMV, a wholly-owned subsidiary of the Company, in which, Dumaine transfer its entire 100 ordinary shares in PF to PMV, in exchange for 10 Class B ordinary shares in the Company, which were issued to DMD Venture Limited as nominated by Dumaine. Subsequent to the share swap arrangement, PMV became the shareholder of PFL, which in turn also owned all the equity interest of FMF, who is wholly-owned by PFL. The economic interests for ultimate beneficial shareholders remain the same before and after the Reorganization.

As the Company were under the same control of the ultimate beneficial shareholders and their entire equity interests were also ultimately held by the ultimate beneficial shareholders immediately prior to the Reorganization, the consolidated financial statements are prepared on the basis as if the Reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

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

On June 25, 2025, the Company completed its IPO. In this offering, the Company issued 2,000,000 Class A ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses. The Class A ordinary shares began trading on June 25, 2025 on the Nasdaq Capital Market under the ticker symbol “FMFC”.

On July 16, 2025, the underwriters exercised their over-allotment option to purchase an additional 300,000 Class A ordinary shares of the Company, at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$1,200,000 before deducting any underwriting discounts or expenses.

There have been no significant changes in the nature of these activities during the financial years ended March 31, 2026.

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

The preparation of financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in Note 3.

In the current year, the Company has adopted all the new and revised IFRS and Interpretations of IFRS that are relevant to its operations and effective for annual periods beginning on or after 1 April 2025. Changes to the Company’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and Interpretations of IFRS. The adoption of these new or amended IFRS and Interpretations of IFRS did not result in substantial changes to the Company’s accounting policies and had no material effect on the amounts reported for the current or prior financial years.

IFRS and Interpretations of IFRS issued but not yet effective

At the date of authorization of these financial statements, certain IFRS and Interpretations of IFRS were issued but not yet effective. Consequential amendments were also made to various standards as a result of these new/revised standards.

The Company does not intend to early adopt any of the above new/revised standards, interpretations and amendments to the existing standards. Management anticipates that the adoption of the aforementioned revised/new standards will not have a material impact on the financial statements of the Company in the period of their initial adoption.

2.2	Revenue

Revenue from sales of goods in the ordinary course of business is recognized when the Company satisfies a performance obligation by transferring control of a promised good to the customer. The amount of revenue recognized is the amount of the transaction price allocated to the satisfied performance obligation.

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

Transaction price is the amount of consideration in the contract to which the Company expects to be entitled in exchange for transferring the promised goods. The transaction price may be fixed or variable and is adjusted for time value of money if the contract includes a significant financing component. Consideration payable to a customer is deducted from the transaction price if the Company does not receive a separate identifiable benefit from the customer. When consideration is variable, if applicable, the estimated amount is included in the transaction price to the extent that it is highly probable that a significant reversal of the cumulative revenue will not occur when the uncertainty associated with the variable consideration is resolved.

Specifically, the Company uses a five-step approach to recognize revenue:

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

The Company recognizes revenue when a performance obligation is satisfied, i.e., when “control” of the goods underlying the particular performance obligations is transferred to customers.

Sales of goods

For the sale of handbags, small leather goods and accessories, the Company typically receives purchase orders from customers which will set forth the terms and conditions including the transaction price, types of products, terms of delivery, and payment terms. These terms serve as the basis of the performance obligations that the Company must fulfil in order to recognize revenue.

The key performance obligation is when delivery of finished goods i.e., handbags, small leather goods and accessories has occurred, when the products have been shipped to the specified location/warehouse, or the risks have been transferred to the customers in accordance with Incoterms stipulated in the contracts. The completion of the performance obligation is evidenced by customer acceptance/acknowledgement indicating receipt of the products, or the Company has objective evidence that all criteria for acceptance have been satisfied. No right of goods return is given to customers. No significant element of financing is deemed present as typical payment terms range from 30 to 90 days from the date of invoice.

2.3	Basis of consolidation

Consolidation

Subsidiaries are all entities (including structured entities) over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the transferred asset. Accounting policies of subsidiaries have been changed, where necessary, to ensure consistency with the policies adopted by the Company.

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

Common control

Acquisition of entities under an internal reorganization scheme does not result in any change in economic substance. Accordingly, the consolidated financial statements of the Company are a continuation of the acquired entities and is accounted for as follows:

●	The results of entities are presented as if the internal reorganization occurred from the beginning of the earliest period presented in the financial statements;

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

●	The Company will consolidate the assets and liabilities of the acquired entities at the pre-combination carrying amounts. No adjustments are made to reflect fair values, or recognize any new assets or liabilities, at the date of the internal reorganization that would otherwise be done under the acquisition method; and

●	No new goodwill is recognized as a result of the internal reorganization. The only goodwill that is recognized is the existing goodwill relating to the combining entities. Any difference between the consideration paid/transferred and the equity acquired is reflected within equity as merger reserve.

Acquisition

The acquisition method of accounting is used to account for acquisition entered by the Company.

The consideration transferred for the acquisition of a subsidiary or business comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred also includes any contingent consideration arrangement and any pre-existing equity interest in the subsidiary measured at their fair values at the acquisition date.

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

Disposals

When a change in the Company’s ownership interest in a subsidiary result in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific standard.

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

The Company assesses at each reporting date whether there is an indication that an asset may be impaired. If any indication exists, (or, where applicable, when an annual impairment testing for an asset is required), the Company makes an estimate of the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s fair value less costs of disposal and its value in use and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or group of assets. Where the carrying amount of an asset or cash-generating unit exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

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

At initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Trade receivables are measured at the amount of consideration to which the Company expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third party, if the trade receivables do not contain a significant financing component at initial recognition.

Subsequent measurement

Debt instruments

Subsequent measurement of debt instruments depends on the Company’s business model for managing the asset and the contractual cash flow characteristics of the asset. The three measurement categories for classification of debt instruments are amortized cost, fair value through other comprehensive income (“FVOCI”) and FVPL. The Company only has debt instruments at amortized cost.

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

Equity instruments

On initial recognition of an investment in equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in fair value in other comprehensive income which will not be reclassified subsequently to profit or loss. Dividends from such investments are to be recognised in profit or loss when the Company’s right to receive payments is established, except when the Company benefits from such proceeds as a recovery of part of the cost of the financial asset, in which case, such gains are recorded in other comprehensive income.

For investments in equity instruments which the Company has not elected to present subsequent changes in fair value in other comprehensive income, changes in fair value are recognised in profit or loss.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Impairment

The Company recognizes an allowance for expected credit losses (“ECL”) for all debt instruments not held at FVPL. ECL are based on the difference between the contractual cash flows due in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

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

For trade and other receivables, the Company applies a simplified approach in calculating ECL. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECL at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect debtors’ ability to pay.

The Company considers a financial asset in default when contractual payments are 30 days past due. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

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

Financial liabilities

Initial recognition and measurement

Financial liabilities are recognized when, and only when, the Company becomes a party to the contractual provisions of the financial instrument. The Company determines the classification of its financial liabilities at initial recognition.

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

Cash and cash equivalents in the consolidated statements of financial position comprise cash on hand and bank balances which are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

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

Provisions for asset dismantlement, removal or restoration are recognized when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amounts have been reliably estimated.

The Company recognizes the estimated costs of dismantlement, removal or restoration of items of property, plant and equipment arising from the acquisition or use of assets. This provision is estimated based on the best estimate of the expenditure required to settle the obligation, taking into consideration time value of money.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

2.11	Leases

When the Company is the lessee

At the inception of the contract, the Company assesses if the contract contains a lease. A contract contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Reassessment is only required when the terms and conditions of the contract are changed.

Right-of-use assets

The Company recognizes a right-of-use asset and lease liability at the date which the underlying asset is available for use. Right-of-use assets are measured at cost which comprises the initial measurement of lease liabilities adjusted for any lease payments made at or before the commencement date and lease incentives received. Any initial direct costs that would not have been incurred if the lease had not been obtained are added to the carrying amount of the right-of-use assets.

These right-of-use assets are subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Lease liabilities

The initial measurement of a lease liability is measured at the present value of the lease payments discounted using the interest rate implicit in the lease, if the rate can be readily determined. If that rate cannot be readily determined, the Company shall use its incremental borrowing rate.

Lease payments include the following:

●	Fixed payments (including in-substance fixed payments), less any lease incentives receivable;

●	Variable lease payments that are based on an index or rate, initially measured using the index or rate as at the commencement date;

●	Amounts expected to be payable under residual value guarantees;

●	The exercise price of a purchase option if the Company is reasonably certain to exercise the option; and

●	Payment of penalties for terminating the lease, if the lease term reflects the Company exercising that option.

For a contract that contain both lease and non-lease components, the Company allocates the consideration to each lease component on the basis of the relative stand-alone prices of the lease and non-lease components. The Company has elected to not separate lease and non-lease components for property leases and account these as one single lease component.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

Lease liabilities are measured at amortized cost using the effective interest method. Lease liabilities shall be remeasured when:

●	There is a change in future lease payments arising from changes in an index or rate;

●	There is a change in the Company’s assessment of whether it will exercise an extension option; or

●	There is a modification in the scope or the consideration of the lease that was not part of the original term.

Lease liabilities are remeasured with a corresponding adjustment to the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.

Short-term and low-value leases

The Company has elected to not recognize right-of-use assets and lease liabilities for short-term leases that have lease terms of 12 months or less and leases of low-value leases, except for sublease arrangements. Lease payments relating to these leases are expensed to profit or loss on a straight-line basis over the lease term.

Variable lease payments

Variable lease payments that are not based on an index or a rate are not included as part of the measurement and initial recognition of the lease liability. The Company shall recognize those lease payments in profit or loss in the periods that triggered those lease payments.

2.12	Employee benefits

Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Company pays fixed contributions into separate entities such as the National Social Security Fund on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid.

Short-term employee benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee, and the obligation can be estimated reliably.

2.13	Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. The Company measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.

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

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries, except where the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

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

(ii)	based on the tax consequence that will follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Company accounts for investment tax credits (for example, productivity and innovation credit) similar to accounting for other tax credits where a deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credits can be utilized.

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

Functional and presentation currency

Items included in the financial statements of each entity in the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The functional currency of the Company is United States Dollar and the financial statements are presented in United States Dollar (“US$”).

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

Translation of Company entities’ financial statements

The results and financial position of all the Company entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

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

The Company presents basic and diluted earnings per share data for its ordinary shares. Basic earnings per share is calculated by dividing the profit or loss attributable to owners of the Company by the weighted-average number of ordinary shares outstanding during the year, adjusted for own shares held, if any. Diluted earnings per share is determined by adjusting the profit or loss attributable to owner of the Company and the weighted-average number of ordinary shares outstanding, adjusted for own shares held, if any, for the effects of all dilutive potential ordinary shares.

2.18	Related party

A related party is defined as follows:

(a)	A person or a close member of that person’s family is related to the Company if that person:

(i)	Has control or joint control over the Company;

(ii)	Has significant influence over the Company; or

(iii)	Is a member of the key management personnel of the Company or of a parent of the Company.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

2.	Material accounting policy information (cont.)

(b)	An entity is related to the Company if any of the following conditions applies:

(i)	The entity and the Company are members of the same group (which means that each parent, subsidiary and fellow subsidiary is related to the others).

(ii)	One entity is an associate or joint venture of the other entity (or an associate or joint venture of a member of a group of which the other entity is a member).

(iii)	Both entities are joint ventures of the same third party.

(iv)	One entity is a joint venture of a third entity and the other entity is an associate of the third entity.

(v)	The entity is a post-employment benefit plan for the benefit of employees of either the Company or an entity related to the Company. If the Company is itself such a plan, the sponsoring employers are also related to the Company.

(vi)	The entity is controlled or jointly controlled by a person identified in (a).

(vii)	A person identified in (a) (i) has significant influence over the entity or is a member of the key management personnel of the entity (or of a parent of the entity).

3.	Significant accounting judgments and estimates

The preparation of consolidated financial statements in conformity with IFRS requires management to exercise its judgement in the process of applying the Company accounting policies. It also requires the use of accounting estimates and assumptions that affect the reported amounts of assets and liabilities at the balance sheet date and revenues and expenses during the reporting periods.

Management is of opinion that there is no significant judgement made that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial years.

Key source of estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period are discussed below. The Company based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions when they occur.

Allowance for expected credit losses of trade receivables — third parties

The Company uses a provision matrix to measure expected credit losses for trade receivables. The expected credit losses rates are based on the Company’s historical loss experience of the customers, geographical locations, product types and internal ratings, adjusted for forward-looking factors specific to the debtors and the economic environment which could affect the ability of the debtors to settle the trade receivables. In considering the impact of the economic environment on the expected credit losses rates, the Company assesses, for example, the country default risk. The Company adjusts the allowance matrix at each reporting date. Such estimation of the expected credit losses rates may not be representative of the actual default in the future.

The carrying amount of the Company’s trade receivables as at March 31, 2026 was US$1,772,502 (2025: US$1,189,904).

Allowance for write-down of inventories

Inventory is valued at the lower of cost and net realizable value. Management reviews the Company’s inventory levels in order to identify slow-moving and obsolete inventory and identifies items of inventory which have a market price, being the selling price quoted from the market of similar items that is lower than its carrying amount. Management then estimates the amount of inventory loss as an allowance on inventory. Changes in demand levels, technological developments and pricing competition could affect the ability to sell and values of the inventory which could then consequentially impact the Company’s results.

The carrying amount of the Company’s inventories as at March 31, 2026 was US$2,549,920 (2025: US$1,646,333).

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

3.	Significant accounting judgments and estimates (cont.)

Depreciation of property, plant and equipment

The Company depreciates property, plant and equipment over their estimated useful lives after taking into account of their estimated residual values. The estimated useful life reflects management’s estimate of the period that the Company intends to derive future economic benefits from the use of the Company’s property, plant and equipment. The residual value reflects management’s estimated amount that the Company would currently obtain from the disposal of the asset, after deducting the estimated costs of disposal, as if the asset was already of the age and in the condition expected at the end of its useful life. Changes in the expected level of usage and technological developments could affect the economics, useful lives and the residual values of these assets which could then consequentially impact future depreciation charges.

The carrying amount of the Company’s property, plant and equipment as at March 31, 2026 was US$349,440 (2025: US$512,601).

Fair value of unquoted equity securities

The Company carries its unquoted equity securities at fair value, with any changes in fair value recognised in other comprehensive income. The fair value of equity investment is determined by independent valuation experts using the discounted cash flow method under the income approach. The key assumptions used to determine the fair value of this unquoted equity securities and sensitive analysis are disclosed in Note 5.

The carrying amount of the Company’s unquoted equity securities as at March 31, 2026 was US$2,500,000 (2025: Nil).

4.	Property, plant and equipment

	Leasehold improvement	Plant and machinery	Furniture and fixtures	Computer and software	Tools and equipment	Setup costs	Total
	US$	US$	US$	US$	US$	US$	US$
Cost:
Balance at April 1, 2024	580,776	1,263,974	163,968	69,738	197,955	681,217	2,957,628
Additions	—	7,499	—	9,057	154	—	16,710
Balance at March 31, 2025	580,776	1,271,473	163,968	78,795	198,109	681,217	2,974,338
Additions	—	27,985	—	7,072	1,110	—	36,167
Balance at March 31, 2026	580,776	1,299,458	163,968	85,867	199,219	681,217	3,010,505

Accumulated depreciation
Balance at April 1, 2024	365,582	815,535	162,085	60,939	182,753	681,217	2,268,111
Depreciation	58,078	126,952	1,430	3,607	3,559	—	193,626
Balance at March 31, 2025	423,660	942,487	163,515	64,546	186,312	681,217	2,461,737
Depreciation	63,050	128,399	320	4,345	3,214	—	199,328
Balance at March 31, 2026	486,710	1,070,886	163,835	68,891	189,526	681,217	2,661,065

Carrying amount
Balance at March 31, 2025	157,116	328,986	453	14,249	11,797	—	512,601
Balance at March 31, 2026	94,066	228,572	133	16,976	9,692	—	349,440

5.	Other investment

	March 31, 2025	March 31, 2026
	US$	US$
Fair value through other comprehensive income
Unquoted equity securities	—	2,500,000

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

5.	Other investment (cont.)

Detail of investment is as follows:

	Country of registration and	Equity Interest
Name of the investee	operation	2026	2025	Principal activity
		%	%
Dumaine International Limited	British Virgin Islands	15	Nil	Manufacturing of leather handbags, wallets and luggage, acting as the original equipment manufacturer for international brands, with manufacturing factories based in Philippines.

During the financial year, the Company acquired 15% equity interest of Dumaine International Limited. The Company has elected to measure the equity investment at fair value through other comprehensive income as the investment is not held for trading and due to the Company’s intention to hold these equity securities for long-term appreciation.

The fair value of unquoted equity securities is determined using a discounted cash flow method under income approach based on five-year cash flow projections. The significant unobservable inputs used in the fair value measurements of unquoted securities are categorised within Level 3 of the fair value hierarchy.

The key assumptions applied in the discounted cash flow model are as follows:

●	Average annual revenue growth rate range of 5% to 20%;

●	Pre-tax discount rate of 15.5%; and

●	Terminal growth rate of 2.5%.

Sensitivity analysis performed on the above key assumptions indicated that the reasonably possible change in these assumptions would not have a material impact on the fair value measurement of the unquoted equity securities.

A reconciliation for the unquoted equity securities measured at fair value based on significant unobservable inputs (Level 3) is as follows:

	March 31, 2025	March 31, 2026
	US$	US$
At the beginning of the year	—	—
Investment during the year	—	2,500,000
At the end of the year	—	2,500,000

6.	Deferred tax liabilities/(assets)

Movement in deferred tax liabilities/(assets) are as follows:

	March 31, 2025	March 31, 2026
	US$	US$
At beginning of financial year	(13,629)	(29,787)
Charged to profit or loss (Note 19)	(16,158)	(18,519)
At end of financial year	(29,787)	(48,306)

Deferred tax liabilities/(assets) arise from the difference between accounting depreciation and tax depreciation for tax-deductible assets.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

7.	Inventories

	March 31, 2025	March 31, 2026
	US$	US$
Raw materials	873,974	1,562,645
Work-in-progress	259,343	470,126
Finished goods	501,756	248,052
Goods-in-transit	278,299	496,125
Less: Allowance for inventories write-down	(267,039)	(227,028)
	1,646,333	2,549,920

The cost of materials recognized as an expense and included in “cost of sales” amounted to US$6,639,237 (2025: US$6,572,922).

Movement in allowance for inventories write-down has been included in “cost of sales” are as follows:

	March 31, 2025	March 31, 2026
	US$	US$
At beginning of financial year	258,160	267,039
Inventories write-down	37,557	37,229
Reversal of inventories write-down	(28,678)	(77,240)
At end of financial year	267,039	227,028

8.	Trade and other receivables

	March 31, 2025	March 31, 2026
	US$	US$
Trade receivables – third parties	1,199,983	1,810,275
Less: Allowance for expected credit losses of trade receivables – third parties	(10,079)	(37,773)
	1,189,904	1,772,502
Other receivables:
– third parties	2,271	5,862
Deposits	68,760	68,840
Prepayments	43,545	54,099
VAT refundable	316,530	163,968
Less: Allowance for expected credit losses for non-trade receivables	(123,193)	(32,794)
	1,497,817	2,032,477

Trade receivables are unsecured, non-interest bearing and are generally on 30 to 90 days’ (2025: 30 to 90 days) credit terms.

The movement in allowance for expected credit losses of trade receivables — third parties computed based on lifetime ECL was as follows:

	March 31, 2025	March 31, 2026
	US$	US$
At beginning of financial year	10,079	10,079
Provision for expected credit losses	—	27,694
At beginning and end of financial year	10,079	37,773

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

8.	Trade and other receivables (cont.)

The movement in allowance for expected credit losses of non-trade receivables was as follows:

	March 31, 2025	March 31, 2026
	US$	US$
At beginning of financial year	52,005	123,193
Provision for expected credit losses	71,188	15,894
Reversal of provision for expected credit losses	—	(106,293)
At beginning and end of financial year	123,193	32,794

The currency profiles of the Company’s trade and other receivables as at the end of each reporting period are as follows:

	March 31, 2025	March 31, 2026
	US$	US$
United States Dollar	1,304,480	1,896,145
Khmer Riel	193,337	136,332
	1,497,817	2,032,477

9.	Deferred initial public offering (“IPO”) costs

IPO costs directly attributable to an offering of equity securities are deferred and would be charged against the gross proceeds of the offering. These costs include professional fees that are directly attributable to the preparation of the Company’s proposed SEC filing such as legal fees, counsel fees, consulting fees, and related costs.

As of March 31, 2025, the accumulated deferred IPO cost was US$795,771.

As of March 31, 2026, the accumulated deferred IPO cost have been fully capitalized against share premium.

10.	Cash and cash equivalents

	March 31, 2025	March 31, 2026
	US$	US$
Cash at banks	1,185	1,404,992
Cash on hand	101,512	26,258
Deposits with financial institutions	—	2,152,507
	102,697	3,583,757

Fixed deposits will mature within 3 months from the placement date and effective interest rate range from between 1.45% to 2.00% per annum.

The currency profiles of the Company’s cash and cash equivalents as at the end of each reporting period are as follows:

	March 31, 2025	March 31, 2026
	US$	US$
United States Dollar	102,239	1,064,269
Hong Kong Dollar	426	2,337,600
Renminbi	32	—
Khmer Riel	—	181,888
	102,697	3,583,757

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

11.	Share capital

	March 31, 2025	March 31, 2026	March 31, 2025	March 31, 2026
	Number of ordinary shares		US$	US$
Issued and fully paid:
Class A ordinary shares	13,000,000	15,300,000	130	153
Class B ordinary shares	3,000,000	3,000,000	30	30
	16,000,000	18,300,000	160	183

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

On June 25, 2025, the Company completed its IPO. In this offering, the Company issued 2,000,000 Class A ordinary shares at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$8,000,000 before deducting any underwriting discounts or expenses. The Class A ordinary shares began trading on June 25, 2025 on the Nasdaq Capital Market under the ticker symbol “FMFC”.

On July 16, 2025, the underwriters exercised their over-allotment option to purchase an additional 300,000 Class A ordinary shares of the Company, at a price of US$4.00 per share. The Company received gross proceeds in the amount of US$1,200,000 before deducting any underwriting discounts or expenses.

The gross proceeds of the Company’s IPO, including the proceeds from the sale of the over-allotment shares, totaled US$9,200,000, before deducting underwriting discounts and other related expenses.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

12.	Reserve

Merger reserve

Merger reserve represents the difference the between value of the ordinary shares issued in exchange for the ordinary shares of the subsidiary acquired under business combination under common control.

Capital reserve

Capital reserve represents non-distributable reserve which arose from waiver of inter-company balances in prior years.

Foreign currency translation reserve

Foreign currency translation reserve represents exchange differences arising from the translation of the financial statements of foreign operations whose functional currencies are different from that of the Company’s presentation currency.

Share premium

Share premium includes any premiums received on the issue of the Company’s Ordinary Shares. Any transaction costs associated with the issuing of shares are deducted from share premium, net of any related income tax benefits.

13.	Trade and other payables

	March 31, 2025	March 31, 2026
	US$	US$
Trade payables – third parties	2,568,272	1,990,823
Advance payment from customers	172,821	214,746
Accrued expenses	1,292,291	801,600
Other payables	391,446	33,931
	4,424,830	3,041,100

Trade payables are non-interest bearing and are normally settled on 30 to 60 days’ (2025: 30 to 60 days) credit term.

Advance payment from customers represents payment received from customers prior to delivery of goods. Upon delivery of goods and acceptance by customers, the advance payment will be offset against trade receivable.

Accrued expenses mainly consist of staff cost, contract workers’ cost, interest payables, freight charges and professional fees.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

13.	Trade and other payables (cont.)

The currency profiles of the Company’s trade and other payables as at the end of each reporting period are as follows:

	March 31, 2025	March 31, 2026
	US$	US$
United States Dollar	3,481,658	2,337,920
Hong Kong Dollar	850,436	607,800
Renminbi	65,328	65,042
Khmer Riel	27,408	30,338
	4,424,830	3,041,100

14.	Lease liabilities

Company as a lessee

The Company has lease contracts for leasehold premises. The Company’s obligations under these leases are secured by the lessor’s title to the leased assets. The Company is restricted from assigning and subleasing the leased assets.

The Company also has certain leases with lease terms of 12 months or less. The Company applies the ‘short-term lease’ recognition exemptions for these leases.

Carrying amount of right-of-use assets

Leasehold premises
US$
At April 1, 2024	207,724
Depreciation	(69,241)
At March 31, 2025	138,483
Depreciation	(69,242)
At March 31, 2026	69,241

Lease liabilities

The carrying amount of lease liabilities and the movement during the financial year are disclosed elsewhere in the financial statements, and the maturity analysis of lease liabilities is disclosed in Note 22.

	March 31, 2025	March 31, 2026
	US$	US$
Current	80,916	87,632
Non-current	87,632	—
	168,548	87,632

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

14.	Lease liabilities (cont.)

Amounts recognized in profit or loss

	March 31, 2025	March 31, 2026
	US$	US$
Depreciation of right-of-use assets	69,241	69,242
Interest expense on lease liabilities (Note 17)	16,761	10,560
Lease expenses not capitalised in lease liabilities
– Expenses relating to short-term leases (include in cost of sales)	30,100	31,200
	116,102	111,002

Total cash outflows

The Company had total cash outflows for leases of US$122,676 (2025: US$121,577).

15.	Borrowings

Type	Drawn/ Maturities	Interest Rate	March 31, 2025	March 31, 2026
			US$	US$
Trade financing	April 10, 2025 to July 18, 2025	5.70% – 6.56% (2025: 5.70% – 6.56%)	584,350	—
Export financing	May 15, 2025 to June 30, 2025	5.38% – 6.72% (2025: 5.38% – 6.62%)	4,504,250	—
Total			5,088,600	—

Borrowings, current portion			5,088,600	—

Trade financing and export financing are usually settled within 120 (2025: 120) days from drawdown date.

Interest expense for the years ended March 31, 2025 and 2026 amounted to US$578,660 and US$132,780 respectively.

As of March 31, 2026, all outstanding borrowings have been fully repaid and discharged.

The currency profiles of the Company’s borrowing as at the end of each reporting period are as follows:

	March 31, 2025	March 31, 2026
United States Dollar	3,126,631	—
Hong Kong Dollar	1,961,969	—
	5,088,600	—

16.	Revenue

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Sales of goods – a point in time	13,971,743	17,186,677	17,128,067

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

17.	Interest expense

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Interest expense on trade and export financing	187,781	479,906	132,780
Interest expense on revolving loans	211,445	98,754	—
Interest on lease liabilities (Note 14)	22,487	16,761	10,560
	421,713	595,421	143,340
Interest expenses is recognized in profit or loss as follows:
Cost of sales	17,990	13,408	8,446
Interest expenses	403,723	582,013	134,894
	421,713	595,421	143,340

18.	Other income, net

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Interest income from loans to related parties (Note 20)	165,368	370,705	23,736
Interest income from loans to third party	—	—	180,528
Interest income from fixed deposit	—	—	30,403
Sundry income	34,782	74,618	15,278
Gain/(Loss) on foreign exchange, net	19,159	(9,273)	(6,866)
	219,309	436,050	243,079

19.	Income tax expense

The major components of income tax expense recognized in profit or loss for the years ended March 31, 2024, 2025 and 2026 were:

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Current income tax
Current year’s provision	223,455	149,467	213,299
Over provision in respect of prior years	—	(114,028)	—
	223,455	35,439	213,299
Deferred taxation
Current year (Note 6)	(45,354)	(16,158)	(18,519)
	178,101	19,281	194,780

Relationship between tax expense and accounting profits

Domestic income tax is calculated at 20% (2025: 20%) of the estimated assessable profits for the financial years. Taxation for other jurisdictions is calculated at the rates prevailing in the relevant jurisdictions.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

19.	Income tax expense (cont.)

A reconciliation between tax expense and the product of accounting profits multiplied by Cambodia income tax rate for the financial years ended March 31, 2024, 2025, and 2026 were as follows:

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Profit before income tax	1,297,633	228,954	430,405

Tax calculated at tax rate of 20% (2025: 20%)	259,527	45,791	86,081

Effects of:
Income not subject to tax	(27,286)	—	(29,787)
Expenses not deductible for tax purposes	34,759	90,753	178,110
Utilization of deferred tax assets previously not recognized	(112,077)	(129,959)	(142,816)
Effect of minimum tax rates in Cambodia	46,472	149,467	147,857
Tax concessions and deductions	—	—	(21,154)
Over provision in respect of prior year	—	(114,028)	—
Different tax rates in foreign jurisdiction	(23,294)	(22,743)	(23,511)
	178,101	19,281	194,780

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable.

In prior financial year, the Company had unrecognized provisions of approximately US$714,079 at the reporting date which can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements. The tax losses and capital allowances have no expiry date. These unrecognized provisions have been utilized during the financial year, and no such unrecognized provisions carried forward for current financial year.

Cayman Islands

Under the current laws of Cayman Islands, the Company is not subject to any income tax.

BVI

Under the current laws of BVI, PMV is not subject to any income tax.

20.	Significant related party transactions and balances

Other than those disclosed elsewhere in the financial statements, significant related party transactions during the year on terms agreed between the Company and its related parties were as follows:

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Fashion Focus Manufacturing Ltd
Management fee charged from	223,548	274,987	7,323
Director’s remuneration charged from	114,000	242,200	66,959
Loan interest charged to (Note 18)	2,625	39,418	—

Merit Focus Ltd
Loan interest charged to (Note 18)	162,743	331,287	23,736

David Miao
Acquisition of shares from	—	—	1,375,000

Duncan Miao
Acquisition of shares from	—	—	1,125,000

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

20.	Significant related party transactions and balances (cont.)

Balances with related parties

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Amount due from related parties, net
Fashion Focus Manufacturing Ltd	2,053,318	1,053,708	72,033

Loan to related parties, net
Fashion Focus Manufacturing Ltd	54,970	—	—
Merit Focus Ltd	3,946,204	4,291,215	—
	4,001,174	4,291,215	—

Amounts due from and (to) related parties are unsecured and non-interest bearing.

Loans to related parties are interest bearing at the prevailing interest rates levied by the financial institution and repayable upon maturity of the loans.

21.	Segment reporting

Operating segments are identified on the basis of internal reports about components of the Company that are regularly reviewed by the Chief Executive Officers (“CEO”) for the purpose of resource allocation and performance assessment. Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

The Company operates in a single business segment which is the business of contract manufacturing of handbags. No operating segments have been aggregated to form the following reportable operating segment.

Geographical information and major customers

The Company’s non-current assets are based in Cambodia.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

21.	Segment reporting (cont.)

The following table breaks down revenue by geographic location of the Company’s revenue. The geographical location is based on the location at which the goods is delivered to the customers.

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
United States of America	10,244,648	13,094,560	10,932,062
Europe	1,841,001	2,119,315	4,566,499
Canada	826,865	614,951	464,495
Japan	417,928	507,214	208,177
Others(a)	641,301	850,637	956,834
	13,971,743	17,186,677	17,128,067

(a)	No revenue from any other country amounted to 5 per cent or more of the Company’s revenue.

22.	Financial risk management

The Company’s activities expose it to a variety of financial risks from its operation. The key financial risks include credit risk, liquidity risk and market risk (including foreign currency risk and interest rate risk).

The directors review and agree policies and procedures for the management of these risks, which are executed by the management team. It is, and has been throughout the current and previous financial years, the Company’s policy that no trading in derivatives for speculative purposes shall be undertaken.

The following sections provide details regarding the Company’s exposure to the abovementioned financial risks and the objectives, policies and processes for the management of these risks.

There has been no change to the Company’s exposure to these financial risks or the manner in which it manages and measures the risks.

Credit risk

Credit risk refers to the risk that the counterparty will default on its contractual obligations resulting in a loss to the Company. The Company’s exposure to credit risk arises primarily from trade and other receivables. For other financial assets (including cash), the Company minimizes credit risk by dealing exclusively with high credit rating counterparties.

The Company has adopted a policy of only dealing with creditworthy counterparties. The Company performs ongoing credit evaluation of its counterparties’ financial condition and generally do not require a collateral.

The Company considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period.

The Company has determined the default event on a financial asset to be when internal and/or external information indicates that the financial asset is unlikely to be received, which could include default of contractual payments due for more than 30 days or there is significant difficulty of the counterparty.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial risk management (cont.)

To minimize credit risk, the Company has developed and maintained the Company’s credit risk grading to categorize exposures according to their degree of risk of default. The credit rating information is supplied by publicly available financial information and the Company’s own trading records to rate its major customers and other debtors. The Company considers available reasonable and supportive forward-looking information which includes the following indicators:

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

The Company determined that its financial assets are credit-impaired when:

●	There is significant difficulty of the debtor

●	A breach of contract, such as a default or past due event

●	It is becoming probable that the debtor will enter bankruptcy or other financial reorganization

●	There is a disappearance of an active market for that financial asset because of financial difficulty

The Company categorizes a receivable for potential write-off when a debtor fails to make contractual payments more than 120 days past due. Financial assets are written off when there is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.

The Company’s current credit risk grading framework comprises the following categories:

Category	Definition of category	Basis for recognizing ECL
I	Counterparty has a low risk of default and does not have any past-due amounts.	12-month ECL

II	Amount is >30 days past due or there has been a significant increase in credit risk since initial recognition.	Lifetime ECL – not credit impaired

III	Amount is >60 days past due or there is evidence indicating the asset is credit-impaired (in default).	Lifetime ECL – credit-impaired

IV	There is evidence indicating that the debtor is in severe financial difficulty and the debtor has no realistic prospect of recovery.	Amount is written off

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial risk management (cont.)

The table below details the credit quality of the Company’s financial assets, as well as maximum exposure to credit risk by credit risk rating categories:

	Category	12-month or lifetime ECL	Gross carrying amount	Loss allowance	Net carrying amount
			US$	US$	US$
March 31, 2026
Trade receivables	III Note 1	Life time ECL (Simplified)	1,810,275	(37,773)	1,772,502
Other receivables (exclude prepayments and VAT refundable)	I Note 2	12-month ECL	74,702	—	74,702
Amounts due from related parties, net	I Note 4	12-month ECL	72,033	—	72,033
				(37,773)
March 31, 2025
Trade receivables	III Note 1	Life time ECL (Simplified)	1,199,983	(10,079)	1,189,904
Other receivables (exclude prepayments and VAT refundable)	I Note 2	12-month ECL	71,031	—	71,031
Amounts due from related parties, net	I Note 4	12-month ECL	1,053,708	—	1,053,708
Loans to related parties, net	I Note 4	12-month ECL	4,291,215	—	4,291,215
				(10,079)

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial risk management (cont.)

Trade receivables (Note 1)

For trade receivables, the Company has applied the simplified approach in IFRS 9 and use provision matrix to measure the loss allowance at lifetime ECL. In determining ECL on a collective basis, trade receivables are grouped based on similar credit risk and aging. The Company considers the historical credit loss experience based on the past due status of the debtors, historical customers’ payment profile and adjusted as appropriate to reflect current conditions and estimates of future economic conditions affecting the ability of the customers to settle the debts. The Company has identified the country’s risk in which it sells goods to be the most relevant factor and the historical loss rates are adjusted accordingly based on the expected changes in this factor. Accordingly, the credit risk profile of trade receivables is presented based on their past due status in terms of the provision matrix.

	Trade receivables	ECL	Trade receivables, net
	US$	US$	US$
March 31, 2026
Not past due	1,810,275	(37,773)	1,772,502
< 30 days	—	—	—
31 days to 60 days	—	—	—
61 days to 90 days	—	—	—
	1,810,275	(37,773)	1,772,502

	Trade receivables	ECL	Trade receivables, net
	US$	US$	US$
March 31, 2025
Not past due	963,793	(8,096)	955,697
< 30 days	141,108	(1,185)	139,923
31 days to 60 days	92,415	(776)	91,639
61 days to 90 days	2,667	(22)	2,645
	1,199,983	(10,079)	1,189,904

Other receivables (Note 2)

Other receivables are considered to be low credit risk and subject to immaterial credit loss. Credit loss for these assets have not been increased significantly since their initial recognition. Consequently, they are measured at the 12-month ECL.

Cash and cash equivalents (Note 3)

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

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial risk management (cont.)

Excessive risk concentration

Concentrations arise when a number of counterparties are engaged in similar business activities, or activities in the same geographical region, or have economic features that would cause their ability to meet contractual obligations to be similarly affected by changes in economic, political or other conditions. Concentrations indicate the relative sensitivity of the Company’s performance to developments affecting a particular industry.

Exposure to credit risk

The Company has no significant concentration of credit risk except for those significant customers disclosed below. The Company has credit policies and procedures in place to minimize and mitigate its credit risk exposure.

The following table sets forth a summary of single customers who represent 10% or more of the Company’s revenue:

	March 31, 2024	March 31, 2025	March 31, 2026
	US$	US$	US$
Customer A	12,357,295	13,720,235	12,709,652
Customer B	1,333,936	1,900,521	2,650,143
Customer C	—	—	1,768,272
	13,691,231	15,620,756	17,128,067

The following table sets forth a summary of single customers who represent 10% or more of the Company’s trade receivable as at reporting period:

	March 31, 2025	March 31, 2026
	US$	US$
Customer A	1,040,765	1,787,921
Customer B	159,218	22,354
	1,199,983	1,810,275

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

As at March 31, 2026, the bank facilities that was jointly guaranteed by PFL had been fully repaid and the financial guarantee under PFL had been discharged by the banks.

Liquidity risk

Liquidity risk refers to the risk that the Company will encounter difficulties in meeting its short-term obligations due to shortage of funds. The Company’s exposure to liquidity risk arises primarily from mismatches of the maturities of financial assets and liabilities. It is managed by matching the payment and receipt cycles. The Company finances its working capital requirements through a combination of funds generated from operations, bank borrowing, advances from related parties, if necessary.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial risk management (cont.)

In assessing our liquidity, the Company monitors and analyze cash and cash equivalents and operating expenditure commitments. As of March 31, 2026, the Company current assets exceeded its current liabilities by US$5,082,277 and cash and cash equivalents amounted to approximately US$3,583,000. The Company has generated a profit amount approximately US$235,000.

Based on the above considerations, management is of the opinion that the Company has sufficient funds to meet its working capital requirements and debt obligations, for at least the next 12 months. There are several factors that could potentially arise that could undermine the Company’s plans, such as changes in the demand for its products, economic conditions, its operating results continuing to deteriorate and its shareholders and related parties being unable to provide continued financial support.

The Company maintains sufficient cash and cash equivalents, and internally generated cash flows to finance their activities and management is satisfied that funds are available to finance the operations of the Company.

Analysis of financial instruments by remaining contractual maturities

The following table details the remaining contractual maturity for non-derivative financial liabilities. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay. The table includes both interest and principal cash flows.

	On demand or within 1 year	Within 2 to 5 years	Total
	US$	US$	US$
March 31, 2026
Trade and other payables (exclude advance payment from customers)	2,826,354	—	2,826,354
Lease liabilities	87,632	—	87,632
Borrowings	—	—	—
Total	2,913,986	—	2,913,986

March 31, 2025
Trade and other payables (exclude advance payment from customers)	4,252,009	—	4,252,009
Lease liabilities	91,476	91,476	182,952
Borrowings	5,194,178	—	5,194,178
Total	9,537,663	91,476	9,629,139

Market risk

Market risk is the risk that changes in market prices, such as interest rates and foreign exchange rates will affect the Company’s profit or loss. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company’s exposure to interest rate risk arises primarily from bank borrowing.

The sensitivity analysis below has been determined based on the exposure to interest rate for non-derivative instruments at the end of the reporting period. A 50 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

22.	Financial risk management (cont.)

As of March 31, 2025, if interest rates on bank borrowings had been 50 basis points higher and all other variables were held constant, the Company’s profit/loss for the year would decrease by approximately US$1,100. The Company does not have any interest bearing bank borrowings as at March 31, 2026.

The Company periodically review its liabilities and monitors interest rate fluctuations to ensure that the exposure to interest rate risk is within acceptable level.

The Company does not expect any significant effect on the Company’s profit or loss arising from the effects of reasonably possible changes to interest rates on interest bearing financial instruments at the end of the reporting period.

Foreign currency risk

The Company’s foreign exchange risk results mainly from cash flows from transactions denominated in foreign currencies. At present, the Company does not have any formal policy for hedging against currency risk. The Company ensures that the net exposure is kept to an acceptable level by buying or selling foreign currencies at spot rates, where necessary, to address short-term imbalances.

The Company has transactional currency exposures arising from sales or purchases that are denominated in a currency other than the functional currency of the entity, primarily Hong Kong Dollar (“HKD”), Renminbi (“RMB”) and Khmer Riel (“KHR”).

At the end of each reporting period, the Company’s exposure to foreign currency risk is as follows:

	March 31, 2025			March 31, 2026
	HKD	RMB	KHR	HKD	RMB	KHR
	US$	US$	US$	US$	US$	US$
Financial assets
Trade and other receivables	—	—	193,337	—	—	136,332
Cash and cash equivalents	426	32	—	2,337,600	—	181,888

Financial liabilities
Trade and other payables	(850,436)	(65,328)	(27,408)	(607,800)	(65,042)	(30,338)
Borrowings	(1,961,969)	—	—	—	—	—
Net exposure	(2,811,979)	(65,296)	165,929	1,729,800	(65,042)	287,882

The weakening of US$ against the foreign currencies denominated balances as at the reporting date would increase/(decrease) profit or loss by the amounts shown below. The analysis assumes that all other variables remain constant.

	Profit or loss (after tax)
	March 31, 2025	March 31, 2026
	US$	US$
HKD strengthening 5% (2025: 5%)	(140,599)	86,490
RMB strengthening 5% (2025: 5%)	(3,265)	(3,252)
KHR strengthening 5% (2025: 5%)	8,296	14,394

The strengthening of US$ against the above currencies would have had equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Fair value of assets and liabilities

Fair value measurement

The accounting standard regarding fair value of financial instruments and related fair value measurements defines financial instruments and requires disclosure of the fair value of financial instruments held by the Company.

The accounting standards define fair value, establish a three-level valuation hierarchy for disclosures of fair value measurement and enhance disclosure requirements for fair value measures. The three levels are defined as follow:

●	Level 1 — Quoted prices (unadjusted) in active market for identical assets or liabilities that the Company can access at the measurement date

●	Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, and

●	Level 3 — Unobservable inputs for the asset or liability.

Assets measured at fair value

The following table shows an analysis of the Company’s asset measured at fair value at the end of the reporting period:

Fair value measurements at the end of the reporting period using
	Quoted prices in active markets for identical asset	Significant observable inputs other than quoted prices	Significant unobservable inputs
	(Level 1)	(Level 2)	(Level 3)	Total
	US$	US$	US$	US$
Recurring fair value measurements
March 31, 2026
Financial asset:
Other investment (Note 5)	—	—	2,500,000	2,500,000

March 31, 2025
Financial asset:

Other investment (Note 5)	—	—	—	—

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

23.	Fair value of assets and liabilities (cont.)

Level 3 fair value measurement

(i) Information about significant unobservable inputs used in Level 3 fair value measurements

The following table shows the information about fair value measurements using significant unobservable inputs (Level 3):

Description	Valuation techniques	Key unobservable inputs	March 31, 2026	March 31, 2025

At fair value through other comprehensive income – other investment (unquoted equity securities)	Discounted cash flow	Cost of equity	15.50%	-
		Discount for lack of marketability	16.32%	-

(ii) Movements in Level 3 assets measure at fair value

	2026	2025
	US$	US$
	Fair value measurements using significant unobservable inputs (Level 3)
	Unquoted equity securities

At beginning of financial year	—	—
Acquisition of equity investment	2,500,000	—
At end of financial year	2,500,000	—

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

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

24.	Financial instruments by category

At the reporting date, the aggregate carrying amount of financial assets and receivables and financial liabilities at amortized cost were as follows:

	March 31, 2025	March 31, 2026
	US$	US$
Financial assets measured at amortized cost
Trade and other receivables	1,260,935	1,847,204
Amounts due from related parties	1,053,708	72,033
Loans to related parties	4,291,215	—
Cash and cash equivalents	102,697	3,583,757
	6,708,555	5,502,994

Financial liabilities measured at amortized cost
Trade and other payables	4,252,009	2,826,354
Lease liabilities	168,548	87,632
Borrowings	5,088,600	—
	9,509,157	2,913,986

25.	Capital management

The Company manages their capital to ensure that the Company is able to continue as a going concern and maintain an optimal capital structure so as to maximize shareholder’s value. The capital structure of the Company consists of equity attributable to owners of the Company, comprising issued share capital, reserves and retained earnings as presented in the consolidated statements of changes in equity.

The Company manages its capital structure and makes adjustments to it, in light of changes in economic conditions. To maintain or adjust the capital structure, the Company may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The Company is not subject to any externally imposed capital requirements. No changes were made in the objectives, policies or processes during the financial years ended March 31, 2026.

26.	Commitments and contingencies

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

27.	Events after reporting period

The Company evaluated all events and transactions that from March 31, 2026, up through July 30, 2026 which is the date that these consolidated financial statements are available to be issued, there are not any material subsequent events that require disclosure in these consolidated financial statements except below:

On April 8, 2026, PMV, a wholly-owned subsidiary of the Company entered into a convertible bond purchase agreement (the “Agreement”) with Dumaine in connection to Dumaine’s sale and issuance of an aggregate principal amount of US$2.5 million newly issued senior unsecured convertible bonds (the “Instrument”). Interest is payable by Dumaine to PMV semi-annually in cash under the Instrument at an interest rate of 6% per annum. The Instrument is due on the five-year anniversary of the date of issuance unless earlier converted or repaid.

KANDAL M VENTURE LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

27.	Events after reporting period (cont.)

On June 5, 2026, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) with a certain institutional investor (the “Investor”) whereby the Company agreed to issue and sell a new series of senior unsecured convertible promissory notes of the Company (the “Notes”), in the aggregate original principal amount of up to US$25,000,000, which Notes shall be convertible into the Company’s Class A Ordinary Shares, par value US$0.00001 per share, in accordance with the terms therein. The Initial Closing (as defined in the Securities Purchase Agreement) occurred on June 5, 2026, whereby the Company issued and sold to the Investor an initial Note in the aggregate original principal amount of US$1,000,000. The Company and the Investor also entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities as defined therein.

The Second Closing of the Securities Purchase Agreement (as defined therein) occurred on June 25, 2026, whereby the Company issued and sold to the Investor a second note in the aggregate original principal amount of US$1,000,000 (the “Second Note”). The Second Note bears interest at a rate of 10% per annum (subject to adjustment therein), and matures on June 5, 2029. The Second Note is convertible, in whole or in part, at any time after issuance, into the Company’s Class A Ordinary Shares at 105% of the principal converted, subject to the terms therein.

On June 8, 2026, PMV, Mr Duncan Miao and Mr David Miao, entered into another sales and purchase agreement, pursuant to which PMV conditionally agreed to purchase, and Mr. Miao Duncan and Mr. Miao Tai Wai, David, conditionally agreed to sell, an aggregate of additional 15% of Dumaine at aggregate consideration of US$2.5 million to be settled entirely in cash, which are to be funded solely by cash on hand of PMV.

Further to the delinquency letter from the Nasdaq Staff dated December 22, 2025, on June 23, 2026, the Company received another letter from Nasdaq, indicating that the Company is granted an additional 180 calendar days, until December 21, 2026, to regain compliance with the minimum bid price requirement of $1 per share, as stipulated by Nasdaq Listing Rule 5550(a)(2). If compliance cannot be demonstrated by December 21, 2026, Nasdaq Staff will provide written notification that the Company’s securities will be delisted. At that time, the Company may appeal Nasdaq Staff’s determination to a Hearings Panel.